As filed with the Securities and Exchange Commission on February 14, 2024.

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SS INNOVATIONS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Florida	3841	47-3478854
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

405, 3rd Floor, iLabs Info Technology Centre

Udyog Vihar, Phase III

Gurugram, Haryana 122016, India

+91 73375 53469

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officer)

Sudhir Srivastava, M.D.

Chairman and Chief Executive Officer

SS Innovations International, Inc.

1600 SE 15th Street, #512

Fort Lauderdale, Florida

+91 73375 53469

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dale S. Bergman Andrew Zuckerman Lewis Brisbois Bisgaard & Smith LLP 110 SE 6th Street, Suite 2600 Fort Lauderdale, FL 33301 (954) 728-1280	Joshua A. Kaufman Daniel I. Goldberg Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2024

PRELIMINARY PROSPECTUS

               Shares

Common Stock

We are offering shares of common stock, $0.0001 par value per share (“Shares”), of SS Innovations International, Inc., a Florida corporation (the “Company”), in a underwritten public offering at a public offering price of $          per Share (this “Offering”).

Our common stock is currently quoted on the OTC Pink tier of the over-the-counter market (“OTCPink”) maintained by OTC Markets Group, Inc. (“OTC Markets”) under the symbol “SSII.” However, the trading market for our common stock is sporadic and extremely limited. On February 13, 2024, the closing price of our common stock on the OTC Pink was $5.50. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “SSII.” There can be no assurance that we will be successful in listing our common stock on the Nasdaq Capital Market.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have also agreed to reimburse the underwriters for certain expenses. See “Underwriting” for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional Shares, solely to cover overallotments, at the public offering price, less any underwriting discounts and commissions. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $          , and the total proceeds to us, before expenses, will be $          .

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves significant risks. You should review carefully the “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Shares to purchasers on or about              , 2024, subject to customary closing conditions.

Sole Book-Running Manager

FREEDOM CAPITAL MARKETS

The date of this prospectus is              , 2024

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ABOUT THIS PROSPECTUS

The registration statement of which this prospectus forms a part that we have filed with the Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the securities offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

We are not offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this Offering in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Unless the context otherwise requires, the terms “SSi,” “the Company,” “we,” “us,” and “our” refer to SS Innovations International, Inc., and where appropriate, our subsidiaries.

“SSi,” “SSi Mantra,” SSi logos and other trade names, trademarks or service marks of the Company appearing in this prospectus are the property of SSi. Other trade names, trademarks or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks and service marks.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various third-party industry and research sources, on assumptions that we have made based on that data and other similar sources, and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

In addition, industry publications, studies, and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our actual results to differ materially from those expressed in the estimates made by the independent parties and by us.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Special Note Regarding Forward-Looking Statements," and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Business Overview

We are a commercial-stage surgical robotics company focused on transforming patient lives by democratizing access to advanced surgical robotics technologies.

We design, manufacture and market an advanced, next-generation and affordable robotic surgical system called the SSi Mantra.

While robotic surgical systems have gained acceptance globally in the past two decades for providing greater efficiency, better clinical outcomes and reducing healthcare costs, access to such systems remains largely limited to developed countries such as the United States, those in the EU and Japan.

With SSi Mantra, we are breaking down barriers and accelerating access to surgical robotics technologies in underserved regions of the world.

Developed by a visionary team of surgeons, engineers and industry veterans, the SSi Mantra includes several innovative features to address shortcomings of current generation robotic surgery systems.

Surgeon Console: The SSi Mantra includes an innovative open-faced console, featuring a large 32-inch 4K monitor with a head tracking safety feature that provides a 3DHD image of the surgical field and with up to 10x magnification. The console also has a second 23-inch touch monitor for system controls and DICOM applications. The open console provides significant ergonomic benefits with the surgeon sitting straight instead of leaning his head into the console. The open-faced console improves team communication and teaching during the procedure.

Patient-Side Robotic Arm Carts: The SSi Mantra features modular robotic arms mounted on independent self-balancing carts in 3, 4 and 5-arm configurations for enhanced stability and operability. The mobile carts can be quickly customized to improve utilization. The system provides surgeons with greater flexibility and the ability to adapt to clinical workflows and individual patient requirements.

Vision Cart. The vision cart provides an additional 32-inch 3D 4K resolution monitor, for the operating room staff, thereby expanding the surgeon’s high definition (“3DHD”) view to the entire operating staff.

Tele-Proctoring Capabilities. The SSi Mantra has a built-in live streaming platform that provides an advanced remote proctoring solution for training and teaching purposes.

SSi Mudra: We offer a comprehensive suite of stapling, energy and core instrumentation for our surgical systems, under the brand name of SSi Mudra. SSi Mudra instruments can be utilized for over 50 different surgical procedures. We also have developed a number of specific instruments for cardiac surgery. The SSi Mudra instruments include advanced features such as motion scaling for precision and control of delicate tasks and embedded programmed chips to monitor and track procedures as well as usage and interaction of the instruments with the SSi Mantra system.

These features provide superior outcomes across a variety of disease states, which is critical in order for robotic surgery to become the global standard of care.

The SSi Mantra system has been clinically validated in over 50 types of surgeries and surgeons to date have performed over 700 surgical procedures using the SSi Mantra system.

The SSi Mantra Surgical Robotic System has been granted regulatory and import approval in India, the United Arab Emirates and Guatemala. Based on regulatory approval obtained in India, SSi Mantra has automatic approval and registration in 50 countries and there are an additional 79 countries which require a minimal registration.

We have initiated the process to obtain regulatory approvals in the United States from the Food and Drug Administration (the “FDA”) and in the European Union (CE).

As of the date of this prospectus, we have installed 23 systems, of which 21 are located in India, one in Dubai and one at the Johns Hopkins Hospital in Baltimore, Maryland for clinical training and ongoing research and development.

We generate revenues from the sale of the SSi Mantra system. We offer our SSi Mantra through three selling models— outright purchase where revenue is realized upfront, purchase on a deferred or installment payment basis, and purchase on a pay per procedure basis where revenue is recognized over time. We also earn recurring revenue from the sales of instruments, accessories, and services. We sell our products directly to customers as well as through distributors.

The system improves patient experience, reduces variabilities and disruption and lowers per-procedure costs. We believe that SSi Mantra benefits patients, physicians and hospitals by providing access to an advanced and optimized robotic system.

Macro Healthcare Trends

Increasing demand for healthcare: The increasing demand for healthcare in emerging markets such as India is driven by population growth and a growing middle class, rising per capita incomes, growing health insurance penetration and changing lifestyles.

These trends are resulting in patients demanding specialized, higher quality products and services, with improved efficiency and outcomes for an overall better healthcare experience. India’s healthcare industry is expected to grow from $370 billion in 2022 to $610 billion in 20261. The proportion of population in India in the working age-group 15-59 years is expected to rise from 60.7 percent in 2011 to 65.1 percent in 20362. This demographic segment demands, and is willing to spend on high-quality healthcare services.

Growing adoption of technology: Patients and hospitals are increasingly focused on improving clinical outcomes while enhancing patient experience. Hospitals aim to achieve these goals by customizing care, improving provider efficiency by lowering the amount of time required to treat patients, and reducing overall costs. Shorter recovery times with robotic-assisted surgery maximizes the operational efficiency of the bed capacity, along with reduction in complications.

Significant unmet need: India has 70,000 hospitals and approximately 21 million major surgeries are performed in India every year3. However, only 10,000 – 12,000 robotic surgeries are done in India annually, representing less than 0.1 percent of the global volume4. Furthermore, laparoscopy is well entrenched in India, leading to a large pool of laparoscopic surgeons. This will facilitate a faster transition from laparoscopy to robotic surgery. There is a large unmet need for surgical robotic systems that are affordable, accessible and have aftermarket support.

Increasing health insurance penetration: Health insurance coverage is an important determinant of access to and demand for healthcare services. Health insurance coverage in India has steadily grown in recent years, covering 70 percent of the population with nearly 950 million people with either private health insurance or government subsidized schemes such as Ayushman Bharat5. Currently, Indians spend approximately 20 percent of their health spending as an out-of-pocket expenditure compared to 55 percent in 20196. Key elements of the positive transformation of India’s healthcare system are the National Health Mission, Ayushman Bharat, and medical tourism.

Medical value travel: India has emerged as a leading destination for medical tourism, attracting patients from around the world. The Indian medical tourism market was valued at $2.89 billion in 2020 and is expected to reach $13.42 billion by 20267. The medical tourism sector has emerged as a key growth driver for surgical procedures in India. The factors contributing to the growth of medical tourism include availability of advanced treatments at relatively lower costs, the availability of skilled doctors, advanced technology in private hospitals, English language proficiency, and ease of travel. The Indian Government has played a pivotal role in paving the way for these international patients to enter the country and avail their desired medical treatments. It has implemented a number of policies, including the introduction of an e-Medical visa, multiple entry visas, and longer stays as needed for treatment.

Favorable regulatory environment: Recently, several policy measures were implemented to drive the growth of India’s healthcare sector. These include increase in public health expenditure to 2.5% of GDP by 20258; an implementation of several large-scale and ambitious initiatives like Ayushman Bharat – the world’s largest universal health coverage scheme covering 500 million people; commitment from the Government to invest $200 billion in medical infrastructure by 2024, as well as the roll out of various schemes under the AatmaNirbhar Bharat Abhiyaan. In particular, the Performance-Linked Incentive (PLI) Scheme and the Scheme for Promotion of Medical Device Parks offers significant financial incentives for investors to manufacture in India. A new PLI 2.0 scheme is also being prepared for promotion of the in-vitro diagnostics market.

[1]	https://www.trade.gov/country-commercial-guides/india-healthcare-and-life-science

[2]	India National Health Profile https://www.cbhidghs.nic.in/showfile.php?lid=1160
[3]	At the rate of 1,500 surgeries per 100,000 people. https://www.praxisga.com/PraxisgaImages/ReportImg/surgical-volume-market-in-india-Report-3.pdf

[4]	https://bwhealthcareworld.businessworld.in/article/India-At-Inflection-Point-In-Robotic-Surgeries-Pace- Will-Only-Accelerate-Mandeep-Singh-Intuitive-Surgical/16-12-2022-458354/

[5]	https://www.niti.gov.in/sites/default/files/2021- 11/HealthInsuranceforIndia%E2%80%99sMissingMiddle_01-11-2021_digital%20pub.pdf

[6]	https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10292032/

[7]	https://www.ibef.org/industry/healthcare-india

[8]	https://www.niti.gov.in/sites/default/files/2021-03/InvestmentOpportunities_HealthcareSector_0.pdf

Corporate Information

The Company was incorporated in the state of Florida on February 4, 2015 under the name “Avra Surgical Microsystems, Inc.,” and changed its name to “Avra Medical Robotics, Inc.” on November 5, 2015.

From inception through April 13, 2023, we were engaged in developing a fully autonomous medical robotic system using proprietary software which integrated Artificial Intelligence and Deep Learning, or Machine Learning. Our research and development efforts were based in Orlando, Florida, where we established a research partnership with the University of Central Florida.

On April 14, 2023, we consummated the acquisition of CardioVentures, Inc., a Delaware corporation (“CardioVentures”), pursuant to a Merger Agreement dated November 7, 2022 (the “Merger Agreement”), by and among the Company, a wholly owned subsidiary of the Company (“Merger Sub”), CardioVentures and Dr. Sudhir Srivastava, who, through his holding company, owned a controlling interest in CardioVentures.

CardioVentures, through a subsidiary, owned a controlling interest in Sudhir Srivastava Innovations Pvt. Ltd., an Indian private limited company, which developed and manufactures and markets the SSi Mantra, which is designed to provide an advanced, yet cost-effective surgical robotic system which make the benefits of robotic surgery available to a larger part of the global population.

Pursuant to the Merger Agreement, at Closing, Merger Sub merged with and into CardioVentures (the “CardioVentures Merger”). In the CardioVentures Merger, holders of the outstanding shares of common stock of CardioVentures (including certain parties who provided interim convertible financing during the pendency of the Merger Agreement, were issued 135,808,884 shares of SSi common stock, representing approximately 95% of issued and outstanding shares of SSi common stock post-merger, with the existing stockholders of SSi holding approximately 6,544,344 shares of SSi common stock representing approximately 5% of issued and outstanding shares of SSi common stock post-merger.

In addition, the holder of CardioVentures common stock also received shares of newly designated Series A Non-Convertible Preferred Stock (the “Series A Preferred Shares”), which affords the holder 51% of the total voting power of the Company. As a result of the foregoing, a “Change in Control” of the Company occurred, with Dr. Sudhir Srivastava becoming the Company’s principal and controlling stockholder. The Series A Preferred Shares are automatically redeemed by the Company for nominal consideration at such time as the holder owns less than 50% of the shares issued to it in connection with the CardioVentures Merger.

Contemporaneously with the Closing on April 14, 2023, the Company changed its name to “SS Innovations International, Inc.,” effected a one-for-ten reverse stock split and increased its authorized common stock to 250,000,000 shares.

In connection with the consummation of the CardioVentures Merger, Dr. Sudhir Srivastava, through his holding company, assigned all patents, trademarks and other intellectual property used in the development, commercialization, manufacturing and sale of its medical and surgical robotic systems and products to one or more wholly owned subsidiaries of SSi. Our principal executive offices are located at 404-405, 3rd Floor, iLabs Info Technology Centre, Udyog Vihar, Phase III, Gurugram, Haryana 122016, India. Our telephone number is +91 73375 53469. Our corporate website is https://ssinnovations.com. Information appearing on our corporate website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the “Risk Factors” section immediately following this prospectus summary. These risks include, among others:

●

We are an early-stage revenue company with a limited operating history. We have incurred losses since our inception, we anticipate that we will continue to incur operating losses and negative cash flow for the foreseeable future, and we may never achieve or maintain profitability.

●	We may require significant additional financing to expand marketing of our SSi Mantra system, obtain regulatory approvals in the United States, the European Union (the “EU”) and other countries where we wish to market our products, and develop and commercialize enhancements to our surgical robotic system, as well as other related products. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our marketing and product development activities.

●	If our SSi Mantra Surgical Robotic System and other products do not achieve market acceptance, we will not be able to generate the revenue necessary to support our business.

●	We may encounter resistance from customers to the effort required to be trained to use the SSi Mantra and other problems or delays with respect to training that could result in lost revenue.

●	The SSi Mantra and our other products and operations have not been approved for marketing in the United States or the EU, and are and will be subject to extensive and rigorous government regulation in India by the Central Drugs Standard Control Organization (the “CDSCO”), by the Food and Drug Administration (the “FDA”) in the United States, and by similar agencies in the EU and many other countries where we plan to market our products. In particular, complying with FDA regulations is a complex process, and our failure to obtain any necessary approvals could subject us to significant delay in marketing our products in the U.S. and could have a material adverse effect on the Company.

●	Even if we obtain regulatory approval, we will be subject to ongoing post-market regulatory scrutiny.

●	If defects are discovered in our robotic surgical system and other products, we may incur additional unforeseen costs stemming from physicians, hospitals and other potential customers possibly not purchasing our products and our reputation may suffer. This would have a material adverse effect on our business.

●	The use of our surgical robotic systems could result in product liability and negligence claims that could be expensive, divert management’s attention and harm our business.

●	We may encounter manufacturing problems or delays that could result in lost revenue.

●	We could be subject to significant, uninsured losses, which may have a material adverse impact on our business, financial condition, or results of operations.

●	We rely heavily on the consistent supply of components from overseas suppliers for our manufacturing operations.

●	Reliance on sole- and single-sourced suppliers and ability to purchase at acceptable prices a sufficient supply of materials could harm our ability to meet product demand in a timely manner or within budget.

●	We need to expand our sales and marketing capabilities and clinical and technical support team and the failure to do so could impair our ability to achieve profitability.

●	Our markets are highly competitive and many of our competitors have significantly greater experience, longer operating histories and greater financial resources. If we cannot compete effectively, our business, prospects, financial condition or results of operations will be materially adversely impacted.

●	If we lose our key personnel or are unable to attract and retain additional personnel, our ability to compete will be harmed.

●	We are subject to a variety of risks due to the substantial portions of our operations which are conducted in India.

●	If hospitals are unable to obtain coverage and reimbursement for procedures using our products, if reimbursement is insufficient to cover the costs of purchasing our products, or if limitations are imposed by governments on the amount hospitals can charge for certain procedures, we may be unable to generate sufficient sales to support our business.

●	If we are unable to protect the intellectual property for our products from use by third parties, our ability to compete in the market will be harmed.

●	Others may assert that our products infringe on their intellectual property rights, which may cause us to engage in costly disputes and, if we are not successful in defending ourselves, could also require us to pay substantial damages, prohibiting us from selling our products.

●	We may be forced to litigate to enforce or defend our intellectual property rights.

●	Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

●	The rights and measures we rely on to protect the intellectual property underlying our products may not be adequate to prevent third parties from using our technology, which could harm our ability to compete in the market.

●	Obtaining and maintaining patent protection depend on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

●	We may be subject to claims by third parties claiming ownership of what we regard as our own intellectual property.

●	We may be unsuccessful in licensing or acquiring intellectual property rights from third parties that may be necessary to develop, manufacture and/or commercialize our current and/or future products or services.

●	Our products rely on licenses from third parties, and if we lose access to these technologies, our revenues could decline.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we have elected to take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

●	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	we are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	we are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

●	we are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-pay frequency” and “say-on-golden-parachute” votes);

●	we are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	we are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation.

We may take advantage of any or all of these provisions until the last day of the fiscal year following the fifth (5th) anniversary of this Offering if we continue to be an emerging growth company. We would cease to be an emerging growth company if we have $1.235 billion or more in annual gross revenues, have $700 million or more in aggregate worldwide market value of our shares held by non-affiliates as of the last business day of any second fiscal quarter or issue more than $1.0 billion of non-convertible debt over a three-year (3-year) period.

The Offering

Shares Offered by Us	We are offering shares of our common stock, $0.0001 par value per share (“Shares”).

Offering Price	$ per Share.

Option to Purchase Additional Shares	We have granted the underwriters an option, exercisable for forty-five (45) days after the date of this prospectus, to purchase up to an additional Shares at a price of $ per Share, less the underwriting discount, solely to cover overallotments, if any.

Shares Outstanding Immediately after this Offering	Shares.

Use of Proceeds	We estimate the net proceeds to us from this Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million.

We intend to use the net proceeds for working capital and general corporate purposes, which include, but are not limited to expansion of our manufacturing capacity through the installation of additional machinery and equipment, bulk ordering of components for use in manufacturing of our final products, conducting global clinical trials to meet various regulatory requirements, and establishing regional marketing offices. See “Use of Proceeds” for more information.

Current Market for our Shares	Our common stock is currently quoted on the OTCPink under the symbol “SSII.” However, the trading market for our common stock is sporadic and extremely limited.

Proposed Nasdaq Capital Market Trading Symbol and Listing	We have applied to list our common stock on the Nasdaq Capital Market under the symbols “SSII.” No assurance can be given that such listings will be approved or that a liquid trading market will develop for our common stock.

Underwriters’ Warrants

We will issue to Freedom Capital Markets (“Freedom”), as the representative of the underwriters, upon closing of this Offering, warrants entitling the underwriters or their designees to purchase up to 5% of the aggregate number of Shares that we issue in this Offering. The underwriters’ warrants will be exercisable for a five-year period, commencing six months following the effective date of the registration statement of which this prospectus forms a part at an exercise price per Share equal to 110% of the public offering price of the Shares offered hereby. See “Underwriting.”

Lock-Up	In connection with this offering, we, our directors, executive officers, and certain stockholders will enter into lock-up agreements with the underwriters. Pursuant to the terms of the lock-up agreements, we, our directors, executive officers, and certain stockholders will not offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days commencing on the closing date of this offering. See “Underwriting.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain factors to consider carefully before deciding to purchase any of our securities.

Outstanding Shares

The number of Shares outstanding immediately following this Offering is based on 170,711,881 Shares issued and outstanding as of December 31, 2023. The number of Shares to be outstanding immediately following this Offering does not take into account the number of Shares outstanding as of the date as of December 31, 2023:

●	the 7,496,026 shares of our common stock reserved for issuance under presently outstanding options or unvested stock awards issued under our 2016 Incentive Stock Plan (the “Incentive Plan”) with a weighted-average exercise price of $5.14 per share;

●	the 8,831,005 shares of our common stock reserved for future issuance under the Incentive Plan; and

●	the shares that may be issued upon exercise of the underwriters’ warrants.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or the underwriters’ warrants, and no exercise by the underwriters of their option to purchase up to            additional shares of our common stock.

Summary Financial Information

The summary consolidated statements of operations data for each of the years ended December 31, 2022 and December 31, 2021 and the summary consolidated balance sheet data as of December 31, 2022 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

The summary consolidated statements of operations data for the nine months ended September 30, 2023 and September 30, 2022 and the summary consolidated balance sheet data as of September 30, 2023, have been derived from our unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited financial statements. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

You should read this information together with the consolidated financial statements and related notes and other information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement of Operations	For the Nine Months Ended September 30, 2023	For the Nine Months Ended September 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)
Revenues	$4,516,458	$-	$-	$-
Cost of Sales	$3,621,375	$-	$-	$-
Research and Development	$-	$-	$72,959	$1,000
Other Selling, General and Interest Expenses	$5,717,588	$1,040,525	$2,140,053	$1,483,313
Net Loss	$4,822,406	$1,040,525	$2,213,012	$1,484,313
Net Loss per share, basic and diluted	$-	$-	$0.5	$0.5
Weighed-average shares outstanding, basic and diluted	114,855,607	38,471,501	40,878,824	28.480.973

Balance Sheet Data	As of September 30, 2023	As of December 31, 2022
	(unaudited)
Cash	$6,596,224	$1,351,364
Total Assets	$24,058,996	$4,371,441
Total Liabilities	$8,296,341	$4,051,229
Total Stockholders’ Equity / (Deficiency)	$15,762,655	$320,213
Total Liabilities and Stockholders’ Equity (Deficit)	$24,058,996	$4,371,441

RISK FACTORS

An investment in our securities involves a number of very significant risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our securities. The risks discussed in this prospectus could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our securities to decline and/or cause you to lose part or all of your investment. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this prospectus, we deem immaterial may also harm our business. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We are an early-stage revenue company with a limited operating history. We have incurred losses since our inception, we anticipate that we will continue to incur operating losses and negative cash flow for the foreseeable future, and we may never achieve or maintain profitability.

We only commercially launched our Ssi Mantra Surgical Robotic System in the second half of 2022 and accordingly, our revenues have been limited to date. Accordingly, we have a limited operating history, we have not yet demonstrated our ability to generate revenue on a consistent basis, and we may not be able to operate on a profitable basis. As a result, it is difficult to evaluate our performance and to forecast our future operating results. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by an early-stage revenue company in a highly competitive healthcare industry. We cannot provide any assurance that we will be successful in addressing the risks which we may encounter, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have incurred losses since our inception and expect to continue to incur operating losses and negative cash flow for the foreseeable future. For the years ended December 31, 2022 and December 31, 2021, we had net losses of $2.2 million and $1.5 million, respectively, and for the nine months ended September 30, 2023, we had net losses of $4.8million. As of September 30, 2023, we had an accumulated deficit of $21.09 million. We anticipate that our losses will continue to increase from current levels because we expect to incur additional costs and expenses related to expanding our business, including additional manufacturing costs, sales, marketing and distribution costs, employee related costs, capital expenditures and the costs of complying with government regulations, sales force, manufacturing, distribution and training. To become and remain profitable, we must succeed in continuing to market our Ssi Mantra system and generate significant revenue from the sale thereof. We can provide no assurance as to when, or if, we can achieve profitability and, even if we achieve profitability, we may not be able to sustain profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our common stock could also cause you to lose all or part of your investment.

We may require significant additional financing to expand marketing of our SSi Mantra system, obtain regulatory approvals in the United States, the EU and other countries where we wish to market our products, and develop and commercialize enhancements to our surgical robotic system, as well as other related products. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our marketing and product development activities.

We believe that we will continue to expend substantial resources for the foreseeable future on expanded marketing of our SSi Mantra system, obtain regulatory approvals in the United States, the EU and other countries where we wish to market our products, and develop and commercialize enhancements to our surgical robotic system, as well as other related products.

Our future capital requirements depend on many factors, including:

●	the cost, time and success of expanded marketing efforts of our SSi Mantra system;

●	obtaining regulatory approval of our SSi Mantra Surgical Robotic System in the U.S., the EU and other countries where we wish to market our products;

●	the scope, progress, results and costs of research and development of enhancements to our SSi Mantra system and any future products we may seek to develop;

●	the cost of commercialization activities of any enhanced or future products which we may develop and seek to commercialize;

●	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements, if we choose to utilize such arrangements in connection with the commercialization of future products;

●	the number and characteristics of any future products we may develop;

●	any product liability or other lawsuits related to our products or commenced against us;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company; and

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims or other intellectual property rights, including litigation costs and the outcome of such litigation.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

●	delay, limit, reduce or terminate sales and marketing activities for our SSi Mantra system, and other products; or

●	delay, limit, reduce or terminate our research and development activities.

If our SSi Mantra Surgical Robotic System and other products do not achieve market acceptance, we will not be able to generate the revenue necessary to support our business.

We believe that our SSi Mantra Surgical Robotic System offers an important alternative to existing systems due to its advanced technology, significantly lower cost and ease of training and affords the opportunity to bring the benefits of robotic surgery to greater numbers of patients around the world. Achieving physician and patient acceptance of our system will be crucial to our success. If our products fail to achieve market acceptance, customers will not purchase our products and we will not be able to generate the revenue necessary to support our business. We believe that physicians’ acceptance of the benefits of procedures performed using our system will be essential for acceptance of our system by patients. In addition, we are initially focusing on markets with a low penetration of robotic surgery where hospitals and physicians may be reluctant to adopt a new system because of perceived liability risks. If the SSi Mantra is not accepted by the market and not competitive with other systems, we may not be able to generate the revenue necessary to support our business and our business, prospects, financial condition and results of operations will be materially adversely affected.

We may encounter resistance from customers to the effort required to be trained to use the SSi Mantra and other problems or delays with respect to training that could result in lost revenue.

We anticipate that there will be a learning process involved for users of our SSi Mantra system to become proficient in its use. Broad use of our system will require training. Market acceptance could be delayed by the time required to complete this training. Even if we are able to overcome market resistance, we may not be able to rapidly train users in numbers sufficient to generate adequate demand for our system.

The SSi Mantra and our other products and operations have not been approved for marketing in the United States or the EU, and are and will be subject to extensive and rigorous government regulation in India by CDSCO, by the FDA in the United States, and by similar agencies in the EU and many other countries where we plan to market our products. In particular, complying with FDA regulations is a complex process, and our failure to obtain any necessary approvals could subject us to significant delay in marketing our products in the U.S. and could have a material adverse effect on the Company.

The SSi Mantra and our other products and operations have not been approved for marketing in the United States or the EU, and are and will be subject to extensive rigorous government regulation in India by the CDSCO, by the FDA in the United States and by similar agencies in the EU and many other countries or regions where we plan to market our products.

In India, our products are primarily regulated under the Indian Medical Device Rules, 2017, as amended by the Medical Device (Amendment) Rules, 2020 (as amended, the “IMDR”), promulgated and administered by the CDSCO. These rules cover various aspects of medical device related regulations, including classification, registration, manufacturing and import, labeling, sales, and post-market requirements. Similar to rules in the EU, they mandate that devices are safe and perform their intended function

Based on intended use of the device, the risks associated with the device and other parameters referred to in the IMDR, the Central Licensing Authority of India classifies Medical Devices into four risk classes: (i) A (low risk); (ii) B (low moderate risk); (iii) C (moderate high risk); and (iv) D (high risk).

The CDSCO has divided the device classifications into 24 panels, whereas our surgical robotic system is classified as a Class B device pertaining to operating room procedures.

Our products and operations will be subject to extensive and rigorous regulation in the United States by the FDA and by similar agencies in the EU and many other countries or regions in which we may market our products. Unless an exemption applies, each medical device that we intend to market in the U.S. must first receive either “510(k) clearance” or “Premarket approval” (“PMA”) from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (the “FFDCA”). The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of Obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer.

Our SSi Mantra Surgical Robotic System could fail to receive regulatory approval for many reasons, including the following:

●	we may be unable to successfully complete any clinical trials which we are required to conduct;

●	we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that our surgical robotic system is safe;

●	the FDA or other regulatory authorities may disagree with the design or implementation of any clinical trials we are required to conduct;

●	the results of clinical trials that we do undertake may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

●	the FDA or other regulatory authorities may disagree with our interpretation of data from any preclinical studies or clinical trials we are required to conduct;

●	a decision by the FDA, other regulatory authorities or us to suspend or terminate a clinical trial at any time;

●	the data collected from clinical trials of the SSi Mantra system may be inconclusive or may not be sufficient to obtain regulatory approval in the U.S. or elsewhere; and

●	our manufacturers of supplies needed for manufacturing the SSi Mantra may fail to satisfy FDA or other regulatory requirements and may not pass inspections that may be required by FDA or other regulatory authorities;

We may encounter substantial delays in our regulatory approvals. We cannot guarantee that any preclinical testing or clinical trials which we are required to conduct, will be conducted as planned or completed on schedule, if at all. Delays can be costly and could negatively affect our ability to complete any preclinical or clinical trials that we are required to conduct for our medical robotic system. If we are not able to successfully complete any such preclinical or clinical trials in a timely and cost-effective manner, we will not be able to obtain regulatory approval and/or will not be able to commercialize our medical robotic systems, which would have an adverse effect on our business.

To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining and maintaining foreign regulatory approvals is expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market the SSi Mantra Robotic Surgical our medical robotic systems. If we fail to obtain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

We currently have ISO 13485 (quality management system) approval, CDSCO approval for the manufacture, sell and distribution of our products and a license to export our products from India. These approvals allow us to market our products in in India and in fifty (50) non-FDA and non CE (EU) countries without further regulatory approval and in an additional seventy-nine (79) countries require only minimal registration We have received regulatory approval to market and sell our products in the United Arab Emirates and Guatemala and have initiated the regulatory approval process, which if successful will allow us to market our products in more than fifty (50) countries within approximately one year.

We have also initiated the process to secure regulatory approvals from the FDA and the EU. However, there can be no assurance as to when we will secure any of the foregoing regulatory approvals, if at all.

Even if we obtain regulatory approval, we will be subject to ongoing post-market regulatory scrutiny.

Because our medical robotic systems, if approved, will be commercially distributed, numerous post-market regulatory requirements apply, particularly in the United States. We will be required to timely file various reports with the supervising agencies, including reporting to the FDA if our surgical robotic system has caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and sales may suffer, and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal to reduce a risk to health posed, we would be required to submit a publicly available report of correction and removal to the FDA and in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a product recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

In the United States, the FDA and the Federal Trade Commission (the “FTC”) also regulate the advertising and promotion of our surgical robotic system to ensure that the claims we make are consistent with our regulatory approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The CDSCO, the FDA and many foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by such agencies, which may include any of the following sanctions:

●	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

●	repair, replacement, refunds, recall or seizure of our products;

●	operating restrictions, partial suspension or total shutdown of production; or

●	criminal prosecution.

We will be subject to inspection and marketing surveillance by the CDSCO, the FDA and various foreign agencies, to determine our compliance with regulatory requirements. If an agency finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a regulatory letter to a public warning letter to more severe civil and criminal sanctions, including the seizure of our products and equipment or ban on the import or export of our medical robotic systems. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our business, prospects, financial condition and results of operations.

If defects are discovered in our robotic surgical system and other products, we may incur additional unforeseen costs stemming from physicians, hospitals and other potential customers possibly not purchasing our products and our reputation may suffer. This would have a material adverse effect on our business.

Our SSi Mantra Surgical Robotic System and other products incorporate mechanical parts, electrical components, optical components and computer software, any of which can contain errors or failures, especially when first introduced. In addition, new products or enhancements to them may contain undetected errors or performance problems that, despite testing, are discovered only after commercial shipment. Because our products will be designed to be used for performing complex surgical procedures, we expect that our customers will have an increased sensitivity to such defects. We cannot assure that, once developed and marketed, our medical robotic systems will not experience component aging, errors or performance problems. If we experience flaws or performance problems, any of the following could occur:

●	delays in product shipments;

●	loss of revenue;

●	delay in market acceptance;

●	diversion of our resources;

●	damage to our reputation;

●	product recalls;

●	regulatory actions;

●	increased service or warranty costs; or

●	product liability claims.

The use of our surgical robotic systems could result in product liability and negligence claims that could be expensive, divert management’s attention and harm our business.

Our business will expose us to significant risks of product liability claims. The medical device industry has historically been litigious, and we will face financial exposure to product liability claims if the use of our products were to cause injury or death. There is also the possibility that defects in the design or manufacture of the SSi Mantra or its components might necessitate a product recall. Any weaknesses in training and services associated with our surgical robotic system may also be subject to product liability lawsuits. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. A product liability or negligence claim or any product recalls could also harm our reputation or result in a decline in revenues. Furthermore, if a patient is harmed by a surgical procedure in which the SSi Mantra is used, even in the absence of any alleged system malfunction or defect, we can be exposed to negligence claims based on alleged inadequacies in our training of physicians or our training of our personnel. A negligence claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Legal actions also divert management’s attention from our business, resulting in a material adverse effect on our business, prospects, financial condition or results of operations.

We may encounter manufacturing problems or delays that could result in lost revenue.

Manufacturing the SSi Mantra and our other products is a complex process. If demand for our products grows, we may encounter difficulties in scaling up production, including, among others:

●	problems involving production yields;

●	quality control and assurance;

●	component supply shortages;

●	import or export restrictions on components, materials or technology;

●	shortages of qualified personnel; and

●	compliance with state, federal and foreign regulations.

If demand for our products exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders. If we are unable to maintain larger-scale manufacturing capabilities, our ability to generate revenues will be limited and our reputation in the marketplace could be damaged.

We could be subject to significant, uninsured losses, which may have a material adverse impact on our business, financial condition, or results of operations.

For certain risks, we do not maintain insurance coverage due to cost and/or availability. For example, we self-insure our product liability risks, and we indemnify our directors and officers for third-party claims and do not carry insurance to cover that indemnity or the related underlying potential losses. Also, we do not carry, among other types of coverage, keyman or loss of profit insurance. In addition, in the future, we may not continue to maintain certain existing insurance coverage or adequate levels of coverage. Premiums for many types of insurance have increased significantly in recent years and, depending on market conditions and our circumstances, certain types of insurance, such as directors’ and officers’ insurance, may not be available in the future on acceptable terms or at all. Because we retain some portion of our insurable risks and, in some cases, we are entirely self-insured, unforeseen or catastrophic losses in excess of insurance coverage could require us to pay substantial amounts, which may have a material adverse impact on our business, financial condition, or results of operations.

We rely heavily on the consistent supply of components from overseas suppliers for our manufacturing operations.

We use several electric, electronic and mechanical components to manufacture our final products and a significant portion of these components are sourced from suppliers located outside of India. If any of these suppliers face disruptions in their operations or if any restrictions are placed on imports of these components into India, it could have an adverse impact on our manufacturing capabilities, and cause us to not be able to deliver against orders on a timely basis which could impact our ability to generate revenues.

Reliance on sole- and single-sourced suppliers and ability to purchase at acceptable prices a sufficient supply of materials could harm our ability to meet product demand in a timely manner or within budget.

We do not use any sole source component supplier and we believe that various alternative sources of supply are available. Notwithstanding the foregoing, there can be no assurance that in the event of a supply disruption, we will be able to obtain an alternative source of supply at commercially reasonable cost or that any supply disruption will not have a material adverse impact on our business.

We need to expand our sales and marketing capabilities and clinical and technical support team and the failure to do so could impair our ability to achieve profitability.

As we market and sell our products outside of India, we need to expand our sales and marketing capabilities. We also need to expand our clinical and technical support team, who will support our sales and marketing organization by providing training, clinical and technical support and other services to our customers before and during the surgery. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

●	our ability to recruit, train and retain adequate numbers of qualified sales and marketing and clinical and technical support personnel;

●	the ability of sales personnel to obtain access to leading surgeons and persuade adequate numbers of hospitals to purchase our products;

●	costs associated with hiring, maintaining and expanding a sales and marketing organization; and

●	government scrutiny with respect to promotional activities in the healthcare industry.

If we are unable to successfully expand our sales and marketing organization and clinical and technical support team, we may be unable to generate revenue and may not become profitable and our customer relationships may be harmed, which would adversely impact our business, prospects, financial condition or results of operations.

Our markets are highly competitive and many of our competitors have significantly greater experience, longer operating histories and greater financial resources. If we cannot compete effectively, our business, prospects, financial condition or results of operations will be materially adversely impacted.

A number of companies manufacture and market or are developing and planning to market various robotic systems that are designed to be used in performing various surgical procedures. Many of these companies have significantly greater experience, longer operating histories and greater financial resources than does the Company.

We believe that the primary competitive factors in the market we address will be procedural capability, cost of operations, efficacy, ease of use, quality, reliability, and effective sales support, training and service. If we cannot compete effectively, our business, prospects, financial conditions or results may be significantly harmed.

If we lose our key personnel or are unable to attract and retain additional personnel, our ability to compete will be harmed.

We are highly dependent on the principal members of our management, scientific and marketing teams, including our Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer – Americas. Our product development plans depend, in part, on our ability to attract and retain engineers with experience in mechanics, electronics, software development and associated skills and experience individuals to expand our marketing and sales efforts. Attracting and retaining qualified personnel is and will remain critical to our success, and competition for qualified personnel is intense. We may not be able to attract and retain personnel on acceptable terms given constraints on the labor market, the competition for such personnel among technology and healthcare companies and universities, both in India and abroad. The loss of any of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete.

We are party to employment agreements with our executive officers, but we do not currently have key man insurance in place for such persons.

We are subject to a variety of risks due to the substantial portions of our operations which are conducted in India.

Substantially all of our development, manufacturing, marketing and distribution activities are conducted at our facility in New Delhi, India. In addition, substantially all of our revenues to date from sales of our SSi Mantra and other products have been from sales to customers in India. Our India operations are, and will continue to be, subject to a number of risks including:

●	the failure to obtain or maintain the same degree of protection against infringement of our intellectual property rights due to differing intellectual property protection laws in India from those in the U.S.;

●	Indian regulatory requirements that are subject to change and that could impact our ability to manufacture and sell our products;

●	changes in tariffs, trade barriers, and regulatory requirements;

●	local or national regulations in India that make it difficult or impractical to market or use our products;

●	regulations imposed by the Reserve Bank of India, including those related to capital funding, pledging of assets, repatriation of funds and payment of dividends to U.S. corporations;

●	India’s relations with the governments of the other countries in which we operate;

●	the inability or regulatory limitations on our ability to export goods out of India;

●	the risks associated with foreign currency exchange rate fluctuations;

●	different labor relations laws and employee rights;

●	anti-corruption laws and other local laws prohibiting corrupt payments to governmental officials;

●	economic weakness, including inflation, political instability and war; and

●	business interruptions due to natural disasters, outbreak of disease, climate change, and other events beyond our control.

If hospitals are unable to obtain coverage and reimbursement for procedures using our products, if reimbursement is insufficient to cover the costs of purchasing our products, or if limitations are imposed by governments on the amount hospitals can charge for certain procedures, we may be unable to generate sufficient sales to support our business.

In the United States, hospitals generally bill for the services performed with products such as ours to various third-party payors, such as Medicare, Medicaid, other government programs, and private insurance plans. If hospitals do not obtain sufficient reimbursement from third-party payors for procedures performed with our products, or if government and private payors’ policies do not cover surgical procedures performed using our products, we may not be able to generate the revenues necessary to support our business. In addition, to the extent that there is a shift from an inpatient setting to outpatient settings, we may experience pricing pressure and a reduction in the number of procedures performed. Our success in markets outside the United States also depends on the eligibility of our products for coverage and reimbursement through government-sponsored healthcare payment systems and third-party payors. Reimbursement practices vary significantly by country. Many markets outside the United States have government-managed healthcare systems that control reimbursement for new products and procedures. Other foreign markets have both private insurance systems and government-managed systems that control reimbursement for new products and procedures. Market acceptance of our products may depend on the availability and level of coverage and reimbursement in a country within a particular time. In addition, healthcare cost containment efforts similar to those in the United States are prevalent in many of the other countries in which we sell, and intend to sell, our products, and these efforts are expected to continue.

Risks Related to Our Intellectual Property

If we are unable to protect the intellectual property for our products from use by third parties, our ability to compete in the market will be harmed.

Our commercial success will depend in part on patents. We have filed and plan on obtaining additional patent and other intellectual property protection for the technologies developed and to be developed for our products, and on successfully defending our patents and other intellectual property against third party challenges.

We may incur substantial costs in obtaining patents and, if necessary, defending our proprietary rights. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We cannot assure you that we will obtain the patent protection we seek or that the protection we receive will be found valid and enforceable if challenged. We also cannot assure you that we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third party’s products or patents in litigation or administrative proceedings, including patent interferences or reexaminations. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we may rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If these measures do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing any of our intellectual property rights, or may design around our proprietary technologies, which would harm our ability to compete in the market.

Moreover, a portion of our intellectual property has been assigned to us from one or more third parties. While we have conducted diligence with respect to such intellectual property, because we did not participate in the development or prosecution of such intellectual property, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances that could limit our ability to enforce such intellectual property rights.

Others may assert that our products infringe on their intellectual property rights, which may cause us to engage in costly disputes and, if we are not successful in defending ourselves, could also require us to pay substantial damages, prohibiting us from selling our products.

There may be U.S. and foreign patents which are issued to third parties that relate to our products. We do not know whether any of these patents, if challenged, would be held valid, enforceable and infringed. The medical device industry has been characterized by extensive litigation and administrative proceedings regarding patents and other intellectual property rights, and companies have employed such actions to gain a competitive advantage. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or other intellectual property that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products, services or to use our technologies or product names. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us may increase. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. Additionally, our products include components that we purchase from suppliers and may include design components that are outside of our direct control. If third parties in any patent action are successful, our potential patent portfolio may be damaged, we may have to pay substantial damages, including treble damages, and we may be required to stop selling our products or obtain a license which, if available at all, may require us to pay substantial royalties. We cannot be certain that we will have the financial resources or the substantive arguments to defend our patents from infringement or claims of invalidity or unenforceability, or to defend against allegations of infringement of third-party patents. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. In addition, any public announcements related to litigation or administrative proceedings initiated by us, or initiated or threatened against us, could cause our stock price to decline.

Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor, including on questions of infringement, validity, enforceability, or priority of patents. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any products or technology we may develop and any other products or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

We may be forced to litigate to enforce or defend our intellectual property rights.

We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our trade secrets against unauthorized use. In so doing, we may place our intellectual property at risk of being invalidated, unenforceable, or limited or narrowed in scope and may no longer be used to prevent the manufacture and sale of competitive products. Further, an adverse result in any litigation or other proceedings before government agencies such as the United States Patent and Trademark Office (the “USPTO”) and comparable foreign patent authorities may place pending applications at risk of non-issuance. Further, interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge inventorship, ownership, claim scope, or validity of our patent applications. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation.

Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and/or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of litigation proceedings more effectively than we can because of their greater financial resources and personnel. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, in-license needed technology or enter into strategic collaborations that would help us bring our technologies to market. Additionally, we may be obligated to indemnify our customers or business partners in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. As a result, uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

The rights and measures we rely on to protect the intellectual property underlying our products may not be adequate to prevent third parties from using our technology, which could harm our ability to compete in the market.

In addition to patents, we rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing any of our intellectual property rights or may design around our proprietary technologies.

Obtaining and maintaining patent protection depend on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, examination, and other deadlines or requirements during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to monitor and attend to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Additionally, patent offices in certain jurisdictions including the USPTO impose a duty to disclose information known to be material to patentability during the application process of a patent. Failure to disclose such information may result in the patent being found invalid or unenforceable. If one or more of our patents are invalidated or found to be unenforceable due to our failure to disclose such information, we could lose certain market exclusivity afforded by those patents and potential competitors could more easily bring products to the market that directly compete with our products, which could have a material adverse effect on our business and financial condition.

We may be subject to claims by third parties claiming ownership of what we regard as our own intellectual property.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property. Our and their assignment agreements may not be self-executing or may be breached and we may not have an adequate remedy for such breach. Furthermore, local laws in the jurisdictions in which we operate may place restrictions on our ability to obtain assignments or the assignment of intellectual property rights in our agreements with employees, consultants and advisors may not be sufficient, or the assignment agreements may be breached. We may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Our former employees or consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology, may assert an ownership right in our patents, patent applications or other intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products, which may not be available on commercially reasonable terms or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

We may be unsuccessful in licensing or acquiring intellectual property rights from third parties that may be necessary to develop, manufacture and/or commercialize our current and/or future products or services.

A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development, manufacture and/or commercialization of our current and/or future products or services, in which case we would be need to acquire or obtain a license to such intellectual property rights from such third party. A third party that perceives us to be a competitor may be unwilling to assign or license its intellectual property rights to us. In addition, the licensing or acquisition of third-party intellectual property rights is a competitive area, and other companies may also pursue similar strategies to license or acquire such third party’s intellectual property rights. Some of these companies may be established and may have a competitive advantage over us due to their size, capital resources and greater development, manufacture and commercialization capabilities. We also may be unable to license or acquire third party intellectual property rights on commercially reasonable terms that would allow us to make an appropriate return on our investment, or at all, or we may be unable to obtain any such license or acquisition at all. If we are unable to successfully obtain rights to necessary third-party intellectual property rights, we may not be able to develop, manufacture or commercialize our current and/or future products or services, which could have a material adverse effect on our business, financial condition and results of operations.

Our products rely on licenses from third parties, and if we lose access to these technologies, our revenues could decline.

We rely on technology that we license from others, including technology that is integral to our products. We have entered into a license agreement with Energid Technologies Corporation (“Energid”). This agreement may be terminated for breach, including the failure to make required payments under the agreement. If this agreement is terminated, we may be unable to reacquire the necessary license on satisfactory terms, or at all. The loss or failure to maintain this license could prevent or delay further development or commercialization of our products.

Risks Related to Our Status as a Public Company

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 that require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

We are, and following the consummation of this Offering, we will be, required to file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder. In order to comply with these requirements, our independent registered public accounting firm must review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel must review and assist in the preparation of such reports. The incurrence of such costs is an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a sustained trading market ever develops, could drop significantly.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Section 404 of the Sarbanes-Oxley Act requires the management of public companies to conduct an annual review and evaluation of their internal controls and to obtain an attestation report from their registered public accounting firm regarding the effectiveness of internal controls. However, so long as we qualify as an emerging growth company, we will be exempt from the auditors’ attestation requirement under Section 404 of the Sarbanes-Oxley Act. We would no longer qualify as an emerging growth company at such time as described in the risk factor below.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and/or directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In our periodic reports under the Exchange Act, we are required to include a report of management on the effectiveness of our internal control over financial reporting. Currently, management has reported that our disclosure controls and procedures and our internal control over financial reporting, were not effective at the reasonable assurance level in that:

●	We do not have written documentation of our internal control policies and procedures. Written documentation of key internal controls over financial reporting is a requirement of Section 404 of the Sarbanes-Oxley Act. Management evaluated the impact of our failure to have written documentation of our internal controls and procedures on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

●	We do not have sufficient segregation of duties within accounting functions, which is a basic internal control. Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals. Management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

Following completion of this Offering, we intend to address these weaknesses by expanding our internal accounting and financial staff and implementing written internal control policies and procedures. We may have to incur significant time and expense to do so.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. During the evaluation and testing process, if we identify one or more additional material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our securities to decline. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we are a “smaller reporting company,” as defined by Rule 12b-2 of the Exchange Act. As a “smaller reporting company,” we are able to provide simplified executive compensation disclosures in our filings and have certain other decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

Furthermore, we are a non-accelerated filer as defined by Rule 12b-2 of the Exchange Act, and, as such, are not required to provide an auditor attestation of management’s assessment of internal control over financial reporting, which is generally required for SEC reporting companies under Section 404(b) of the Sarbanes-Oxley Act. Because we are not required to, and have not, had our auditors provide an attestation of our management’s assessment of internal control over financial reporting, a material weakness in internal controls may remain undetected for a longer period.

The Jobs Act has reduced the information that we are required to disclose.

Under the Jobs Act, the information that we will be required to disclose has been reduced in a number of ways.

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jobs Act (an “EGC”). We will retain that status until the earliest of (a) the last day of the fiscal year which we have total annual gross revenues of $1.235 billion (as indexed for inflation in the manner set forth in the Jobs Act) or more; (b) the last day of the fiscal year following the fifth (5th) anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous three-year (3-year) period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor thereto which would generally occur upon our attaining a public float of at least $700 million.

As an EGC, we are relieved from the following:

●	We are excluded from Section 404(b) of Sarbanes-Oxley Act, which otherwise would have our auditors to attest to and report on our internal control over financial reporting. The JOBS Act also amended Section 103(a)(3) of Sarbanes-Oxley to provide that (i) any new rules that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or changes to the auditor’s report to include auditor discussion and analysis (each of which is currently under consideration by the PCAOB) shall not apply to an audit of an EGC; and (ii) any other future rules adopted by the PCAOB will not apply to our audits unless the SEC determines otherwise.

●	The Jobs Act amended Section 7(a) of the Securities Act to provide that we need not present more than two years of audited financial statements in an initial public offering registration statement and in any other registration statement, need not present selected financial data pursuant to Item 301 of Regulation S-K for any period prior to the earliest audited period presented in connection with such initial public offering. In addition, we are not required to comply with any new or revised financial accounting standard until such date as a private company (i.e., a company that is not an “issuer” as defined by Section 2(a) of the Sarbanes-Oxley Act) is required to comply with such new or revised accounting standard. Corresponding changes have been made to the Exchange Act, which relates to periodic reporting requirements, which would be applicable if we were required to comply with them.

●	As long as the Company is an EGC we may comply with Item 402 of Regulation S-K, which requires extensive quantitative and qualitative disclosure regarding executive compensation, by disclosing the more limited information required of a “smaller reporting company.”

●	The Jobs Act will also exempt us from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: (i) the advisory vote on executive compensation required by Section 14A(a) of the Exchange Act; (ii) the requirements of Section 14A(b) of the Exchange Act relating to stockholder advisory votes on “golden parachute” compensation; (iii) the requirements of Section 14(i) of the Exchange Act as to disclosure relating to the relationship between executive compensation and our financial performance; and (iv) the requirement of Section 953(b)(1) of the Dodd-Frank Act, which requires disclosure as to the relationship between the compensation of our chief executive officer and median employee pay.

Risks Related to Our Common Stock

An active trading market does not exist and may not develop for our common stock and you may not be able to sell your Shares at or above the offering price per Share.

Our common stock is currently quoted on the OTCPink under the symbol “SSII.” However, the trading market for our common stock is sporadic and extremely limited. Moreover, until the review of the Form 15c2-11 which has been filed with FINRA on our behalf is completed and cleared (as to which no assurance can be given), our common stock is not eligible for proprietary broker-dealer quotations and may only be bought or sold in unsolicited customer orders. This further limits the trading market for our common stock.

We have applied to list our Shares on the Nasdaq Capital Market under the symbol “SSII.” There can be no assurance that we will be successful in listing our common stock on the Nasdaq Capital Market. Even if our common stock is listed on the Nasdaq Capital Market, we cannot predict the extent to which investor interest in our Company will lead to the development of any active trading market in our common stock or how liquid the market for our common stock might become. If a market does not develop or is not sustained, it may be difficult for you to sell your Shares at the time you wish to sell them, at a price that is attractive to you, or at all. You may not be able to sell your Shares at or above the offering price per Share.

The market price and trading volume of our common stocks may be volatile and may be affected by economic conditions beyond our control.

The market price of our common stock is likely to be volatile. Some specific factors that could negatively affect the price of our common stock or result in fluctuations in its price and trading volume include:

●	regulatory actions with respect to our SSi Mantra Surgical Robotic System or our competitors’ products;

●	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;

●	publication of research reports by securities analysts about us or our competitors in the industry;

●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	issuances by us of debt or equity securities;

●	litigation involving the Company, including stockholder litigation; investigations or audits by regulators into the operations of SSi; or proceedings initiated by our competitors or customers;

●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

●	the passage of legislation or other regulatory developments affecting us or our industry; fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	trading volume of our common stock;

●	sales or perceived potential sales of our common stock by our directors, senior management or our stockholders in the future;

●	short selling or other market manipulation activities;

●	announcement or expectation of additional financing efforts;

●	terrorist acts, acts of war or periods of widespread civil unrest;

●	natural disasters, pandemics and other calamities;

●	changes in market conditions for medical device stocks; and

●	conditions in the U.S. financial markets or changes in general economic conditions.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, the price of our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline.

The ability of our Charman and Chief Executive Officer, who is also our principal and controlling stockholder, to control our business may limit or eliminate minority stockholders’ ability to influence corporate affairs.

As of December 31, 2023, Dr. Sudhir Srivastava, Chairman and Chief Executive Officer, beneficially owns approximately 68.9% of our common stock. In addition, he beneficially owns all the outstanding shares of our Series A Non-Convertible Preferred Stock (the “Series A Preferred Shares”), which affords the holder 51% of the total voting power of the Company. The Series A Preferred Shares are automatically redeemed by the Company for nominal consideration at such time as the holder owns less than 50% of the shares issued to it in connection with the CardioVentures Merger. Therefore, Dr. Srivastava is the principal and controlling stockholder of the Company and will be able to determine the outcome requiring stockholder approval. For example, Dr. Srivastava will be able to control elections of directors, amendment of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

Although eligible, the Company does not intend to take advantage of Nasdaq’s controlled company governance exemptions applicable to the composition of its board of directors, compensation, nominating and corporate governance committees.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to holders of our common stock.

Our Amended and Restated Articles of Incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

Our Amended and Restated Articles of Incorporation, Bylaws, employment agreements with our executive officers and appointment agreements with our directors, provide for indemnification of directors and officers at our expense and limit their liability that may result in a major cost to us and hurt the interests of our stockholders because corporate resources may be expended for the benefit of executive officers and/or directors.

Our Amended and Restated Articles of Incorporation, Bylaws, employment agreements with our executive officers and appointment agreements with our directors, provide for the indemnification of officers and directors. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Raising additional funds through debt or equity financing could be dilutive or restrictive and may cause the market price of our securities to decline

We expect to raise some or all of the funds we need to develop, manufacture and market our products by selling our securities, including but not limited to sales of our common stock, in private or public offerings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be substantially diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to limit valuable rights to our intellectual property, technologies, product candidates or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Risks Related to this Offering

Resales of our common stock being offered in this Offering in the public market may cause the market price of our common stock to fall.

Sales of a substantial number of shares of our common stock, including the Shares being offered in this Offering, in the public market could occur at any time. These resales could have the effect of depressing the market price for our common stock.

As of December 31, 2023, we had approximately 170,711,811 shares of common stock outstanding, substantially all of which may be resold in the public market, subject to certain exceptions for affiliated stockholders. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the expiration of applicable legal restrictions on resale and the lock-up agreements, the trading price of our stock could decline.

Our management will have broad discretion over the use of the net proceeds from this Offering, you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from this Offering and could use them for purposes other than those contemplated at the time of commencement of this Offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for our Company.

You will experience immediate and substantial dilution in the book value per Share you purchase.

The public offering price per Share is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase Shares in this Offering, you will pay an effective price per Share you acquire that substantially exceeds our net tangible book value per share of common stock after this Offering. Accordingly, you will experience immediate dilution of $      per Share, representing the difference between our as adjusted net tangible book value per share of common stock after giving effect to this Offering and the public offering price per Share. In addition, if options to acquire common stock previously issued under our 2016 Stock Incentive Plan (the “Incentive Plan”) are exercised at prices below the offering price, you will experience further dilution. See “Dilution” for a more detailed discussion of the dilution you may incur in connection with this Offering.

The offering price per Share in this Offering is not an indication of the fair value of our common stock.

In determining the offering price per Share in the Offering, our board of directors considered a number of factors, including, but not limited to, our need to raise capital in the near term to continue and expand our operations, the current and historical trading prices of our common stock, a price that would increase the likelihood of participation in this Offering and the cost and availability of capital from other sources. No valuation consultant or investment banker has opined upon the fairness or adequacy of the offering price per Share. You should not consider the offering price per Share as an indication of the value of our Company or our common stock.

The anti-takeover provisions of our charter documents and Florida law could affect shareholders.

Certain provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects and may delay, defer or prevent a takeover attempt of the Company. In addition, Florida has enacted legislation that may deter or hinder takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not have any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that constitute forward-looking statements. Any and all statements contained in this prospectus that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future” and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Those statements appear in this prospectus, and include statements regarding the intent, belief or current expectations of our Company and management that are subject to known and unknown risks, uncertainties and assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” above.

Forward-looking statements in this prospectus may include, without limitation, statements regarding:

(i)	the plans and objectives of management for future operations, including plans or objectives relating to the development of our medical robotic systems,

(ii)	the timing or likelihood of regulatory filing, approvals and required licenses for our medical robotic systems;

(iii)	our ability to adequately protect our intellectual property rights and enforce such rights to avoid violation of the intellectual property rights of others;

(iv)	the timing, costs and other aspects of the commercial launch of our medical robotic systems;

(v)	our estimates regarding the market opportunity, clinical utility, potential advantages and market acceptance of our medical robotic systems;

(vi)	the impact of government laws and regulations;

(vii)	our ability to recruit and retain qualified research and development personnel;

(viii)	difficulties in maintaining commercial scale manufacturing capacity and capability and our ability to generate growth;

(ix)	uncertainty in industry demand;

(x)	general economic conditions and market conditions in our industry;

(xi)	future sales of large blocks of our securities, which may adversely impact our share price;

(xii)	the depth of the trading market in our securities;

(xiii)	a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items; and

(xiv)	our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the SEC.

These statements are not guarantees of future performance and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not assume any obligation to update any forward-looking statement. We disclaim any intention or obligation to update or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this Offering will be approximately $      million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional Shares in full, we estimate that the net proceeds will be approximately $      million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this Offering for working capital and general corporate purposes, which include, but are not limited to expansion of our manufacturing capacity through the installation of additional machinery and equipment, bulk ordering of components for use in manufacturing of our final products, conducting global clinical trials to meet various regulatory requirements, and establishing regional marketing offices.

The expected use of the net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including the progress of our development efforts and any unforeseen cash needs are difficult to predict. As a result, we cannot currently specify in more detail the percentage of the net proceeds that we may use for each of the listed purposes. Accordingly, we will have broad discretion in the use of the net proceeds from this Offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and revenues that we anticipate generating from sales of our robotic surgery systems, will be sufficient to fund our operations through 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

DIVIDEND POLICY

We have not paid any dividends on our common stock since inception and we currently expect that, in the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2023:

●	on an actual basis; and

●	on an as adjusted basis to reflect the sale of $ million in Shares by us in this Offering, after deducting estimated Offering expenses payable by us. The as adjusted basis assumes no exercise of the overallotment option by the underwriters.

You should read this table in conjunction with our historical financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	As of September 30, 2023
	Actual	As Adjusted
Cash and cash equivalents	$6,596,224
Debt: Bank Overdraft	$6,118,214
Stockholders’ equity (deficit):
Common stock, $0.0001 par value per share; authorized 250,000,000 shares; 53,887,738 shares issued and outstanding, actual; 169,117,202 shares issued and outstanding, as adjusted;	$16,911	$
Preferred stock, $0.0001 par value per share; authorized 5,000,000 shares of Series A Non-Convertible Preferred Stock, issued and outstanding actual and as adjusted
Additional paid-in capital	36,194,435
Accumulated deficit	(21,085,962)
Accumulated other comprehensive income (loss)	637,271
Total stockholders’ equity (deficit)	15,762,655
Total liabilities and stockholders’ equity (deficit)	$24,058,996
Total Capitalization	$21,880,869

The number of shares of common stock issued and outstanding actual and as adjusted in the table above excludes:

●	the 7,496,026 shares of our common stock reserved for issuance under presently outstanding options or unvested stock awards issued under our Incentive Plan with a weighted-average exercise price of $ 5.14 per share;

●	the 8,831,005 shares of our common stock reserved for future issuance under the Incentive Plan; and

●	the shares that may be issued upon exercise of the underwriters’ warrants.

DILUTION

If you invest in our Shares, your interest will be diluted to the extent of the difference between the public offering price per Share that you pay and the pro forma as adjusted net tangible book value per share of our common stock after this Offering. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of September 30, 2023 was $15,762,655 or $0.09 per share, based on 169,117,202 shares of common stock outstanding as of September 30, 2023.

Net tangible book value dilution per share represents the difference between the price per Share paid by new investors who purchase Shares from us in this Offering and the pro forma net tangible book value per share of common stock immediately after completion of this Offering. As of September 30, 2023, after giving effect to our sale of the $      of Shares in this Offering and after deducting estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value would have been $      or $      per Share. This represents an immediate increase in pro forma net tangible book value of $      per share of common stock to existing stockholders, and an immediate dilution in pro forma net tangible book value of $      per share of common stock to new investors purchasing Shares in this Offering. The table below illustrates this per Share dilution as of September 30, 2023.

	Before Offering		After Offering
Public offering price per Share	$		$
Net tangible book value per Share as of September 30, 2023		$0.09
Increase in pro forma net tangible book value per Share attributable to new investors participating in this Offering	$		$
Pro forma as adjusted net tangible book value per Share after this Offering			$
Dilution of pro forma net tangible book value per Share to new investors			$

If the underwriters exercise their option to purchase additional Shares in full, the adjusted net tangible book value per share of our common stock after giving effect to this Offering would be approximately $      per share of common stock and the dilution in adjusted net tangible book value per share to investors in this Offering would be approximately $      per share of common stock.

The following table sets forth, on an as adjusted basis as of September 30, 2023, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share of common stock paid or to be paid by existing holders of common stock and by new investors, at a public offering price of $      per Share, and before deducting estimated Offering expenses that payable by us.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER
	NUMBER	PERCENT		AMOUNT	PERCENT		SHARE
Existing stockholders	169,117,002		%	$		%	$
New investors			%			%
Total		100%		$	100%		$

The foregoing discussion and tables are based on the number of shares of common stock outstanding as of September 30, 2023, but excludes:

●

the 7,496,026 shares of our common stock reserved for issuance under presently outstanding options or unvested stock awards issued under the Incentive Plan with a weighted-average exercise price of $5.14 per share;

●	the 8,831,005 shares of our common stock reserved for future issuance under the Incentive Plan; and

●	the shares that may be issued upon exercise of the underwriters’ warrants.

BUSINESS

Overview

We design, develop, manufacture and market surgical robotic systems including the SSi Mantra Surgical Robotic System and its associated instruments and accessories. Our vision is to create new, technologically advanced systems that will surpass existing surgical robotic systems to provide cost effective surgical solutions to benefit greater numbers of patients around the world.

Robotic surgical procedures have achieved acceptance globally over the past two decades because they generally offer a faster recovery period, result in less post-operative pain and discomfort, provide for greater precision, reduce the risk of infection, result in minimal blood loss and permit the use of smaller incisions. However, the global market penetration for surgical robotic systems has in large part been limited to developed countries due to the high costs and steep learning curve for the existing systems. The SSi Mantra was specifically developed from the ground up to address these issues by providing an advanced, affordable and accessible surgical robotic system.

We commenced development of the Ssi Mantra in 2014, received regulatory approval for its sale and use in India and commercially launched sales in August 2022. The Ssi Mantra has been clinically validated for more than fifty different types of surgical procedures. As of December 31, 2023, we have installed twenty three systems, of which twenty one are located in India, one in Dubai and one at the Johns Hopkins Hospital in Baltimore, Maryland for clinical training and ongoing research and development. The systems installed in India have been used to perform more than seven hundred surgical procedures, including cardiovascular, thoracic, head and neck, gynecological, urological, cancer and general surgeries. The SSi Mantra Surgical Robotic System has been granted regulatory approval in India and Guatemala. We have initiated the process to obtain regulatory approvals in the United States from the Food and Drug Administration (the “FDA”) and in the European Union. We have filed a pre-submission application with the FDA requesting feedback on the SSi Mantra Surgical Robotic System. We received an acknowledgement of this pre-submission filing (#Q240119) from the Center for Devices and Radiological Health (CDRH) on January 17, 2024 and we have a feedback meeting scheduled with the FDA on April 02, 2024. We have also been in discussions with an EU Notified body for the CE certification.. There can be no assurance as to when we will secure such regulatory approvals, if at all. Our ISO 13485 (quality management system) approval, CDSCO approval for the manufacture, sale and distribution of our products, and Indian export license allow us to market our products in fifty non-FDA and non-EU countries without further regulatory approvals. An additional seventy-nine countries require only minimal registration.

Products

The SSi Mantra

The SSi Mantra Surgical Robotic System is designed to enable surgeons to perform a wide range of surgical procedures including cardiovascular, thoracic, head and neck, gynecological, urological, cancer and general surgeries. The SSi Mantra has been clinically validated to perform more than fifty different types of surgical procedures. To date, surgeons have performed more than seven hundred surgical procedures in a wide array of fields using the SSi Mantra, including many complex surgeries. The SSi Mantra offers the entire operating room staff three-dimensional, high definition (“3DHD”) vision, and gives the surgeon a magnified view up to ten times magnification. Our system uses specialized instrumentation, including a miniaturized surgical camera (endoscope) and wristed instruments (for example, scissors, scalpels and forceps) that are designed to help with precise dissection and reconstruction of anatomical structures within the body.

The SSi Mantra is comprised of the following components:

Surgeon Console. The SSi Mantra allows surgeons to operate while comfortably seated at an ergonomic open-faced console. Surgeons use a special pair of passive 3D glasses to view a 3DHD image of the surgical field on a 32-inch 3D 4K resolution monitor with up to 10 times magnification, resulting in significantly enhanced vision for the surgeon. The surgeon also has a second large 23-inch 2D touch monitor for system controls and DICOM applications. The surgeon’s fingers grasp extremely precise ergonomic hand controls, with the surgeon’s hands naturally positioned relative to his or her eyes, thereby minimizing strain during the surgeon’s movements. Using electronic hardware, software, algorithms and mechanics, our technology translates the surgeon’s hand movements into precise and corresponding real-time movements of the SSi Mantra instruments positioned inside the patient. When using the SSi Mantra, the surgeon is able to sit in an ergonomic position and can see both the specific positioning of his or her hands and feet, thereby reducing the learning curve and maintaining comfortable ergonomics during the surgical procedure. In addition, the SSi Mantra’s robotic arms hold the camera and instruments steady, offering greater stability for surgeons and operating room staff.

Patient-Side Robotic Arm Carts. The robotic arm carts are modular in design with robotic arms mounted on individual carts, each with a maximum height of 7.2 feet. The modular design offers the flexibility of cart and robotic arm positioning to provide better placement in relation to the procedure and avoid collisions. Further, there is the option of using three, four or five robotic arm configurations based on the users’ preference and specific surgical procedures. Each robotic arm cart includes stability via parking locks, freedom of patient docking and advanced touch-screen controls. Each robotic arm cart has a built-in auto-leveling feature which allows each individual arm cart to be perfectly horizontally level with respect to uneven floor surfaces that may be present in an operating room.

Vision Cart. The vision cart provides an additional 32-inch 3D 4K resolution monitor, identical to the surgeon’s console, for the operating room staff. While wearing the 3D glasses, the entire operating team can view what the surgeon sees with the same depth perception. This ability also helps in reducing the entire team’s learning curve and translates into a safer and more efficient exchange of instruments and introduction of supplies required in surgery. The vision cart also houses the control system for the articulating endoscope and camera and pre-operative guidance software. It has uninterruptible power supply battery backup, universal safety features and incorporates an Omni 3DHD multimedia recording and streaming platform.

Tele-Proctoring Capabilities. The SSi Mantra has a built-in live streaming platform, which provides for remote proctoring, thereby resulting in efficient and cost-effective teaching and training capabilities.

Instruments and Accessories

We offer a comprehensive suite of stapling, energy and core instrumentation for our surgical systems, under the brand name of SSi Mudra.

Mudra Technology. The technology employed in our instruments is designed to transform the surgeon’s natural hand movements outside of the body into corresponding controlled movements inside the patient’s body, just as would be available to the surgeon in open surgery. With our technology, a surgeon can also use “motion scaling,” a feature that translates, for example, a three-centimeter hand movement outside the patient’s body into a one-centimeter instrument movement in the surgical field inside the patient’s body. Motion scaling is designed to allow precision and control for delicate tasks. In addition, the advanced software technology of the robotic system filters and eliminates any tremors that may be present in a surgeon’s hands.

Mudra Instruments. Most of the more than 30 instruments that we manufacture incorporate Mudra technology with wristed joints for natural dexterity and tips customized for various surgical procedures. Mudra instruments are offered in an 8mm diameter. Various Mudra instrument tips include forceps, scissors, electrocautery tools, scalpels and other surgical tools that are familiar to the surgeon from open surgery and conventional minimally invasive surgery (“MIS”). We have also developed and made available a variety of cardiac surgery specific instruments. A variety of instruments may be selected and used interchangeably during surgery. All instruments are sterilizable at the hospital, and all are reusable for a defined number of procedures. A programmed memory chip inside each instrument performs several functions that help determine how the SSi Mantra and instruments work together. In addition, the chip generally will not allow the instrument to be used for more than the prescribed number of procedures to help ensure that its performance meets specifications during each procedure.

Accessory Products. We sell various accessory products, which are used in conjunction with the SSi Mantra as surgical procedures are performed. Accessory products include sterile drapes used to help ensure a sterile field during surgery, vision products—such as replacement 3D stereo endoscopes, cannulas for the instruments and camera and special seals to prevent leakage of carbon dioxide gas used during a procedure.

Instruments under Development

We also have a number of additional sophisticated instruments currently under development. These include:

NADI – Automated Coronary Anastomotic Connector. This instrument is a micro stapling device intended to join two arteries together in cardiac bypass procedures. We intend to offer the instrument in both robotic surgery and manual versions. The manual version is for use by cardiac surgeons who do not have a robotic system and can be utilized in an open or minimally invasive procedure.

SSi Multi-Fire Clip Applier. The SSi Multi-Fire Clip Applier is a cartridge-based clip applicator being developed to be utilized for the hemostasis of blood vessels. Use of such a device is a requirement during many surgical procedures. Currently, the clip applicators traditionally used in surgical procedures require withdrawal of the instrument after each clip is placed resulting in a time-consuming process. By providing a cartridge with multiple clips we believe the SSi Multi-Fire Clip Applier will allow for greater efficiency and time savings during surgical procedures.

SSi Ultrasonic Surgical Device. The harmonic scalpel is a surgical instrument being designed to simultaneously cut and cauterize tissue. Ultrasonic energy is used in the harmonic scalpel where ultrasonic energy is converted to mechanical energy at the active blade.

SSi Maya – XR Pre-Operative Simulator. SSi Maya is a Mixed Reality (XR) software application, being crafted to transform the educational paradigm for surgeons and surgical assistants. SSi Maya is specifically being designed to train and educate users on the intricacies of the SSi Mantra Surgical Robotic System. We intend SSi Maya to offer immersive and innovative pre-operative training.

SSi Holographic Anatomy. This product is an advanced augmented reality tool being developed for the purpose of visualizing anatomies, providing comprehensive patient education, and offering guidance for surgical procedures. This application will potentially present patients with three-dimensional DICOM data, enabling them to better understand and engage with their own health information.

SSi Yog – Tele Proctor. SSi Yog introduces a pioneering solution for tele-proctoring. It is designed for remote surgical proctoring. This software seamlessly integrates mixed reality with the SSi Mantra Surgical Robotic System, offering healthcare professionals and surgeons unprecedented access to real-time guidance over long distances. Notably, the application is platform-agnostic and caters to both open, laparoscopic and robotic surgeries, making it versatile enough to address diverse surgical scenarios.

SSi Chitrasa – Advanced DICOM Viewer. SSi Chitrasa is being designed to empower robotic surgeons with unparalleled DICOM visualization capabilities. It includes a state-of-the-art AI enabled application viewer which is seamlessly integrated with the SSi Mantra Surgical Robotic System to provide surgeons with comprehensive tools to enhance their surgical confidence and precision in the operating room.

SSi Mixed Reality Headset. The SSi Mixed Reality headset is a medical-grade device that we hope will revolutionize intraoperative experiences by seamlessly interfacing with the SSi Mantra Surgical Robotic System. This device is being designed to offer surgeons an immersive 3D endoscopic feed visualization, while interactable augmented objects provide real-time patient vitals and data for enhanced surgical precision. The potentially seamless collaboration between these technologies creates a comprehensive surgical platform, setting a new standard for intraoperative medical advancements and pushing the boundaries of surgical excellence. Some salient features include:

●	Peripheral view

●	1080p resolution 3DHD vision

●	32-inch image projection which allows for one meter depth perception

●	Two separate left and right eye video signals projected through an optical engine onto an opaque micro-LED screen

●	Natural reconstruction of the 3D image by the human brain

Services

We have a network of field service engineers in India and maintain relationships with various distributors around the globe. This infrastructure of service and support specialists offers a full complement of services for our customers, including installation, repair, maintenance, 24/7 technical support and proactive system health monitoring.

Our comprehensive support and program assistance helps ensure customers and care teams maximize program performance and protect their investment.

Readiness and Maintenance Support. Readiness support is operational support to ensure smooth onboarding and adoption of new systems and technology. Maintenance support helps to maximize operational efficiency and reduce unplanned equipment downtime. It includes services care plans, support teams, monitoring, software upgrades and updates, as well as a customer portal. The service plan portfolio offers flexible service plans to ensure reliability of the systems and instruments and help optimize the robotics program. The support team of expert field service, remote technical support and customer care agents resolve and prevent any technology issues that could inhibit optimal utilization. Software upgrades and updates enable the latest product innovations, enhancements and reliability improvements.

Our Strategy

Our initial strategy is to focus on underserved markets, such as India, where market penetration for surgical robotic systems has in large part been limited because of the high costs of and steep learning curve for existing systems. After validating the SSi Mantra Surgical Robotic System in these markets, which we believe we are currently accomplishing, we intend to leverage its advanced technology, significantly lower cost (approximately one-third of the cost of existing systems) and ease of training to move into other markets, such as the United States and Europe. Key elements of this strategy include:

Focus on underserved markets. India, where our operations are based and where we have commercially launched the SSi Mantra, has a population of approximately 1.4 billion people and 70,000 hospitals. However, only about 0.1% of global robotic surgical procedures are performed in India. As a comparison, there are only approximately 6,120 hospitals in the U.S. By offering our advanced, cost-effective SSi Mantra Surgical Robotic System, we believe that we can significantly penetrate the Indian market, as well as other underserved markets in Asia, Africa, Europe, Central and South America and elsewhere.

Focus on key institutions. Our marketing efforts are focused on large multi-specialty care hospitals where a majority of complex surgical procedures are performed. Following the initial placement at a given hospital, we intend to expand the number of physicians who use the SSi Mantra Surgical Robotic System and work with the hospitals and their surgeons to promote patient education as to the benefits and cost effectiveness of our system. We believe that these efforts will not only result in both increased usage and additional sales of instruments and systems at hospitals that purchase the system, but also increased demand from competing hospitals, surgeons and other physicians.

Focus on Leading Surgeons to Drive Rapid and Broad Adoption. We place significant emphasis on marketing the SSi Mantra to leading surgeons who are considered to be the “thought leaders” in their institutions and fields. In this regard, we have established both an Indian Medical Advisory Board and an International Advisory Board consisting of leading surgeons in their respective fields. We believe that the participation of these surgeons in our product development and their use of the SSi Mantra will generate confidence in many other surgeons to utilize the system for all types of surgical procedures.

Continued Development and Marketing. We intend to continue developing and enhancing our technology and products and to communicate the benefits and advantages of the SSi Mantra System (lower cost, ease of training and improved patient outcomes) in India and the other markets we plan to enter.

Evaluation, Familiarization and Training Agreements with Major Medical Facilities. We have and intend to continue entering into agreements with major medical facilities to install the SSi Mantra Surgical Robotic System for evaluation, familiarization and training purposes. As of December 31, 2023, we have entered into such agreements with approximately four hospital networks in India and with Johns Hopkins University in Baltimore, Maryland.

Clinical Applications

The SSi Mantra has been clinically validated in more than fifty different types of surgical procedures. As of December 31, 2023, we have installed twenty one systems in India, which have been used to perform more than seven hundred surgical procedures, including cardiovascular, thoracic, head and neck, gynecological, urological, cancer and general surgeries. We maintain productive collaborations with leading surgeons to explore and develop new techniques and applications for robotic-assisted surgery with the SSi Mantra. We primarily focus our development efforts on those procedures in which we believe our products bring the highest patient value, surgeon value and hospital value. Representative surgical applications are described below.

Cardiovascular Surgery

Internal Mammary Artery Dissection. In a coronary artery bypass graft procedure used in cardiac surgery, a blocked coronary artery is bypassed with a graft. When available, an artery from the chest called the internal mammary artery is dissected from its natural position and grafted into place to perform the bypass. Because the internal mammary artery is located inferior to the anterior surface of the chest, dissection of the vessel is challenging using existing surgical instruments through the three- to five-inch incision commonly used in a non-robotic coronary artery bypass graft procedure. Our products have multiple joints that emulate the surgeon’s shoulders and elbows, allowing exact positioning of the instruments inside the patient’s chest. In addition, our Mudra instrument joints is designed to permit the surgeon to reach behind the tissues for easier dissection of the internal mammary artery. Thus, we believe that the internal mammary artery can be dissected with greater ease and precision using the SSi Mantra Surgical Robotic System.

Totally Endoscopic Coronary Artery Bypass Surgery (TECAB). Coronary artery bypass graft surgery demands that the surgeon delicately dissect and precisely suture very small structures, which are less than two millimeters in diameter, under significant magnification. These procedures are difficult when performed in open surgery. They are even more difficult when performed using a limited incision approach and can be challenging to perform when the heart is beating. As a result, this procedure is typically done as open surgery by stopping the heart and using a heart/lung bypass machine. The technology employed by the SSi Mantra is designed to allow surgeons to perform scaled instrument movements that can be even more precise than the movements used in open surgery, thus enabling precise suturing of single and multiple coronary vessels on a stopped or beating heart.

Mitral and Aortic Valve Repair/Replacement. Valve repair and replacement surgeries are challenging even when using open surgical techniques. Significant exposure of the surgical field is essential to the identification and precise manipulation of valves and other structures inside the heart and is key to successful surgical outcomes with minimal complications. Motion scaling allows a surgeon using the SSi Mantra to maneuver instruments inside the patient even more precisely than is possible in open surgery. The SSi Mantra has enabled heart valve repairs to be performed through small ports in a manner that could not have been accomplished with open surgery.

Thoracic Surgery

Conventional approaches to surgical procedures in the thorax include both open and video-assisted thoracoscopic approaches. Procedures performed via these methods include pulmonary wedge resection, pulmonary lobectomy, thymectomy, mediastinal mass excision and esophagectomy.

Head and Neck Surgery

Transoral Surgery. Head and neck cancers are typically treated by either surgical resection or chemo-radiation, or a combination of both. Surgical resection performed by an open approach may require a “jaw-splitting” mandibulotomy. This procedure, while effective in treating cancer, is potentially traumatic and disfiguring to the patient. Less invasive approaches via the mouth (transoral surgery) are challenged by line-of-sight limitations dictated by conventional endoscopic tools. Chemo-radiation as a primary therapy does allow patients to avoid traumatic surgical incisions; however, the literature suggests that this modality diminishes patients’ ability to speak and swallow normally. Robotically assisted transoral surgery allows them to operate on tumors occurring in the oropharynx (i.e., tonsil and base of tongue) and larynx via the mouth and to overcome some of the line-of-sight limitations of conventional transoral surgery.

Gynecologic Surgery

Hysterectomy. Removal of the uterus is one of the most performed surgeries in gynecology and is performed for a variety of underlying benign and cancerous conditions. Hysterectomies can be performed using open surgery or minimally invasive techniques, which include vaginal, laparoscopic, and robotic-assisted approaches. We believe that robotic-assisted surgery with the SSi Mantra provides patients the opportunity to receive a minimally invasive treatment as an alternative to an open hysterectomy.

Sacrocolpopexy. The abdominal (open) sacrocolpopexy is one of the operations performed to treat vaginal vault prolapse. Sacrocolpopexy involves suturing a synthetic mesh that connects and supports the vagina to the sacrum (tailbone). A sacrocolpopexy can be performed using a conventional laparoscopic technique; however, it is often difficult and cumbersome to perform. Robotic assisted surgical capabilities enable a larger number of these procedures to be performed through a minimally invasive technique, conferring the benefits of minimally invasive surgery to a broader range of sacrocolpopexy patients.

Urologic Surgery

Prostatectomy. Radical prostatectomy is the removal of the prostate gland and accompanying lymph nodes in patients diagnosed with clinically localized prostate cancer. The standard approach to the removal of the prostate was via an open surgical procedure. The conventional laparoscopic approach is an option, but it is difficult and poses challenges to even the most skilled urologist. The SSi Mantra will enable a larger number of surgeons to convert from using an open surgical technique to a minimally invasive robotic surgical technique.

Partial Nephrectomy. Partial nephrectomy is the removal of a small portion of a kidney (typically, an area of the kidney containing a tumor). Partial nephrectomies are most commonly performed in patients diagnosed with clinically localized renal cancer. Excluding robotic-assisted surgery, there are three common surgical approaches to performing partial nephrectomies: open surgical technique, laparoscopy, and hand-assisted laparoscopy, which is a hybrid of the open surgery and laparoscopic techniques. Robotic assisted surgical capabilities may enable a large number of these procedures to be performed through a minimally invasive technique, conferring the benefits of minimally invasive surgery to a broader range of partial nephrectomy patients.

Radical Nephrectomy. A radical nephrectomy is a surgery to remove the entire kidney, typically done to treat kidney cancers and occasionally or other reasons. In some instances, the adrenal gland, and lymph nodes may be removed as well.

Cystectomy. Robotic-assisted cystectomy is a minimally invasive bladder surgery with the same cancer removal success as open surgery. During a robotic cystectomy, robotically trained urology surgeons remove the bladder and redirect the urinary tract using a surgical robot. A robotic cystectomy is performed through a series of small keyhole-sized incisions across the abdomen, which is less painful, heals faster, and produces significantly less surface scarring than the larger incision associated with open surgery.

General Surgery

Hernia Repair. A hernia occurs when an organ or other tissue squeezes through a weak spot in a surrounding muscle or connective tissue. During a hernia repair surgery, the weakened tissue is secured, and defects are repaired. Common types of hernias are ventral and inguinal. Ventral, or abdominal hernia, may occur through a scar after surgery in the abdomen. Inguinal hernia is a bulge in the groin and is more common in men.

Colorectal Surgery. These procedures typically involve benign or cancerous conditions of the lower digestive system, in particular the rectum or colon. Common procedures in this area include hemicolectomy, sigmoidectomy, low anterior resection and abdominoperineal resection.

Cholecystectomy. Cholecystectomy, or the surgical removal of the gall bladder, is a commonly performed general surgery procedure. Cholecystectomy is the primary method for the treatment of gallstones and other gall bladder diseases. Most cholecystectomies are performed using multi-port MIS techniques, although some surgeons choose to perform cholecystectomy using manual single-port instrumentation.

The Global Robotic Surgery Market

General

The global surgical robotics market was valued at $8.78 billion in 2023, and is projected to reach $37.5 billion by 2032, growing at a compound annual growth rate (“CAGR”) of 19.9% from 2023 to 2032.1 Surgical robots offer significant advantages in minimally invasive surgery by enabling exceptionally precise manipulation of surgical instruments within constrained operation spaces, surpassing human capabilities. Robotic surgery is a procedure which involves a minimally invasive spectrum and represents an evolution in practice across numerous medical disciplines. Surgical robotics technology is used across various medical specialties, enabling surgeons to perform complex procedures through small incisions, resulting in reduced patient trauma, shorter recovery times, and enhanced patient outcomes.

1	https://www.expertmarketresearch.com/reports/surgical-robotics-market

Market Dynamics

Increase in demand and acceptance of laparoscopic or minimally invasive surgery (“MIS”) due to the benefits to patients and surgeons, such as better screening, greater precision, shorter hospitalization, reduced pain and discomfort has fueled the growth in the global surgical robotics market. In addition, the surge in number of gynecological, neurological and urological diseases is a primary factor driving the surgical robotics market growth.

In addition, surgical robotics enable minimally invasive procedures, which involve smaller incisions, reduced trauma to surrounding tissues, and quicker recovery times. Patients are increasingly seeking procedures that result in less pain and shorter hospital stays, and surgical robots fulfill these demands and the rise in adoption of minimally invasive procedures has fueled market growth.

Many surgical robotic systems incorporate advanced visualization technologies, such as high-definition 3D imaging and augmented reality. These technologies grant surgeons a clearer view of the surgical site, enhancing their ability to visualize complex anatomical structures and perform intricate tasks. The growth of the surgical robotics market is expected to be driven by the availability of improved healthcare infrastructure, increase in unmet healthcare needs, rise in prevalence of chronic diseases, and surge in demand for advanced surgical robotics products.

Furthermore, the increase in need for automation in the healthcare industry and the shifting trend towards advanced robotic surgeries fuels market growth. Moreover, untapped economies such as Brazil, India, China and other developing economies create a lucrative surgical robotics market opportunity.

The demand for surgical robotics is not only limited to developed countries such as the U.S. but is also being witnessed in the developing countries, such as China, and India, which fuel the growth of the market. Factors such as the rise in the number of surgeries drive the adoption of robotic technologies across different specialties, contributing to the robust growth of the surgical robotics market. For instance, according to the National Center for Biotechnology and Information (NCBI), in 2022, around 1,918,030 new cancer cases are projected to occur in the United States. In light of this projection, the number of cancer surgeries performed by the subspecialty of robotic oncology surgeons is also expected to increase drastically as well.

Furthermore, as the global population ages, we expected that there will be a greater need for surgical interventions to address age-related health conditions which boosts market growth. Surgical robots assist surgeons in handling the complexities of these procedures, allowing for safer and more effective outcomes in elderly patients. Moreover, initially limited to specific procedures, robotic technologies are now being adapted for a broader spectrum of surgeries across various medical fields, including cardiac, neurology, urology, gynecology, and more. This versatility attracts hospitals and clinics aiming to offer comprehensive robotic surgical services which is expected to drive the market growth.

High initial costs associated with acquiring and implementing robotic systems, including infrastructure and training, pose a financial challenge for many healthcare facilities which may impede market growth. Regulatory complexities and concerns regarding patient safety, as well as the need for rigorous clinical validation of robotic procedures, slow down the adoption process. In addition, the intricate nature of surgical robotics necessitates specialized training for surgeons, potentially leading to a shortage of skilled professionals. These factors collectively hinder the rapid expansion of the surgical robotics market.

Segmental Overview

The surgical robotics industry is segmented into component, surgery type, and region. By component, the market is categorized into systems, accessories, and services. On the basis of surgery type, the market is segregated into gynecology surgery, urology surgery, neurosurgery, orthopedic surgery, general surgery, and other surgeries. Region wise, the market is analyzed across North America, Europe, Asia-Pacific, and Latin America, the Middle East and Africa (“LAMEA”).

By Component

With a consistently expanding installed base of surgical robotic systems globally and increasing utilization thereof, the accessories and services segment dominated the global surgical robotics market in 2022 and is expected to remain dominant throughout the forecast period, due to a further rise in the number of surgical robotics procedures performed with precision, accuracy, and improved patient outcomes, coupled with the increased adoption of surgical robotics technology. However, the systems segment is expected to register the highest CAGR during the forecast period, owing to a rise in technological advancements and an increase in demand for advanced robotic surgical systems.

By Surgery Type

The general surgery segment dominated the global surgical robotics market share in 2022 and is anticipated to continue this trend during the forecast period. This is attributed to versatility and effectiveness of surgical robotics in a wide range of general surgery procedures, increase in patient demand for minimally invasive surgeries, and ongoing advancements in technology.

By Region

The surgical robotics market size is analyzed across North America, Europe, Asia-Pacific, and LAMEA. North America accounted for a major share of the surgical robotics industry in 2022 in terms of number of surgical robotic systems installed and is expected to maintain its dominance during the forecast period. In addition, the presence of well-established healthcare infrastructure, high purchasing power, and rise in adoption rate of advanced surgical robotics products are expected to drive the market growth. Furthermore, product launch, collaborations, and acquisitions adopted by the key players in this region boost the growth of the market.

Asia-Pacific is expected to grow at the highest rate during the surgical robotics market forecast period. The market growth in this region is attributable to the growing industrial infrastructure, the rise in prevalence of chronic diseases, such as cancer and cardiovascular conditions which has driven the need for sophisticated surgical interventions, which surgical robotic systems can provide. Moreover, the increase in awareness and acceptance of minimally invasive procedures among patients in the Asia-Pacific region along with the benefits offered by surgical robotics further propels the market growth in this region.

Sales, Marketing and Customer Support

Sales Model

We provide our products through a direct sales organization in India and, outside of India, through an expanding distributor network that, as of December 31, 2023, includes distributors in Guatemala, the United Arab Emirates and ten other countries.

We are further expanding our domestic Indian and foreign distribution capabilities through the establishment of strategic partnerships. In December 2023, we entered into a memorandum of understanding with Surgical Lab, Ltd., a Cairo-based medical device distributor, to provide accessibility our SSi Mantra Surgical Robotic System for the entire African continent. In January 2024, we reached an agreement in principle for a strategic partnership with India’s leading medical equipment supplier, Medikabazaar, to facilitate sales of the SSi Mantra Surgical Robotic System to hospitals and medical facilities across India.

Our direct sales organization is composed of a capital sales team of six individuals, which is responsible for selling systems, and a clinical support team of twenty individuals, which is responsible for supporting the systems used in procedures performed at our hospital accounts. Our hospital accounts include both individual hospitals and healthcare facilities as well as hospitals and healthcare facilities that are part of an integrated chain. The initial system sale into an account is a major capital equipment purchase by our customers and typically has a lengthy sales cycle that can be affected by evaluation periods, macroeconomic factors, capital spending prioritization, the timing of budgeting cycles and competitive bidding processes. Capital sales activities include educating surgeons, physicians and other hospital staff across multiple specialties on the benefits of robotic-assisted surgery with the SSi Mantra, total treatment costs and the clinical applications that our technology enables. We also train our sales organization to educate hospital management on the potential benefits of adopting our system, including the clinical benefits of robotic-assisted surgery with the SSi Mantra, such as improved patient outcomes.

Our clinical sales team works onsite at hospitals, interacting with surgeons and physicians, operating room staff and hospital administrators to develop and sustain successful robotic-assisted surgery. They assist the hospital in identifying surgeons or physicians who have an interest in robotic-assisted surgery and the potential benefits provided by the SSi Mantra. Our clinical sales team provides current clinical information on robotic-assisted surgery and new product applications to the hospital teams.

We offer our SSi Mantra through three selling models— outright purchase, purchase on a deferred or installment payment basis, and purchase on a pay per procedure basis.

Our customers place orders to replenish their supplies of instruments and accessories on a regular basis. New direct customers who purchase a system typically place an initial stocking order of instruments and accessories soon after they receive their system.

To date, substantially all of our sales have been in India, with one initial sale in the United Arab Emirates, where the SSi Mantra system is being utilized for surgical team training prior to the commencement of clinical procedures.

Training and Customer Support

We also provide training for surgeons, physicians and staff on the operation and use of the SSI Mantra using a variety of training approaches. These include didactic modules training, hands on training, dry runs with the surgeons and their entire team, in-person proctored initial cases, on-site support for additional cases and remote proctoring support for complex cases.

We have a network of field service and technical support engineers in India and are establishing relationships with various distributors around the globe where we intend to market and sell the SSi Mantra. This infrastructure of service and support specialists, along with advanced service tools and solutions, offers a full complement of services for our customers, including installation, repair, maintenance, 24/7 technical support and proactive system health monitoring.

Research and Development

We focus our research and development efforts on enhancing and improving our products and services with a view to fulfilling our vision that the benefits of advanced robotic surgery should be cost-effective and available to everyone. Through ingenuity and intelligent technology, we believe that we can expand the potential of physicians to heal without constraints due to both cost and accessibility of these technologies. We employ engineering and research and development staff to focus on delivering future innovations and sustaining improvements that advance our mission. In certain instances, we complement our research and development effort through collaborations with other companies or organizations such as our arrangement with Johns Hopkins University.

Manufacturing

Our systems and instruments are manufactured by our employees at our 51,100 square-foot facility in Gurgaon, Delhi NCR, India. The manufacturing of our products is a complex operation involving a number of separate processes and components.

We purchase both custom and off-the-shelf components from a large number of suppliers and subject them to stringent quality specifications, inspections, and processes. Some of the components necessary for the assembly of our products are currently provided to us by sole-sourced suppliers (the only recognized supply source available to us) or single-sourced suppliers (the only approved supply source for us among other sources). We believe, however, that alternative suppliers are available if it should become necessary, although no assurance can be given that we could secure such alternative sources of supply, if required, on commercially reasonable terms or without undue operational disruption.

We purchase the majority of our components and major assemblies through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of finished goods relative to our anticipated demand.

A portion of the net proceeds of this Offering will be used to expand our in-house manufacturing capacity in order to meet anticipated increases in demand and to reduce our reliance on third-party suppliers.

Competition

We face competition in the forms of existing open surgery, conventional MIS, drug therapies, radiation treatment and other emerging diagnostic and interventional surgical approaches. Our success depends on continued clinical and technical innovation, quality and reliability, as well as educating hospitals, surgeons and patients on the demonstrated results associated with robotic-assisted medical procedures using our SSi Mantra Surgical Robotic System and its efficacy and cost-effectiveness relative to other techniques.

We compete with a number of U.S. and foreign companies that have developed and currently manufacture and market products in the field of robotic-assisted medical procedures, including but not limited to: Intuitive Surgical, Inc.; Asensus Surgical, Inc.; avateramedical GmbH; CMR Surgical Ltd.; Johnson & Johnson; Medicaroid Corporation; Medrobotics Corporation; Medtronic plc; meerecompany Inc.; Olympus Corporation; Samsung Electronics Co., Ltd; Shandong Weigao Group Medical Polymer Company Ltd.; Shanghai Microport Medbot (Group) Co., Ltd.; and Titan Medical Inc. Most, if not all of these companies have longer operating histories and greater financial resources than SSi. In addition, other companies with substantial experience in industrial robotics could potentially expand into the field of medical robotics and become competitors.

Our failure to compete effectively with these existing and potential competitors could adversely affect our results of operations, business and prospects.

Intellectual Property

We place considerable importance on obtaining and maintaining patent, copyright, and trademark protection for our technologies, products and processes.

We generally rely upon a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary technology. For example, we have trademarks, both registered and unregistered, that provide distinctive identification of our products in the marketplace.

As of December 31, 2023, our intellectual property portfolio consists of fifty-eight filed and twenty-seven granted utility patents as follows:

Country	Utility Patent(s)
	Pending	Granted	Total
India	30	10	40
WIPO	12	--	12
USA	06	04	10
Europe	02	01	03
South Korea	--	03	03
Japan	--	02	02
China	02	06	08
Singapore, Hong Kong, and Taiwan	06	01	07
Total Utility Patents	58	27	85

Further, our intellectual property portfolio also consists of eleven pending design patents and thirty-two granted design patents as follows:

Country	Design Patent(s)
	Pending	Granted	Total
India	11	23	34
Europe	--	01	01
South Korea	--	01	01
Japan	--	01	01
China	--	06	06
Total Design Patents	11	32	43

In addition, we have filed forty-two applications for trademark registrations in India of which twenty-two have been granted. We have also filed two copyright applications , both of which have been granted.

We intend to apply for additional patents in various jurisdictions.

Notwithstanding the foregoing, we cannot be certain as to the scope of protection that the patents granted will afford our technology and products, nor can we be certain that any pending or future patent applications will be granted. Furthermore, if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. In addition, others may assert that our products infringe on their intellectual property rights, which may cause us to engage in costly disputes and, if we are not successful in defending ourselves, could also cause us to pay substantial damages and prohibit us from selling our products.

Government Regulation

General

Our products and operations are subject to regulation in India by the Central Drugs Standard Control Organization (the “CDSCO”), by the FDA in the U.S. and by similar agencies in other countries and regions in which we market or plan to market our products. In addition, our products must meet the requirements of a large and growing body of international standards, which govern the design, manufacture, materials content and sourcing, testing, certification, packaging, installation, use and disposal of our products. We must continually keep abreast of these regulations, standards and requirements and integrate our compliance into the development and regulatory documentation for our products. Failure to meet these standards could limit our ability to market our products in those regions that require compliance with such standards. Examples of standards to which we are subject include ISO 13485, an internationally recognized quality management system for the design, development and manufacture of medical devices.

ISO 13485 Quality Management System

ISO 13485 is an internationally recognized quality management system for the design, development and manufacture of medical devices. It sets out the requirements for a quality management system specific to the medical device industry. This standard is designed to be used by manufacturers and end-users throughout the life cycle of a medical device. We are required to meet this standard to register our products for sale globally and are subject to rigorous annual reassessment and audit procedures.

Our Company has developed an ISO 13485 QMS system in line with EN ISO 13485 and 21 CFR 820, for compliance with U.S. and EU quality management systems requirements.

We received ISO 13485 certifications in 2021, and have successfully completed two surveillance audits.

India Regulation

Medical devices in India had been mostly unregulated for a long time but that has changed in recent years, with the adoption of rules and regulations designed to improve and enhance patient safety. Our products are primarily regulated under the Indian Medical Device Rules, 2017, as amended by the Medical Device (Amendment) Rules, 2020 (as amended, the “IMDR”) promulgated and administered by the CDSCO. These rules cover various aspects of medical device related regulations, including classification, registration, manufacturing and import, labeling, sales, and post-market requirements. Similar to rules in the EU, they mandate that devices are safe and perform their intended function.

Based on intended use of the device, the risks associated with the device and other parameters referred to in the IMDR, the Central Licensing Authority of India classifies Medical Devices into four risk classes: A (low risk); B (low moderate risk); C (moderate high risk); and D (high risk).

The CDSCO has further divided the device classifications into 24 panels, where our surgical robotic system is classified as a Class B device pertaining to operating room procedures.

We currently have CDSCO approval for the manufacture, sale and distribution of our products and a license to export our products from India.

U.S. Regulation

Our products will be subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act (“FFDCA”), as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, recordkeeping, complaint and adverse event reporting, clearance, approval, certification, promotion, marketing, export, import, distribution and service of medical devices in the U.S. to ensure that medical devices distributed domestically are safe and effective for their intended uses.

We have filed a pre-submission application with the FDA requesting feedback on the SSi Mantra Surgical Robotic System and we received acknowledgment of the filing on January 17, 2024.

Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. We believe that our current SSi Mantra Surgical Robotic System and other products will be classified as Class II medical devices.

Class II medical devices are those that are subject to general controls, and most require premarket demonstration of adherence to certain performance standards, as specified by the FDA, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

Manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FFDCA requesting authorization to commercially distribute the device. The FDA’s authorization to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Our current products are expected to be subject to premarket notification and clearance under section 510(k) of the FFDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device.

The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device in the U.S. The FDA has a statutory ninety-day (90-day) period to respond to a 510(k) submission; however, as a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent” to a predicate device, the device may be designated as a Class III device. The device sponsor must proceed with and fulfill the requirements of the more rigorous requirements of the premarket approval (“PMA”) process or can request a risk-based classification determination for the device in accordance with the de novo classification pathway, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

The PMA process is more demanding than the 510(k) premarket notification process. In a PMA application, the manufacturer must demonstrate that the device is safe and effective, and the PMA application must be supported by extensive data, including data from preclinical studies and human clinical trials. The FDA, by statute and regulation, has 180 days to review a PMA application, although the review more often occurs over a significantly longer period of time and can take up to several years. In approving a PMA application or clearing a 510(k) submission, the FDA may also require some additional manufacturing controls, design control activities and approvals, as well as specific post-market surveillance requirements when necessary to protect the public health or to provide additional safety and effectiveness data for the device. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and make periodic reports to the FDA on the clinical status of those patients.

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations designed to determine the safety and effectiveness of a medical device must be conducted in accordance with the FDA’s investigational device exemption (“IDE”) regulations, which govern investigational device labeling, prohibit the promotion of the investigational device and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each clinical site. During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to the FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA, or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo classification or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance, approval of a PMA or issuance of a de novo classification. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

In addition, the FDA may place significant limitations upon the intended use of our products as a condition of granting marketing authorization. Moreover, after a device is placed on the market, numerous FDA and other regulatory requirements continue to apply. These requirements include establishment registration and device listing with the FDA; compliance with medical device reporting regulations, which require that manufacturers report to the FDA if their device caused or contributed, or may have caused or contributed, to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; compliance with corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health; the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device. In addition, the FDA and the Federal Trade Commission also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is scientific data to substantiate the claims and that our advertising is neither false nor misleading. In general, we may not promote or advertise our products for uses not within the scope of our intended use statement in our clearances or make unsupported safety and effectiveness claims.

In the U.S., our manufacturing processes will be required to comply with the Quality System Regulation (“QSR”). The QSR covers, among other things, the methods used in, and the facilities and controls used for, the design, testing, controlling, documenting, manufacture, packaging, labeling, storage, installation and servicing of all medical devices intended for human use. The QSR also requires maintenance of extensive records, which demonstrate compliance with the FDA regulations, the manufacturer’s own procedures, specifications and testing, as well as distribution and post-market experience. Compliance with the QSR is necessary for a manufacturer to be able to continue to market cleared or approved product offerings in the U.S. A company’s facilities, records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with applicable QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	warning letters, untitled letters, fines, injunctions, consent decrees, administrative penalties, and civil or criminal penalties;

●	recalls, withdrawals, or administrative detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) clearances or PMA approvals that have already been granted;

●	refusal to grant export approvals for our products; or

●	criminal prosecution.

In addition, the discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

Products manufactured outside of the U.S. by or for us are subject to U.S. Customs and FDA inspection upon entry into the U.S. We must demonstrate compliance of such products with U.S. regulations and carefully document the eventual distribution or re-exportation of such products. Failure to comply with all applicable regulations could prevent us from having access to products or components critical to the manufacture of finished products and lead to shortages and delays.

European Union Regulation

In the European Union (the “EU”), all medical devices placed on the EU market must meet the essential requirements (“Essential Requirements”), including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured and packaged in a suitable manner.

All medical devices are currently regulated by Regulation (EU) No 2017/745 (the “EU Medical Devices Regulation” or the “MDR”), which became effective on May 26, 2021 and replaced the former regulatory framework set forth in Council Directive 93/42/EEC (the “MDD”).

The MDR was adopted with the aim of ensuring better protection of public health and patient safety. The MDR establishes a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensures a high level of safety and health while supporting innovation. Unlike directives, regulations are directly applicable in EU member states without the need for member states to implement them into national law. This aims to increase harmonization across the EU member states.

The MDR requires that, before placing a device on the market, other than a custom-made device, manufacturers (as well as other economic operators, such as authorized representatives and importers) must register by submitting identification information to the EUDAMED electronic system, which is in the process of being implemented. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The MDR also requires that, before placing a device on the market, other than a custom-made device, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier (“UDI”) database.

All manufacturers placing medical devices on the market in the EU must comply with the EU medical device vigilance system. Under this system, serious incidents and Field Safety Corrective Actions (“FSCAs”) must be reported to the relevant authorities of EU member states. These reports are to be submitted through EUDAMED (once fully functional) and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors, such as the economic operators in the supply chain, will also be informed. Until EUDAMED is fully functional, the corresponding provisions of the MDD continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market.

The advertising and promotion of medical devices is subject to some general principles set forth in EU legislation. According to the MDR, only devices that are CE (Conformité Européene) marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, such as, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states’ laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts,” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain EU member states also mandate implementation of commercial compliance programs.

In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as of suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with the applicable regulatory requirements could require time and resources to respond to the regulatory authorities’ observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and, if such issues cannot be resolved to their satisfaction, can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”), which consists of the twenty-seven EU member states, as well as Iceland, Liechtenstein and Norway.

Other countries

Regulations in other countries, including the requirements for approvals, certification or clearance and the time required for regulatory review, vary from country to country. Certain countries, such as South Korea, Brazil, Australia and Canada, have their own regulatory agencies. These countries typically require regulatory approvals and compliance with extensive safety and quality system regulations included in the Medical Device Single Audit Program that we will be required to comply with on an ongoing basis. Failure to obtain regulatory approval in any foreign country in which we plan to market our products or failure to comply with any regulation in any foreign country in which we market our products may negatively impact our ability to generate revenue and harm our business.

In addition, local regulations may apply, which govern the use of our products and which could have an adverse effect on our product utilization if they are unfavorable. All such regulations are revised from time to time and, in general, are increasing in complexity and in the scope and degree of documentation and testing required. There can be no assurance that the outcomes from such documentation and testing will be acceptable to any particular regulatory agency or will continue to be acceptable over time. There are further regulations governing the importation, marketing, sale, distribution, use, and service as well as the removal and disposal of medical devices in the regions in which we operate and market our products. Failure to comply with any of these regulations could result in sanctions or fines and could prevent us from marketing our products in these regions.

Our ISO 13485 (quality management system) approval, CDSCO approval for the manufacture, sale and distribution of our products, and Indian export license allow us to market our products in fifty (50) non-FDA and non CE (EU) countries without further regulatory approvals and in an additional seventy-nine (79) countries require only minimal registration. We have received regulatory approval to market and sell our products in the United Arab Emirates and Guatemala and have initiated the regulatory approval process, which if successful, will allow us to market our products in more than fifty (50) countries within approximately one year. However, there can be no assurance as to when we will secure any such regulatory approvals, if at all.

Data Privacy and Security Laws

Numerous state, federal, and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality, and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our partners. In the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

We collect, process, share, disclose, transfer, and otherwise use data, some of which contains personal information about identifiable individuals including, but not limited to, our employees, clinical trial participants, partners, and vendors. Therefore, if we commence marketing our products in the U.S., the EU and other countries, we will be subject to U.S. (federal, state and local) and international laws and regulations, including those in the EEA regarding data privacy and security and our use of such data.

If we market our products in the EU, we will be subject to the European Union General Data Protection Regulation 2016/679 and applicable national supplementing laws (collectively, the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training, and audits.

The GDPR also regulates cross-border transfers of personal data out of the EEA. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States.

Cybersecurity

In the normal course of business, we may collect and store personal information and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, patient information, sensitive third-party information and employee information. To protect this information, our existing cybersecurity policies require continuous monitoring and detection programs, network security precautions, encryption of critical data and in-depth security assessments of vendors. We maintain various protections designed to safeguard against cyberattacks, including firewalls and virus detection software. We have established and regularly test our disaster recovery plan, and we protect against business interruption by backing up our major systems. In addition, we periodically scan our environment for any vulnerabilities, perform penetration testing and engage third parties to assess the effectiveness of our data security practices.

Employees

As of December 31, 2023, we had 214 employees, 121 of whom were engaged in manufacturing and service, 30 in marketing and sales, 10 in research and development, 12 in Quality and 41 in administration. Most of our employees are based at our facility in Gurgaon, Delhi NCR, India. We generally consider our relationship with our employees to be good.

Facilities

We lease approximately 51,100 square feet in Gurgaon, Delhi NCR, India, which serves as our headquarters as well as our manufacturing facility. The facility, spread over two floors, is leased pursuant to a nine-year lease expiring in March 2030 for one floor and another four-year lease expiring in May 2032 for the other floor. Both leases are further renewable under similar terms. Following completion of this Offering, we expect to lease additional space to increase our additional manufacturing capacity in anticipation of increased sales volumes. We intend to use a portion of the net proceeds from this Offering in that regard.

Legal Proceedings

Currently there are no legal proceedings pending or threatened against us. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in any such matter may harm our business.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section titled “Risk Factors,” and other documents we file with the SEC. Historical results are not necessarily indicative of future results.

Results of Operations

Introduction

The Company is engaged in the business of developing, manufacturing, and selling a surgical robotic system under our proprietary brand “SSI Mantra,” together with allied accessories and a wide range of surgical instruments capable of supporting cardiac and a variety of other surgical procedures. Having commenced commercial sales of our surgical robotic system in the second half of 2022, the year 2023 was our first full year of commercial sales of our surgical robotic system and its allied instruments and accessories. Accordingly, the operating results detailed below largely reflect the impact of the consummation of the CardioVentures Merger in April 2023, when compared with operating results for the corresponding period in 2022.

Our financial performance is largely driven by increasing awareness of the benefits of robotically assisted surgery, reduced learning curves for robotic surgeons and the affordability and accessibility of this treatment technology. Our financial performance is also dependent on our obtaining regulatory approvals in various regulated markets where we have plans to sell our products. Robotically assisted surgeries are increasingly being recognized as an approved treatment modality from an insurance coverage perspective.

Our manufacturing operations being based in India derive significant operating cost advantages in terms of availability of quality and cost-effective fabrication/3D printing solutions, electronic/electrical/mechanical components, outsourced services and skilled manpower. All these factors help us in having lower costs of production which eventually helps us make our surgical robotic system cost effective and relatively affordable.

As of September 2023, we had sold a total of twelve surgical robotic systems and during the nine months period ending Sept 30, 2023, we sold nine systems. In addition to this, we also installed one system in each of two hospitals, belonging to a well-known group of hospitals in India, on a pay-per-use basis. As these systems on a pay-per-use basis were installed towards the latter part of the nine month period ending September 2023, there was no revenue recognized from these two installations as not many procedures had been performed as of the end of the period.

Results of Operations

Nine months ended September 30, 2023, as compared to Nine months ended September 30, 2022

Revenues. We had revenues of $4.5 million for the nine months ended September 30, 2023 (comprising of $4.4 million of system sales revenue and $0.1 million of warranty sales), as compared to $0 for the nine months ended September 30, 2022. This increase in revenue was due to the sale of nine surgical robotic systems during this nine-month period ended September 30, 2023 whereas there were no sales in the corresponding period the prior year. Due to application of ASC606, as of September 30, 2023, the sum of $1.3 million stands transferred to unrealized deferred revenue and due to this adjustment, the revenues, and gross and net profitability for the nine-month) period ended September 30, 2023 is reflected less to the extent of this unrealized deferred revenue.

Salaries, Payroll and Compensation Expense. We had salary, payroll and stock compensation expenses of $3.8 million and $0.82 million during the nine months ended September 30, 2023 and September 30, 2022, respectively. This includes compensation for the management staff and stock-based compensation expenses related to the Company’s Incentive Plan. The increase in Salaries, Payroll and Compensation Expense was due to increased labor requirements to support our increased commercial operations which were non-existent in the corresponding period of the prior year.

General and Administrative Expenses. We incurred $1.6 million and $0.33 million in general and administrative expenses during the nine months ended September 30, 2023, and September 30, 2022, respectively. General and administrative expenses include marketing expenses, and travel expenses, legal and other professional expenses related to the Company’s filings as a public company with the SEC. The increase in General and Administrative Expenses resulted from the commencement of full commercial operations leading to increased marketing operations, business related travel expenses, compliance and related legal costs.

Other Income/Expenses. We incurred $0.18 million in other expenses/income for the nine months ended September 2023, as compared to $0.11 million in other income during the nine months ended September 30, 2022. Other expenses consisted of interest expense related to bank overdraft.

Net Loss. We incurred a net loss of $4.8 million for the nine months ended September 30, 2023, as compared to a net loss of $1.0 million for the nine months ended September 30, 2022.

Year ended December 31, 2022, as compared to year ended December 31, 2021

Revenues.  We had no revenues during the years ended December 31, 2022 and December 31, 2021.

Research and Development Expenses: Research and development expenses during the year ended December 31, 2022 were $72,959 as compared to $1,000 for the year ended December 31, 2021. Research and development expenses reflect continuing development work on the Company’s prototype robotic system at its facilities at UCF’s incubator in Orlando, Florida.

Compensation Expense. We had compensation expenses of $1.1 million and $947,237 during year ended 2022 and 2021, respectively. This includes compensation for the management staff and stock-based compensation expense related to the Incentive Plan.

General and Administrative Expenses. We incurred $1.2 million in general and administrative expenses during the year ended December 31, 2022, as compared to $458,801 for the year ended December 31, 2021. General and administrative expenses include legal and other professional expenses related to the Company’s filings as a public company with the SEC.

Other Income (Expenses). We have earned $234,594 during the year ended 2022 as compared to $118 during 2021. The increase in other income is primarily the result of origination fees on notes.

Net Loss. We incurred a net loss of $2.2 million for 2022 as compared to a net loss of $1.48 million for 2021. The increase in net loss from 2022 to 2021 is primarily a result of the increase in consulting fees, payroll expenses, and compensation expenses.

Liquidity and Capital Resources

To date we have funded our operations primarily through the sale of equity and equity-linked securities, revenues from the sale of our surgical robotic systems and working capital bank overdraft. Through September 30, 2023, we raised an aggregate of $17.87 million of gross proceeds from the sale of our securities and $1.29 million from working capital bank overdraft. As of September 30, 2023, we had cash and cash equivalents of $ 6.6 million. Our net loss was $4.8 million, $2.21 million and $1.48 million for the nine months ended September 30, 2023 and the years ended December 31, 2022 and 2021, respectively. Since our inception, we have incurred losses and negative cash flows from operations and expect these conditions to continue for the foreseeable future.

The Company expects to require substantial funds for scaling up its operations, for incurring capital expenditure to have its own in-house machining and tooling capacity, to expand its business globally and to continue to finance its research and development work in the field of surgical robotics.

Cash Flows used in Operating Activities

During the nine months ended September 30, 2023, net cash used by operating activities was $13,831,054 resulting from our net loss of $4,822,406 partially offset by non-cash charges of $1,587,581 primarily driven by depreciation, stock compensation expense and translation adjustment. During the nine months ended September 30, 2023, we also had cash used in net operating assets and liabilities, to the extent of $10,596,231 primarily driven by increases in prepaid expenses and other current assets to the extent of $12,723,129 including the fixed deposits provided to bank to secure the working capital facilities thereagainst and an increase in accounts payable and accrued expenses to the extent of $2,126,898.

During the nine months ended September 30, 2022, net cash used by operating activities was $303,711, resulting from our net loss of $1,040,525, partially offset by non-cash expenses of $819,732. During the same period, we also had cash invested in our operating assets and liabilities of $89,782 primarily due to decreases in accounts payable and contract liabilities.

Cash Flows from Investing Activities

During the nine months ended September 30, 2023, we had net cash used in investing activities of $4,946,786, investment in $877,403 in purchase of equipment, as well as our loans and advances and long term receivables of $4,069,383.

During the nine months ended September 30, 2022, we had no cash flows from investing activities activity.

Cash Flows from Financing Activities

During the nine months ended September 30, 2023, we had net cash provided by investing activities of $24,022,701, including $6,118,214 in proceeds from bank overdraft including bank overdraft against fixed deposits, $446,188 in securities offering, $12,360 in repayment of warrants, $22,980,000 in proceeds from notes converted, $50,000 in proceeds from options exercised, as well as our recapitalization of $4,594,341 and repayment of notes to the extent of $1,000,000.

During the nine months ended September 30, 2022, we generated $412,080 from a private securities offering.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant estimates included deferred revenue, costs incurred related to deferred revenue, the useful lives of property and equipment and the useful lives of intangible assets.

Income Taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes.  Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.  Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year.  In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies.  If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.  Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of ASC 740.

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recently Issued Accounting Pronouncements

Compensation—Stock Compensation

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” that provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The new guidance became effective for the Company on January 1, 2018 and was applied on a prospective basis, as required. The adoption of this standard did not have an impact on the financial statements or the related disclosures.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing GAAP for sales-type leases, direct financing leases and operating leases. Unlike current guidance, however, a lease with collectability uncertainties may be classified as a sales-type lease. If collectability of lease payments, plus any amount necessary to satisfy a lessee residual value guarantee, is not probable, lease payments received will be recognized as a deposit liability and the underlying assets will not be derecognized until collectability of the remaining amounts becomes probable. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted, and must be adopted using a modified retrospective transition. The Company did not adopt the standard effective January 1, 2019, utilizing the lessor practical expedient. On November 15, 2019, the FASB issued ASU 2019-10 which amended the effective dates for ASC 842, to give implementation relief. Under the FASB’s new framework, two “buckets” were defined, bucket 1 includes public companies that are SEC filers but excludes “Small Reporting Companies” (SRC’s). Bucket 2 includes all other entities, including SRC’s. Bucket 2 entities have to apply ASC 842 for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

Our directors and executive officers and their respective ages and titles are as follows:

Name	Age	Position(s) and Office(s) Held
Sudhir Srivastava, M.D.	75	Chairman, Chief Executive Officer and Director
Anup Kumar Sethi	58	Chief Financial Officer
Vishwajyoti P. Srivastava, M.D.	46	President, Chief Operating Officer – South Asia and Director
Barry F. Cohen	83	Chief Operating Officer – Americas and Director
Dr. Mylswamy Annadurai	65	Director
Dr. S.P. Somashekhar	50	Director

Set forth below is a brief description of the background and business experience of our directors and executive officers.

Sudhir Srivastava, M.D., joined the Company on April 14, 2023 as its Chairman, Chief Executive Officer and a director upon completion of the CardioVentures Merger. Dr. Srivastava founded Sudhir Srivastava Innovations Pvt. Ltd. (“SSI-India”), our Indian operating subsidiary in 2019 and has served as its Chairman, Managing Director and Chief Executive Officer since that time. SSI-India was founded with the objective of launching the development of an advanced, affordable, and accessible surgical robotic system that would benefit greater numbers of patients around the world. Dr. Srivastava completed his medical degree in India in 1971 and moved to the United States in 1972, where he underwent a residency in general surgery in St. Louis and further completed his training, including in cardiothoracic surgery, at the University of British Columbia Hospitals in Vancouver, Canada. He is double board certified by the American Board of Surgery and Thoracic Surgery. Dr. Srivastava, after moving to Texas to begin his practice in 1981, became heavily involved in advancing minimally invasive cardiac surgical approaches and robotic cardiac surgery procedures during his time in Texas. While in Texas, in 2002 Dr. Srivastava was the founding chairman of Alliance Hospital, which became one of the busiest robotic cardiac centers globally. In 2007, Dr. Srivastava joined the University of Chicago faculty and served as the Director of Robotic Cardiac Surgery to launch their program. In 2009, Dr. Srivastava moved to Atlanta, Georgia, and founded the International College of Robotic Surgery and launched the Robotic Revascularization Program at St. Joseph’s Hospital. While in the United States, he performed over 1,400 robotic cardiothoracic procedures and trained over 350 surgical teams from around the world. His passion and experience took him to various countries around the world, where he helped launch robotic cardiac surgery programs. Dr. Srivastava returned to India in 2011 to establish robotic surgery programs throughout the country during a time when robotic surgery was still nascent in India. He founded the International Centre for Robotic Surgery in Delhi, India, and trained surgeons in different specialties, introducing them to high-level robotic cardiac surgery procedures. Recognizing the high cost and limited access to robotic surgery in India, in 2012, Dr. Srivastava undertook the mission of developing an affordable system that would be technologically advanced, so that greater numbers of patients could benefit from robotic cardiac surgery in India and worldwide. His efforts led to the development of the SSi Mantra Surgical Robotic System by the SSi Companies Group, which was commercially introduced in August 2022. Dr. Srivastava is globally recognized as a pioneer and leader in robotic cardiac surgery and has received numerous awards worldwide for advancing the field.

Anup Kumar Sethi, joined the Company on April 14, 2023 as its Chief Financial Officer, upon completion of the Cardio Ventures Merger. Mr. Sethi has served as Chief Financial Officer of SSI-India since January 2023 and has been associated with SSI-India since 2018 on a consulting basis as a financial advisor. For over ten years prior thereto, he held senior management positions in well-established healthcare companies in India, including Fortis and International Oncology. With close to thirty years of overall experience and having worked in India, China, South Africa, and Nigeria, in organizations of various sizes belonging to a diverse range of industries like automotive tires manufacturing, textiles, digital media and healthcare delivery, Mr. Sethi is very well adapted to building and working with multi-faceted, multi-cultural teams. Mr. Sethi has a FCMA qualification (Fellow Member of Institute of Cost Accountants of India), an Associate membership of CPA, Australia, and a Certified Financial Planner (CFP) certification from the Financial Planning Standards Board, with hands-on experience in leading teams in the functional areas of corporate finance, strategy, accounting, compliance and business development.

Vishwajyoti P. Srivastava, M.D., joined the Company on April 14, 2023 as its President, Chief Operating Officer – South Asia and a director upon completion of the CardioVentures Merger. Dr. Srivastava joined SSI - India as President and Chief Operating Officer for South Asia in November 2020. Prior to that, he served as President of OMNI 3DHD from January 2018 to November 2020, where he led the development of a secondary 3D Visualization System that was designed with the objective of giving 3D vision to the entire robotic surgical team. In 2015, Dr. Srivastava served as the COO of a Miami based health and wellness startup, Reshape Inc., that developed an online platform for healthy living initiatives. Dr. Srivastava was also instrumental in the creation of the International College of Robotic Surgery in Atlanta, Georgia, in 2009 as well as the International Centre for Robotic Surgery in New Delhi, India, in 2011. Dr. Srivastava has been deeply involved in the field of surgical robotics since 2008, covering the wide spectrum of clinical applications, teaching and training, tele-mentoring platforms, web-based surgeon didactic training modules, digital media and marketing. Dr. Srivastava graduated from Saint James School of Medicine in Anguilla, receiving his M.D. degree in August 2020. Dr. Srivastava also holds a B.A. in International Studies with a focus on South Asia from the University of Washington in Seattle that he received in 1999. Dr. Srivastava completed all his premedical requirements at Columbia University’s Post Baccalaureate Program in New York City, graduating in 2003. He is fluent in English, Hindi and French.

Barry F. Cohen co-founded the Company (then known as Avra Medical Robotics, Inc.) and served as its Chief Executive Officer and a director from February 4, 2015 until completion of CardioVentures Merger on April 14, 2023, when he assumed the position of Chief Operating Officer-Americas and continued as a director. Between 2006 and 2008, Mr. Cohen was a private investor and founded AVRA Surgical, Inc., a medical technology company. Prior to founding the Company, Mr. Cohen was a director of Dualis Med-Tech from 2012 to 2014 and was a director of AvraMiro GmbH from 2009 to 2014 and Avra Surgical Robotics, Inc. since 2011, which is currently inactive. From approximately 1979 to 1983 he served as director of Synalloy Corp., a manufacturer of pipe, piping systems and specialty chemicals after which he was appointed to serve as President from 1984 to 1985. Mr. Cohen also served as Chairman of the Executive Board of Wolverine Technologies, Inc., a NYSE listed company from 1979 to 1983 and President of Barry F. Cohen & Co., an NASD member from 1983 to 1999. Mr. Cohen has over fifty years’ experience in managing private and public industrial companies, and forty-seven years’ experience as a securities executive.

Dr. Mylswamy Annadurai joined the Company as a director on July 30, 2023. Dr. Annadurai is a distinguished space scientist of international repute, who has been involved in the Indian space program for over forty years, approximately thirty-six of which (1982-2018) were spent in various positions with the Indian Space Research Organization (“ISRO”), most recently as Director of the ISRO Satellite Center from April 2015 to July 2018. During that period, he was responsible for overseeing the development, manufacture and launch of twenty-nine satellites. Prior thereto, he also served as Program Director of Indian Remote Sensing and Small Satellite Program at ISRO from 2011-2015, where among other matters, he was responsible for overseeing ISRO’s Mars Orbiter Mission and as Project Director of India’s firs lunar mission, Chandarayaan-1, from 2004-2010. From August 2018 until March 2022, Dr. Annadurai served as Chairman of the National Design and Research Forum and from October 2018 to March 2023, he served as Vice President of the Tamilnadu State Council for Science and Technology. Since May 2019. Dr. Annadurai has been serving as Chairman of the Aerospace Committee of the Southern India Chamber of Commerce and Industries in Chennai and since March 2021, as a director of Moon Land Technologies Pvt. Ltd. Since February 2023, he is also serving as a Trustee Member of the India Trustee Board of the America-India Foundation. Dr. Annadurai has received numerous awards from the Indian government, ISRO, international space organizations, academic institutions and professional bodies and societies. Dr. Annadurai holds B.E. (ECE), M.E. (Applied Electronics) and Ph.D. degrees from Anna University.

Dr. S.P. Somashekhar joined the Company as a director on July 30, 2023. Dr. Somashekhar is a highly respected surgical oncologist and one of the first physicians to employ robotic surgery in India. Since January 2022, he has been affiliated with the Aster Group of Hospitals in India, where he serves as Global Director of the Aster International Institute of Oncology and Head of Department and Lead Consultant in Surgical and Gynecological Oncology and Robotic Surgery. He also serves as Chairman of the Medical Advisory Board for Aster DM Healthcare. For over twenty years prior to joining Aster, he was affiliated with Manipal Hospitals in Bengaluru, most recently as Head of Department of Surgical Oncology and Chairman of the Surgical Oncology Advisory Board. Dr. Somashekhar has served in a number of teaching positions, significant experience in conducting clinical studies, authored numerous medical papers and articles and received multiple awards in the medical field. He holds an M.B.B.S. degree from Mysuru University, an M.S. in General Surgery from the Sheth K.M. School of Postgraduate & Research in Ahmedabad, and an MCh in Oncosurgery from the Gujarat Cancer & Research Institute in Ahmedabad. He is also a Fellow of the Royal College of Surgeons (Edinburgh).

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders and until a successor is appointed and qualified, or until their removal, resignation, or death.  Executive officers serve at the pleasure of the board of directors.

Family Relationships

Dr. Sudhir Srivastava and Dr. Vishwajyoti P. Srivastava are father and son. There are no other familial relationships among our officers and directors.

Board Diversity

Our board presently consists of at least one “Diverse” board member as that term is defined under Rule 5605(f)(1) of the Nasdaq Listing Rules. Our policy regarding board composition is to select knowledgeable individuals who are committed to a diverse, equitable, and inclusive environment. To this end, and in accordance with the requirements of any national stock exchange on which our shares may trade in the future, and subject to any applicable phase-in period, the Company may at such time require the board to be comprised of at least two Diverse board members including at least one who self-identifies as female, and at least one who self-identifies as an underrepresented minority or LGBTQ+. Our priority is to select diverse board members who will further the interests of our stockholders through his or her established record of accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, and understanding of the competitive landscape in which we operate.

Board Committees and Independence

Subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will consist of three independent directors. Our board of directors has determined that Dr. Annadurai and Dr. Somashekhar are “independent” within the meaning of the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market. Prior to effectiveness of this registration statement of which this prospectus forms a part, the board of directors will be expanded to consist of a majority of independent directors.

In addition, at least one of our independent directors will need to qualify as an “audit committee financial expert” as the term is defined by the applicable rules and regulations of the SEC and the Nasdaq Stock Market listing standards, based on his business and management experience. At the time of the listing of our common stock for trading on the Nasdaq Capital Market, we will be required to certify to the Nasdaq Stock Market, that our audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Audit Committee

The audit committee assists our board of directors in its oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements, including (a) the quality and integrity of the Company’s financial statements; (b) the Company’s compliance with legal and regulatory requirements; (c) the independent auditors’ qualifications and independence; and (d) the performance of our Company’s internal audit functions and independent auditors, as well as other matters which may come before it as directed by the board of directors. Further, the audit committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

●	be responsible for the appointment, compensation, retention, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

●	discuss the annual audited financial statements and the quarterly unaudited financial statements with management and the independent auditor prior to their filing with the SEC in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

●	review with the Company’s financial management on a periodic basis (a) issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; and (b) the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

●	monitor the Company’s policies for compliance with federal, state, local and foreign laws and regulations and the Company’s policies on corporate conduct;

●	maintain open, continuing and direct communication between the board of directors, the audit committee and our independent auditors; and

●	monitor our compliance with legal and regulatory requirements and shall have the authority to initiate any special investigations of conflicts of interest, and compliance with federal, state and local laws and regulations, including the Foreign Corrupt Practices Act, as may be warranted.

Compensation Committee

The compensation committee aids our board of directors in meeting its responsibilities relating to the compensation of the Company’s executive officers and to administer all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants. Further, the compensation committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

●	review periodically the Company’s philosophy regarding executive compensation to (a) ensure the attraction and retention of corporate officers, (b) ensure the motivation of corporate officers to achieve the Company’s business objectives, and (c) align the interests of key management with the long-term interests of our stockholders;

●	review and approve corporate goals and objectives relating to Chief Executive Officer compensation and other executive officers of SSi and its subsidiary companies;

●	make recommendations to the board of directors regarding compensation for non-employee directors, and review periodically non-employee director compensation in relation to other comparable companies and in light of such factors as the compensation committee may deem appropriate; and

●	review periodically reports from management regarding funding the Company’s pension, retirement, long-term disability and other management welfare and benefit plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee recommends to the board of directors individuals qualified to serve as directors and on committees of the board of directors to advise the board of directors with respect to the board of directors composition, procedures and committees to develop and recommend to the board of directors a set of corporate governance principles applicable to the Company; and to oversee the evaluation of our board of directors and management.

Further, the nominating and corporate governance committee, to the extent it deems necessary or appropriate, among its several other responsibilities shall:

●	recommend to the board of directors and for approval by a majority of independent directors for election by stockholders or appointment by the board of directors as the case may be, pursuant to our bylaws and consistent with the board of directors’ criteria for selecting new directors;

●	review the suitability for continued service as a director of each member of the board of directors when his or her term expires or when he or she has a significant change in status;

●	review annually the composition of the board of directors and to review periodically the size of the board of directors;

●	make recommendations on the frequency and structure of board of directors’ meetings or any other aspect of procedures of the board of directors;

●	make recommendations regarding the chairmanship and composition of standing committees and monitor their functions;

●	review annually committee assignments and chairmanships;

●	recommend the establishment of special committees as may be necessary or desirable from time to time; and

●	develop and review periodically corporate governance procedures and consider any other corporate governance issue.

Code of Ethics

We have adopted a Code of Ethics that applies to employees, including our principal executive officer, principal financial officer and/or persons performing similar functions.

Board of Directors Role in Risk Oversight

Members of the board of directors have periodic meetings with management and the Company’s independent auditors to perform risk oversight with respect to the Company’s internal control processes. The Company believes that the board’s role in risk oversight does not materially affect the leadership structure of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Chief Executive Officer and our other executive officers for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (#)		Option Awards (#)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sudhir Srivastava, M.D. Chairman and Chief Executive Officer(1)	2023	600,000	0	0		2,536,776	(2)		(2)	0	0	205,992	805,992

Anup Kumar Sethi Chief Financial Officer(3)	2023	167,197	0	845,592	(4)	0		0		0	0	578	167.775

Vishwajyoti P. Srivastava, M.D. President and Chief Operating Officer – South Asia(5)	2023	200,000	0	0		845,592	(2)		(2)	0	0	9623	209,623

Barry F. Cohen	2023	128,000	0	0		845,592	(2)		(2)	0	0		128,000
Chief Operating Officer-Americas(6)	2022	292,700	0	206,00	(7)	540,000	(8)	358,429	(8)	0	0	0	651,129
	2021	0	0	0		0		0		0	0	0	0

(1)	Sudhir Srivastva became our Chairman and Chief Executive Officer on April 14, 2023, upon completion of the Cardio Ventures Merger.

(2)	Represents an option to purchase common stock granted under our Incentive Plan. The option vests in five equal annual installments commencing upon the date of grant and expires five years from the date of grant.

(3)	Mr. Sethi became our Chief Financial Officer on April 14, 2023, upon completion of the Cardio Ventures Merger.

(4)	Represents a grant of restricted shares of our common stock awarded under our Incentive Plan. The grant vests in five equal annual installments commencing upon the date of grant.

(5)	Dr. Vishwajyoti Srivastava became our President and Chief Operating Officer – South Asia on April 14, 2023, upon completion of the CardioVentures Merger.

(6)	Barry F. Cohen served as our Chairman and Chief Executive Officer from founding of the Company on February 4, 2015 until completion of the Cardio Ventures Merger on April 14, 2023, when he stepped down from those positions and assumed the position of Chief Operating Officer – Americas.

(7)	Represents a grant of restricted shares of our common stock awarded under our Incentive Plan, which vested in full on the date of grant.

(8)	Represents option to purchase common stock granted under our Incentive Plan, which option vested in full on the date of grant.

Employment Agreements

The Company, through Otto Pvt. Ltd., a wholly owned subsidiary, is party to employment agreements with each of Dr. Sudhir Srivastava, Anup Kumar Sethi and Dr. Vishwajyoti P. Srivastava. Dr. Sudhir Srivastava’s employment agreement is for a five-year period expiring in November 2024 and provides for an annual base salary of $600,000. Mr. Sethi’s employment agreement is for a five-year (5-year) period expiring in January 2028 and provides for an annual base salary of $175,000. Dr. Vishwajyoti P. Srivastava’s employment agreement is for a five-year period expiring in September 2026 and provides for an annual base salary of $200,000. Each of the employment agreements contain customary confidentiality, assignment of proprietary rights, non-competition and non-solicitation provisions.

Through December 2022, the Company was party to an employment agreement with Barry F. Cohen, its then Chairman and Chief Executive Officer, which had a term expiring on June 30, 2024 and provided for a base salary of $15,000 per month. The employment agreement also provided for reimbursement of other reasonable business expenses incurred by Mr. Cohen in the performance of his duties and contained confidentiality and non-competition provisions. In December 2022, in contemplation of completion of the CardioVentures Merger, the board cancelled the employment agreement with Mr. Cohen and in return paid him the balance of payments due per such agreement through the end of its term.

Upon completion of the CardioVentures Merger on April 14, 2023, the Company entered into a new employment agreement for a three-year period expiring in April 2026, which provides for an annual base salary of $180,000. The employment agreement also provides for reimbursement of other reasonable business expenses incurred by Mr. Cohen in the performance of his duties and contains customary confidentiality, assignment of proprietary rights, non-competition and non- solicitation provisions.

Outstanding Equity Awards at Fiscal Year-End Table

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each of our executive officers outstanding as of December 31, 2023, the end of our last completed fiscal year.

	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price		Option Expiration Date	Number of shares that have not vested	Market value of shares of stock that have not vested**
Sudhir Srivastava, M.D.	507,355	2,029,421		$5.00	Nov 27, 2028
Anup Kumar Sethi			$			676,474	5,249,435
Vishwajyoti P. Srivastava	169,118	676,474		$5.00	Nov 27, 2028
Barry F. Cohen	169,118	676,474		5.00	Nov 27, 2028
	75,000	75,000		$10.00	Dec 1, 2024

*	The volume weighted average exercise price per share for all options awarded is $ 5.14.

**	Based on market price of $7.76 per share on the grant date

The above are options to purchase common stock granted under our Incentive Plan.  The options vest in five equal annual instalments commencing upon the date of grant and expire five years from the date of grant.

Compensation of Directors Table

The table below summarizes all compensation paid to our directors for the year ended December 31, 2023, our last completed fiscal year.

	DIRECTOR COMPENSATION
Name	Fees Earned or paid in Cash ($)	Stock Awards(1) ($)		Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sudhir Srivastava, M.D.	600,000			2,536,776	0	0	205,992	805,992
Vishwajyoti P. Srivastava, M.D.	200,000			845,592	0	0	9,623	209,623
Barry F. Cohen	128,000			845,592	0	0	0	128,000
Dr. Mylswamy Annadurai	0			0	0	0	0	0
Dr. S.P. Somashekhar	0	116,348	*	0	0	0	0	0

*	Represents a grant of restricted shares of our common stock awarded under our Incentive Plan. The grant has fully vested as of December 31, 2023.

(1)	Represents a grant of restricted shares of our common stock awarded under our Incentive Plan. The option grant vests in five equal annual instalments commencing upon the date of grant.

(2)	Represents an option to purchase common stock granted under our Incentive Plan. The option vests in five equal annual instalments commencing upon the date of grant and expires five years from the date of grant.

Narrative Disclosure to the Director Compensation Table

The Company has not established a formal compensation arrangement for its non-employee directors but anticipates that they will initially be compensated with periodic grant of options under the 2016 Incentive Stock Plan, in the discretion of the board of directors. Non-employee directors are also reimbursed for travel and lodging expenses in connection with their attendance at in-person meetings of the board. When the Company is sufficiently capitalized, the Company may institute payment of cash directors’ fees to its non-employee directors in amounts to be determined at that time.

2016 Incentive Stock Plan

Our 2016 Incentive Stock Plan (the “Incentive Plan”) provides for equity incentives to be granted to our employees, executive officers or directors or to key advisers or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares as determined pursuant to the Incentive Plan, restricted stock awards, other stock-based awards, or any combination of the foregoing. The Incentive Plan is administered by the compensation committee, or alternatively, if there is no compensation committee, the board of directors. 8,831,005 shares of our common stock are currently reserved for issuance pursuant to the exercise of awards under the Incentive Plan. The number of shares so reserved automatically adjusts upward on January 1 of each year, so that the number of shares covered by the Incentive Stock Plan is equal to 10% of our issued and outstanding common stock. As of December 31, 2023, we have granted options to purchase 4,529,838 shares under the Incentive Plan, exercisable at prices ranging from $5.00 to $7.13 per share and awarded 4,301,167 shares in restricted stock grants.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of the date of December 31, 2023, the beneficial ownership of our common stock by (i) each director and executive officer; (ii) directors and executive officers as a group; (iii) each other five percent (5%) beneficial owner of our common stock.

The percentage ownership information shown in the table is based upon 170,711,881 shares of common stock outstanding as of December 31, 2023.  Unless otherwise stated, the address of the persons set forth in the table is c/o the Company.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws. In accordance with SEC rules, shares of our common stock which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within sixty (60) days of the date of this prospectus are deemed beneficially owned by the holders of such options and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

Names and addresses of beneficial owners	Number of shares of common stock	Percentage of class Before Offering (%)	Percentage of class After Offering (%)
Directors and executive officers
Sudhir Srivastava, M.D.(1)	120,128,489	70.37
Anup Sethi(4)	865,592	*
Vishwajyoti P. Srivastava, M.D.(2)	845,592	*
Barry F. Cohen(3)	9,422,546	5.52
Dr. Mylswamy Annadurai	0	-
Dr. S.P. Somashekhar(5)	232,696	*
All directors and executive officers as a group (six persons)(6)	131,494,915	77.03

5% or greater stockholders
Dr. Frederic H. Moll	10,274,293	6.02
4000 E. Denny Blaine Place Seattle, WA 98101

*	Less than 1%.

(1)	Includes (a) 117,559,713 shares held of record by Sushruta Pvt. Ltd. (“Sushruta”), a Bahamian holding company beneficially owned by Dr. Sudhir Srivastava; (b) 32,000 shares held by Sudhir Srivastava Innovations Pte. Ltd., a Singapore registered company beneficially owned by Dr Sudhir Srivastava; and (c) 2,536,776 shares issuable upon the exercise of vested stock options granted under our Incentive Plan. Sushruta also holds of record all 1,000 issued and outstanding Series A Preferred Shares, which entitle the holder to 51% of the total voting power of the Company.

(2)	Represents 845,592 shares issuable upon the exercise of vested stock options granted under our Incentive Plan.

(3)	Includes 920,592 shares issuable upon the exercise of stock options granted under the Incentive Plan.

(4)	Includes 676,474 stock awards which will be vesting over 4 years from the grant date.

(5)	Includes a grant of 116,348 restricted shares of our common stock awarded under our Incentive Plan. The grant has fully vested as of December 31, 2023.

(6)	Includes the items in footnotes (1) – (5) above.

Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

On April 15, 2023, the Company executed a Convertible Promissory Note (the “Line of Credit Note”) with Sushruta Pursuant to the Line of Credit Note, SPL, agreed, to make multiple advances to the Company, in its discretion, through December 31, 2023 (the “Maturity Date”), in an aggregate amount of up to $20.0 million for working capital purposes. The advances under the Line of Credit Note did not bear interest and were due and payable on or before the Maturity Date. SPL, had the option to convert the principal amount of any advance into shares of our common stock, at a conversion price of $0.74 per Share. As of September 27, 2023, $16,980,000 in advances were outstanding under the Line of Credit Note. On September 27, 2023, SPL exercised its option to convert the $16,980,000 in advances that were outstanding under the Line of Credit Note into 22,945,946 shares at the conversion price of $0.74 per Share.

Effective February 14, 2024, the Company sold $1,000,000 in principal amount of 7% Convertible One-Year Promissory Notes (the “Bridge Notes”) to two investors in a private transaction, one of whom was Sushruta. Interest on the Bridge Notes accrues at the rate of 7% per annum and is payable together with the principal amount on the maturity date, which is one year from issuance. At the option of the noteholder, the Bridge Notes may be converted at any time prior to maturity into Shares at a conversion price of $4.45, subject to adjustment for stock splits, stock dividends and similar recapitalization events.

The Company has sold two surgical robotic systems to Aster Hospitals group (one to Aster Hospitals Dubai and another to Aster CMI hospital, Bangalore, India). Dr. SP Somashekhar, a director of the Company, holds the positions of Chairman - Medical Advisory Board, Aster DM Healthcare - GCC & India and Global Director - Aster International Institute of Oncology - GCC & India.

Dr Sudhir Kumar Rawal, a director on the board of SSI India, a subsidiary of the Company, beneficially owns 477,084 restricted shares of our common stock awarded to him under the Incentive Plan towards his medical advisory and proctorship services for a period of five years. The grant has fully vested as of December 31, 2023.

We have granted stock options to certain of our executive officers. See “Executive Compensation — Outstanding Equity Awards at Year-End” above for a description of these stock options outstanding as of December 31, 2023.

Other than as described above, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Review, Approval and Ratification of Related Party Transactions

Prior to the date of this prospectus, we had not adopted formal policies and procedures for the review, approval or ratification of transactions with our executive officers, directors and significant stockholders.  However, upon effectiveness of the registration statement of which this prospectus forms a part, we will implement a formal policy whereby our executive officers, directors, beneficial holders of more than 5% of our outstanding common stock and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors, if it is inappropriate for our audit committee to review such transaction due to a conflict of interest.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our amended and restated certificate of incorporation and our bylaws require us to indemnify our directors to the fullest extent permitted by Florida law.

Information related to the independence of our directors is provided under the section titled “Directors, Executive Officers and Corporate Governance.”

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 (“shares”), and 5,000,000 shares of preferred stock, par value $0.0001. As of December 31, 2023, 170,711,881 shares of common stock and 1,000 shares of preferred stock, all of which are designated as shares of Series A Non-Convertible Preferred Stock (the “Series A Preferred Shares”), are issued and outstanding.

Common Stock

The shares of common stock presently outstanding are and the shares of common stock being offered and sold in the Offering, when paid for and issued as provided for in this prospectus, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders.  In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding.  The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions.

Holders of common stock are entitled to receive dividends, if and when declared by the board of directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

General

Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences and the number of shares constituting any series or the designation of such series.  While our Amended and Restated Articles of Incorporation and bylaws do not contain any provisions that may delay, defer or prevent a change in control, the issuance of preferred stock may have the effect of delaying or preventing a change in control or make removal of our management more difficult.

Series A Preferred Shares

The 1,000 issued and outstanding shares of preferred stock which are designated as the Series A Preferred Shares were issued to Sushruta, Dr. Sudhir Srivastava’s Bahamian holding company, in connection with the consummation of the April 14, 2023 CardioVentures Merger.

The Series A Preferred Shares vote together with shares of our common stock as a single class on all matters presented to a vote of stockholders, except as required by law and entitle the holder to exercise 51% of the total combined voting power of the Company, without regard to the number of shares of common stock outstanding. The Series A Preferred Shares are not convertible into common stock, do not have any dividend rights and do have a nominal liquidation preference. The Series A Preferred Shares also have certain protective provisions, such as requiring the vote of a majority of Series A Preferred Shares to change or amend their rights, powers, privileges, limitations and restrictions. The Series A Preferred Shares are automatically redeemed by the Company for nominal consideration at such time as the holder owns less than 50% of the shares issued to it in connection with the CardioVentures Merger.

Certain Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested stockholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (i) at least 20% but less than 33-1/3% of all voting power; (ii) at least 33-1/3% but less than a majority of all voting power; or (iii) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested stockholders of certain specified transactions between a public company and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company’s Amended and Restated Articles of Incorporation and Bylaws also authorize the Company to indemnify the Company’s Amended and Restated Articles of Incorporation and Florida law presently limit the personal liability of corporate directors for monetary damages , except where directors(i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived and improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Transfer Agent and Registrar

The Company has appointed VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 as transfer agent and registrar for its common stock. Shares of our common stock will be issued in uncertificated form only, except in limited circumstances.

Market Listing

Our common stock trades on the OTCPink tier of over-the-counter market under the symbol “SSII.” We have applied to list our common stock on the Nasdaq Capital Market under the symbol “SSII.” However, the trading market for our common stock is sporadic and extremely limited. No assurance can be given that such listing will be approved or that an active trading market will develop for the common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this Offering. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or IRS, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

We assume in this discussion that the shares of our common stock will be held as capital assets (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except as specifically provided below with respect to non-U.S. holders, or any non-U.S. tax consequences that may be relevant to holders in light of their particular circumstances. This discussion also does not address the special tax rules applicable to particular holders, such as

●	financial institutions;

●	brokers or dealers in securities or currencies, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations;

●	pension plans;

●	regulated investment companies, real estate investment trusts;

●	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

●	insurance companies;

●	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

●	entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and partners or other investors therein);

●	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

●	certain U.S. expatriates and certain former citizens or long-term residents of the United States.

In addition, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through partnerships or other entities which are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion of U.S. federal income tax considerations is for general information purposes only and is not tax advice. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

For the purposes of this discussion, a “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Distributions

As discussed above, we currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of our common stock in the foreseeable future. In the event that we do make distributions on our common stock to a U.S. Holder, those distributions generally will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “— Disposition of Our Common Stock.” Under current law, if certain requirements are met, a preferential U.S. federal income tax rate will apply to any dividends paid to the beneficial owner of our common stock who is an individual U.S. Holder and meets certain holding period requirements.

Distributions constituting dividends for U.S. federal income tax purposes that are made to U.S. Holders that are corporate stockholders may qualify for the dividends received deduction, or DRD, which is generally available to corporate stockholders. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied.

Disposition of Our Common Stock

Upon a sale or other taxable disposition of our common stock , a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common stock. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the common stock exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. Holders who recognize losses with respect to a disposition of our common stock should consult their own tax advisors regarding the tax treatment of such losses.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends (including constructive dividends) on the common stock and to the proceeds of a sale or other disposition of common stock paid by us to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. Holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

Tax Considerations Applicable to Non-U.S. Holders

Distributions

As discussed above, we currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of our common stock in the foreseeable future. In the event that we do make distributions on our common stock to a Non-U.S. Holder, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as described in “— U.S. Holders — Distributions.”

Any distribution (including constructive distributions) on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid (or constructive dividends deemed paid) to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “— Backup Withholding and Information Reporting” and “— Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Disposition of our Common Stock

Subject to the discussions below under the sections titled “— Backup Withholding and Information Reporting” and “— Foreign Accounts” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States; in these cases, the Non-U.S. Holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and if the Non-U.S. Holder is a corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

●	the Non-U.S. Holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the Non-U.S. Holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder, if any; or

●	our common stock constitutes a U.S. real property interest because we are, or have been at any time during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period for the common stock, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the Non-U.S. Holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the Non-U.S. Holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax considerations that could result if we are, or become, a “U.S. real property holding corporation.”

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise. A Non-U.S. Holder should consult his, her, or its own tax advisor regarding the U.S. federal estate tax consequences of the ownership or disposition of shares of our common.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions (including constructive distributions) on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends (or constructive dividends) on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable IRS Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Holder, or otherwise establishes an exemption. Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above under the heading “— Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends (including constructive dividends) on, and gross proceeds from the sale or other disposition of, our common stock if paid to a non-U.S. entity unless (a) if the non-U.S. entity is a “foreign financial institution,” the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations; (b) if the non-U.S. entity is a “non-financial foreign entity,” the entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity; or (c) the non-U.S. entity is otherwise exempt under FATCA.

Withholding under FATCA generally (1) applies to payments of dividends (including constructive dividends) on our common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a holder may be eligible for refunds or credits of the tax. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

Shares Available for Future Sales

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, the sale of a portion of our shares will be limited after this Offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions, lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of  December 31, 2023, upon the completion of this Offering,          shares of our common stock will be outstanding, assuming no exercise of the underwriters’ overallotment option, or          shares of our common stock will be outstanding, assuming and the underwriters’ over-allotment option is exercised in full.

Except for shares subject to lock-up agreement, substantially all of our outstanding shares will be freely tradable except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned the relevant shares of our common stock for at least six - months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock into the public markets provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock into the public markets without restriction.

A person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the affiliates, is entitled to sell within any three month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares, or approximately shares if the underwriters exercise their over-allotment option in full, immediately following this Offering, based on the number of shares of our common stock outstanding as of December 31, 2023; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 notice by such person with respect to such sale, if our class of common stock is listed on Nasdaq, the New York Stock Exchange, or the NYSE American.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up Agreements

See “Underwriting” for a detailed discussion.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Prime Executions, Inc., doing business as Freedom Capital Markets is acting as sole book running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions as set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Prime Executions, Inc., D/B/A Freedom Capital Markets
Total

The underwriters are committed to take and pay for all the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters have an option to buy up to an additional      shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Underwriting Discounts, Commissions, and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $[●] per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount and commission	$	$	$
Proceeds, before expenses, to us	$	$	$

We have also agreed to reimburse the underwriters for accountable expenses not to exceed $400,000. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriters’ out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $[●].

Underwriter Warrants

Upon the closing of this offering, we have agreed to issue to the underwriters warrants (“Underwriter Warrants”) to purchase 5% of the total number of shares of common stock sold in this offering (including the shares of common stock sold upon the underwriters’ exercise of the option to purchase additional shares). The Underwriter Warrants will have an exercise price equal to 110% of the public offering price set forth on the cover page of this prospectus (or $       per Underwriter Warrant), subject to standard anti-dilution adjustments for share splits and similar transactions. The Underwriter Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing six months after the effective date of the registration statement of which this prospectus forms a part and expiring five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8)(A). The Underwriter Warrants are also exercisable on a cashless basis. The Underwriter Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Except as permitted by Rule 5110(e)(1), the underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying the Underwriter Warrants, nor will any of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of sales under this prospectus. We have agreed to provide holders of the Underwriter Warrants one demand registration right at the Company’s expense, other than underwriting commissions incurred and payable by the holders, an additional demand registration right at the holder’s expense, and unlimited “piggy-back” registration rights at the Company’s expense with respect to the securities underlying the Underwriter Warrants. These registration rights apply to all of the shares of common stock issuable upon exercise of the Underwriter Warrants and shall expire on the fifth anniversary of the commencement of sales in this offering.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters have advised us that they do not intend to conduct any stabilization or over-allotment activities in connection with this offering. In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in our Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of Common Stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

●	the information set forth in this prospectus and otherwise available to the representatives;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriter, and should not be relied upon by investors.

Lock-Up Agreements

In connection with this offering, we, along with our directors and officers and certain other stockholders will enter into lock-up agreements with the underwriters or their representative, for a 180-day “lock-up” period, commencing from the closing of this offering, subject to specified exceptions, we and they will not offer, sell, pledge or otherwise dispose of these securities. Freedom Capital Markets, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect any of those liabilities.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriters have undertaken that they will not, directly or indirectly, offer or sell any securities or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time:

●	To any legal entity which is a qualified investor as defined in as defined under Article 2 of the Prospectus Regulation;

●	To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

●	In any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:

●	To any legal entity which is a qualified investor as defined in as defined under Article 2 of the UK Prospectus Regulation;

●	To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

●

In any other circumstances falling within Section 86 of the FSMA, provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In addition, in the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, or the Order or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer as that term is defined in Article 14(3)(a) of the DIFC Markets Law 2012 (as amended) and Rule 2.3 of the Markets Rulebook of the Dubai Financial Services Authority (“DFSA”). This prospectus Supplement is intended for distribution only to persons of a type specified in Rules 2.3.1(a) and 2.3.1(b) of the DFSA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Russian Federation

This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Kazakhstan

This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”) or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered shares, that each Qualified Investor will represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued shares; (iv) that the shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

United Arab Emirates Outside of the DIFC and the ADGM

This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This Prospectus Supplement will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this Prospectus Supplement constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Abu Dhabi Global Market (“ADGM”)

This Prospectus Supplement relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus Supplement. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by Lewis Brisbois Bisgaard & Smith LLP, Fort Lauderdale, Florida.  A partner of such firm beneficially owns shares of our common stock and holds options granted under the Incentive Stock Plan to purchase certain additional shares of our common stock. Certain legal matters in connection with this Offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration have so been included in reliance upon the report of BF Borgers CPA PC, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information respecting our Company and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules thereto.

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can be accessed free of charge through the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may access the registration statement of which this prospectus is a part at the SEC’s Internet site.

We make available through our website, free of charge, copies of our SEC filings as soon as reasonably practicable after we electronically file or furnish them to the SEC on our Internet site, www.ssinnovations.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of AVRA Medical Robotics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AVRA Medical Robotics, Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2021

Lakewood, CO

March 31, 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of AVRA Medical Robotics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AVRA Medical Robotics, Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2021

Lakewood, CO

March 31, 2023

AVRA MEDICAL ROBOTICS, INC.

BALANCE SHEETS

AS OF DECEMBER 31,

	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,351,364	$405,774
Other prepaid expenses and deposit	$8,678	$2,291
Notes Receivables – Acquisition	$3,000,000	$-
Total Current Assets	$4,360,042	$408,065

EQUIPMENT:
Equipment	$98,592	$98,592
Accumulated depreciation	$(87,193)	$(78,050)
Total Equipment, net	$11,399	$20,542

TOTAL ASSETS	$4,371,441	$428,607
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$-	$124,581
Accrued compensation	$-	$-
Accrued expenses	$5,700	$17,700
Accrued interest	$45,529	$-
Notes payable - related party	$4,000,000	$145,000
Promissory notes	$-	$-
Total Current Liabilities	$4,051,229	$287,281
Commitments and contingencies (see Note 8)

STOCKHOLDERS’ EQUITY:

Preferred stock, 5,000,000 shares authorized, $.0001 par value, non-issued or outstanding	-	-
Common stock, 100,000,000 shares authorized, $.0001 par value, 53,887,738 and 37,848,905 issued and outstanding at December 31, 2022 and December 31, 2021 respectively	$5,389	$3,785
Common stock Issuable, 0 and 4,265,295 shares, $.0001 par value at December 31, 2022 and December 31, 2021, respectively	$-	$458,519
Additional paid in capital	$11,005,895	$8,183,082
Treasury stock	$-	$(26,000)
Accumulated deficit	$(10,691,071)	$(8,478,060)
Total Stockholders’ Equity	320,213	$141,326
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,371,441	$428,607

The accompanying notes are an integral part of these financial statement

AVRA MEDICAL ROBOTICS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2022	2021

Revenue	$-	$-

OPERATING EXPENSES
Research and Development	$72,959	$1,000
Compensation Expense	$1,135,468	$947,237
General and Administrative	$1,239,179	$458,801
Total Operating Expenses	$2,447,606	$1,407,038

OTHER INCOME AND (EXPENSES)
Investment Loss	$-	$(77,392)
Interest Earned	$148	$118
Interest Expenses	$(45,529)	$-
Origination Fees	$279,975	$-
Total Other Income and (Expenses), net	$234,594	$(77,274)

Loss before income tax taxes	$(2,213,012)	$(1,484,313)

Provision for Income Tax	$-	$-

NET LOSS	$(2,213,012)	$(1,484,313)

Loss per common share - basic and diluted	(0.05)	(0.05)

Weighted average common shares outstanding - basic and diluted	40,878,824	28,480,973

The accompanying notes are an integral part of these financial statements.

AVRA MEDICAL ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2022	2021

CASH FLOWS OPERATING ACTIVITIES:
Net loss	$(2,213,012)	$(1,484,313)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	$9,143	$18,787
Stock compensation expense	$865,468	$767,237
Stock issued for services	$-	$1,107,500
Investment loss	$-	$77,392
Changes in operating assets and liabilities:
Other prepaid expenses and deposit	$(6,387)	-
Accounts payable and accrued expenses	$(91,052)	$(849,637)
Net Cash Used in Operating Activities	$(1,435,841)	$(363,034)

INVESTING ACTIVITIES:
Notes Receivables - Acquisition	$(3,000,000)	$-
Investment in Avra Air LLC	$-	$38,150
Net Cash Used in Investing Activities	$(3,000,000)	$38,150

FINANCING ACTIVITIES:
Repayment of Promissory note	$(145,000)	$-
Proceeds from 7% convertible Promissory note	$4,000,000
Proceeds from private placement	$-	$315,200
Proceeds from exercise of stock options	$-	$12,900
Proceeds from securities offering	$1,500,431	$267,850
Treasury stock	$26,000	$(26,000)
Net Cash Provided by Financing Activities	$5,381,431	$569,949

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	$(945,590)	$245,065

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	$405,774	$160,709

CASH AND CASH EQUIVALENTS - END OF YEAR	$1,351,364	$405,774
Supplemental information of non-cash investing and financing activities:
Non-cash investing activities:
Cash received for interest	$-	$118
Non-cash financing activities:
Related party note payable converted into common stock	$-	$50,000
Reduction of account payable and equipment	$-	$9,543

The accompanying notes are an integral part of these financial statements.

AVRA MEDICAL ROBOTICS, INC.

STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	Capital	Deficit	Equity
BALANCE AT DECEMBER 31, 2020	25,721,971	$2,572	289,697	$100,925	$6,021,201	$(6,993,747)	$(869,049)
Stock based compensation expense	7,413,990	$741	-	$-	$862,107	$-	$862,849
Common stock issuable for services	-	$-	4,745,196	$869,668	$-	$-	$869,668
Conversion of debt to equity	384,615	$38	-	$-	$49,961	$-	$50,000
Security Offerings	1,120,000	$112	-	$-	$146,161	$-	$146,273
Stock issued for services	210,000	$21	-	$-	$276,676	$-	$276,697
Private Placement	2,229,231	$223	-	$-	$314,977	$-	$315,200
Treasury stock	-	$-	-	$-	$-	$-	$(26,000)
Common stock issued	769,598	$77	(769,598)	$(512,075)	$511,998	$-	0
Net loss	-	$-	-	$-	$-	$(1,484,313)	$(1,484,313)
BALANCE AT DECEMBER 31, 2021	37,849,405	$3,785	4,265,295	$458,519	$8,183,082	$(8,504 ,060)	$141,326
Stock based compensation expense		$-	-	$-	$679,611	$-	$679,611
Common stock issuable for services	240,270	$24	(718,212)	$(125,599)	$72,057	$-	$(53,518)
Treasury stock	-	$-	-	$-	$-	$26,000	$26,000
Common stock issued	15,798,063	$1,580	(3,547,082)	$(332,919)	$2,071,146	$-	$1,739,806
Net loss	-	$-	-	$-	$-	$(2,213,012)	$(2,213,012)
BALANCE AT DECEMBER 31, 2022	53,887,738	5,388	-	$-	11,005,896	$(10,691,071)	$320,213

The accompanying notes are an integral part of these financial statements.

AVRA MEDICAL ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – FINANCIAL STATEMENTS

Organization

AVRA Medical Robotics, Inc. (the “Company” or “AVRA”) was incorporated as AVRA Surgical Microsystems, Inc. in the State of Florida on February 4, 2015. Effective November 5, 2015, the Company’s corporate name was changed to AVRA Medical Robotics, Inc. The Company was established to develop advanced medical surgical devices. The Company is structured to invest in four principal areas – surgical robotic systems, surgical tools, implantable devices and surgical robotic training.

Basis of Presentation

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The Company is a development-stage enterprise devoting substantial efforts to establishing a new business, financial planning, raising capital, and research into products which may become part of the Company’s product portfolio. The Company has not realized sales through December 31, 2021. A development stage company is defined as one in which all efforts are devoted substantially to establishing a new business and, even if planned principal operations have commenced, revenues are insignificant.

Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. At December 31, 2022, the Company’s stockholders’ equity was $320,231 which raises substantial doubt about the Company. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The management of the Company is making efforts to raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company regularly evaluates estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made by management.

Cash and Cash Equivalents

The Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its principal cash balance in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2022 and 2021, $0 and $147,460, respectively, were in excess of the FDIC insured limit.

Equipment

Equipment is recorded at cost and depreciated using the straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are as follows:

Equipment -5 years straight-line

The Company originally purchased medical equipment for a total cost of $75,000 which was 100% financed by the seller. After making several payments, the Company settled with the vendor due to issues with the equipment and was relieved of the $25,000 balance owed as of first quarter 2020. The total amount paid of $50,000 represents the actual cost. During the year 2022, there is no addition.

Long-lived Assets

In accordance with ASC 360, “Property Plant and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to : significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset and current expectation that the asset will more than likely not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the discounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain circumstances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Stock Compensation Expense

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with Accounting Standards Codification (“ASC”) Topic 505, “Equity.” Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by ASC Topic 505.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740 “Income Taxes.” Under ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company applies the provisions of ASC Topic 740-10-05 “Accounting for Uncertainty in Income Taxes.” The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Basic and Diluted Loss per Share

In accordance with ASC Topic 260 “Earnings Per Share,” basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share gives effect to dilutive convertible securities, options, warrants and other potential common stock outstanding during the period, only in periods in which such effect is dilutive. The Company only has stock options and convertible promissory notes that may be converted to outstanding potential common shares.

Research and Development Costs

In accordance with ASC Topic 730 “Research and Development”, with the exception of intellectual property that is purchased from another enterprise and have alternative future use, research and development expenses are charged to operations as incurred.

Fair Value of Financial Instruments

Our financial instruments consist principally of accounts receivable, amounts due to related parties and promissory notes payable. The carrying amounts of cash and cash equivalents and promissory notes approximate fair value because of the short-term nature of these items.

Recent Accounting Pronouncements

Compensation- Stock Compensation

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” that provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The new guidance became effective for the Company on January 1, 2018 and was applied on a prospective basis, as required. The adoption of this standard did not have an impact on the financial statements or the related disclosures.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing GAAP for sales-type leases, direct financing leases and operating leases. Unlike current guidance, however, a lease with collectability uncertainties may be classified as a sales-type lease. If collectability of lease payments, plus any amount necessary to satisfy a lessee residual value guarantee, is not probable, lease payments received will be recognized as a deposit liability and the underlying assets will not be derecognized until collectability of the remaining amounts becomes probable. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted, and must be adopted using a modified retrospective transition. The Company did not adopt the standard effective January 1, 2019, utilizing the lessor practical expedient. On November 15, 2019, the FASB issued ASU 2019-10 which amended the effective dates for ASC 842, to give implementation relief. Under the FASB’s new framework, two “buckets” were defined, bucket 1 includes public companies that are SEC filers but excludes “Small Reporting Companies” (SRC’s). Bucket 2 includes all other entities, including SRC’s. Bucket 2 entities have to apply ASC 842 for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2022.

NOTE 3 – INVESTMENT

Investment in Avra Air- LLC was reduced by $12,150 in the second quarter of 2021 as a result of an investor’s follow-on investment. An impairment charge of $77,392 was then taken in the last quarter of 2021. As the $26,000 remaining balance was paid for in the original investment using Avra Medical shares this remaining balance is considered a buy-back of Avra Medical common shares and are thus treated as treasury shares shown in the equity section of the balance sheet. This results in a $0 cost on the books for this investment.

NOTE 4 – NOTES PAYABLE – RELATED PARTY

On September 22, 2021, the Company’s CEO, converted a total of $50,000 of notes payable into 384,615 shares of common stock.

NOTE 5 – PROMISSORY NOTES

During the years ended 2021 and 2022, 1,175,000 and zero warrants with a price of $0.78 per warrant for 2021, were valued at $912,489 and $0.00 using a black-scholes pricing model and expensed as stock compensation, respectively.

NOTE 6 – MERGER

On August 5, 2022, AVRA entered into a non-binding letter of intent with Dr. Sudhir Srivastava (“Dr. Sudhir”), Cardio Ventures Pvt. Ltd., a Bahamian private limited company of which Dr. Sudhir is the sole stockholder(“Cardio”), Otto Pvt, Ltd., a Bahamian private limited company and direct subsidiary of Cardio (“Otto”) and Sudhir Srivastava Innovations Pvt. Ltd., an Indian private limited company and indirect subsidiary of Cardio (“SSI,” and together with Cardio and Otto, the “SSI Parties”) with respect to a business combination between AVRA and the SSI Parties (the “Transaction”). SSI, based in Haryana, India is engaged in the development, commercialization, manufacturing and sale of medical and surgical robotic systems utilizing patents, trademarks and other intellectual property held by Dr. Sudhir (the “SSI Intellectual Property”).

If and when the transaction is consummated, the business of the SSI Parties, including the SSI Intellectual Property will be owned by AVRA. The shareholders of the SSI Parties will own 95% of the common stock of post-transaction AVRA and the current shareholders of AVRA will own 5% of the common stock of post-transaction AVRA. In addition, there will be changes in composition of the board of directors, implementation of corporate governance policies and changes in management, all with a view to listing the common stock of AVRA on the Nasdaq Stock Market, LLC or another National Securities Exchange. In addition, AVRA will change its name to “SS Innovations, Inc.”

Consummation of the Transaction is subject to, among other matters, the negotiation and execution of definitive agreements and documentation, containing, in addition to the above terms, terms and conditions customary for agreements of this type and nature, including, without limitation, representations, warranties, and indemnities of the parties.

Consummation of the Transaction is also subject to completion of a due diligence review by each party of the other, the results of which shall be satisfactory to the reviewing parties in their sole discretion.

Given the foregoing, there can be no assurance given that the Company will be able to successfully complete the Transaction.

In connection with executing the letter of intent, we advanced the SSI Parties, the amount of $4,000,000 (the “Interim Financing”). Interim Financing is evidenced by six notes - $1,000,000, $100,000, $500,000, $500,000, $900,000, and $1,000,000. All are one-year Automatically Convertible Notes made in favor of the Company by Cardio, Otto and Dr Sudhir, jointly and severally (the “Cardio Notes”). Interest on the Cardio Notes shall accrue at the rate of 7% per annum, payable together with the principal amount at maturity. The Cardio Notes have an original issue discount of 10% on $2,000,000 and 6% on the balance. If the Cardio Notes are not repaid in full on or at maturity, they will automatically convert into a percentage equity interest in Cardio determined by dividing the principal amount of and accrued interest on the Cardio Notes divided by $100 million. The Cardio Notes contains customary default provisions and other typical terms and condition.

We may make additional advances to the SSI Parties of up to an aggregate principal amount of $5,000,000 of Interim Financing, evidenced by additional Cardio Notes. These Cardio Notes will be substantially similar in form and substance to the first Cardio Notes, provided, however, that Cardio Notes issued in excess of an aggregate principal amount of $2,000,000, will have an original issue discount of 6% as opposed to 10%, and the valuation for determining conversion may be $250 million as opposed to $100 million.

In order to fund the Interim Financing, the Company offered and sold one-year convertible promissory notes (the “Convertible Notes”) of $1,000,000 (maturity date 08-15-2023), $500,000 (maturity date 10-26-2023), and $500,000 (maturity date 12-01-2023) to one accredited investor and $100,000 (maturity date 09-10-2023), $900,000 (maturity date 11-23-2023), and $1,000,000 (maturity date 12-29-2023) to another. The Convertible Notes will have the same interest rate and payment terms as the Cardio Notes and otherwise be substantially similar to the Cardio Notes, provided, however, that the Convertible Notes do not have an original issue discount. Further, upon consummation of the Transaction (if and when it is consummated) the Convertible Notes will automatically convert into a number of AVRA Shares determined by dividing the principal amount of the Convertible Notes by $100 million and multiplying such number expressed as a percentage by the number of AVRA Shares issued to Dr. Sudhir and the other shareholders of the SSI Parties (if any) upon closing of the Transaction. The Company may offer and sell up to an aggregate principal amount of $5,000,000 in Convertible Notes in order to fund the Interim Financing.

The Convertible Notes were issued in a private transaction pursuant to the exemptions from registration under the Section 4(a)2 of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder.

NOTE 7 – INCOME TAXES

The Company’s deferred tax assets at December 31, 2022 consist of net operating loss carry forwards of $4,393,785. Using a new federal statutory tax rate of 21%, the valuation allowance balance as of December 31, 2020 total of $0. The increase in the valuation allowance balance for the year ended December 31, 2020 of $221,827 is entirely attributable to the net operating loss.

Due to the uncertainty of their realization, no income tax benefits have been recorded by the Company for these loss carry forwards as valuation allowances have been established for any such benefits. The increase in the valuation allowance was the result of increases in the net operating losses discussed above. Therefore, the Company’s provision for income taxes is $-0- for the years ended December 31, 2022 and 2021.

At December 31, 2022 and 2021, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. The Company does not expect that its unrecognized tax benefits will materially increase within the next twelve months. The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. At December 31, 2022 and 2021, the Company has not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations.

NOTE 8 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value per share plus 5,000,000 shares of preferred stock, par value $0.0001.

During the first quarter 2021, 1,025,00 shares at a value ranging from $0.89-$1.07 per share were issued for services rendered.

During the second quarter 2021, 378,378 shares at a value ranging from $0.89-$1.02 per share were issued for services rendered.

In July, 2021 several holders of stock options elected to exercise their stock options with a cashless exercise provision resulting in the issuance of 629,375 shares of common stock.

During the last quarter 2021, 3,619,817 shares at a value ranging from $0.13-$0.89 per share were issued for services rendered.

On October 1, 2021 the Company issued a total of 174,553 shares of common stock to several consultants.

On October 1, 2021 the Company issued 25,000 shares of common stock to its Chief Medical Officer.

On December 1, 2022, 10,000 shares of restricted common stock are issued for services to Farhan Taghizadeh, per his employment agreement dated September 15, 2020.

Holders are entitled to one vote for each share of common stock. No preferred stock has been issued.

 NOTE 9 – 2016 INCENTIVE STOCK PLAN

On August 1, 2016, the Company adopted the 2016 Incentive Stock Plan (the “Plan”). The Plan provides for the granting of options to employees, directors, consultants and advisors to purchase up to 3,000,000 shares of the Company’s common stock. The Board is responsible for the administration of the Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair market value per common share on the date of the grant. On August 1, 2019, the Board increased the plan to 10,000,000 shares of common stock. Our board of directors and majority shareholders in July 2022, approved a subsequent increase in the number of shares of our common stock reserved under the 2016 Plan to 20,000,000 shares of common stock.

Stock options are accounted for in accordance with FASB ASC Topic 718-10-55-136., Compensation –Stock Compensation, with option expense amortized over the vesting period based on the Black-Scholes option-pricing model fair value on the grant date, which includes a number of estimates that affect the amount of expense. During the years ended December 31, 2022 and 2021, $679,612 and $159,949, respectively, of expensed stock options has been recorded as stock-based compensation and classified in general and administrative expense on the Statement of Operations.

On October 1, 2021 the Company issued a total of 1,500,000 of stock options to consultants with an exercise price of $0.25 per option.

On October 1, 2021 the Company issued 50,000 stock options to each of its two independent Directors with an exercise price of $0.25 per option.

On October 1, 2021 the Company issued 350,000 stock options to its Chief Medical Officer with an exercise price of $0.25 per option.

On October 1, 2021 the Company issued a total of 390,000 stock options to the Company’s CEO with an exercise price of $0.25 per option for the extension of loans.

On June, 2022 the Company issued 150,000 stock options to a consultant with an exercise price of $0.10 per option. This option ceased vesting upon the departure of the consultant in September 2022.

On July 1, 2022 the Company issued 500,000 stock options to its Chief Medical Officer with an exercise price of $0.10 per option.

On July 1, 2022 the Company issued 3,020,000 stock options to consultants with an exercise price of $0.10 per option.

On July 1, 2022 the Board issued 5,400,000 stock options to the CEO as a performance bonus and in return for his foregoing all of his 2002 calendar year salary.

Expected volatilities are based on the average volatilities of six similar companies; fair market values are calculated using the implied share values of recent company financings or OTC closing prices for that day, whichever is more suitable; risk-free rate used was 2%.

NOTE 10 – COMMITMENTS

Employment Agreements

In December 2022 the Company canceled its employment agreement dated July 1, 2021 with Mr. Cohen, by paying him the balance of payments due per such agreement through the end of the agreement’s term. Mr. Cohen agreed to continue in an active role as Chairman and CEO of the Company thru the date of closing of its planned merger with SS Innovations, Inc.

Lease

On July 17, 2020, the Company signed a lease that was effective August 1, 2020 through July 31, 2021, which provides that the Company pay insurance, maintenance and taxes with a monthly lease expense of $1,474.17 plus applicable sales tax.

Effective January 1, 2021, the Company signed an amendment which modified the August 1, 2020 agreement, increasing the monthly lease expense to $1,964.74 plus applicable sales tax.

Effective November 1, 2022 the Company signed and amendment which further modified the August 1, 2020 agreement, reducing the monthly lease expense to $404.68 including applicable sales tax.

Either party may cancel the agreement at any time with 30 days’ notice.

NOTE 11 – SUBSEQUENT EVENTS

As described earlier in this filing, $4,000,000 was raised as part of the Interim Financing Notes in 2022. An additional $1,000,000 in Notes from one of the two existing Note Holders was raised on February 2, 2023.

From January 1, 2023, through the date of this filing, the Company sold 670,000 shares of common stock at a price ranging from $0.25 to $0.45 per share receiving proceeds of $189,500.

On January 27, 2023, the CEO and one individual exercised their stock options via a net cashless exercise resulting in the issuance of 9,678,437 shares.

On January 27, 2023, the CEO exercised his warrant via a net cashless exercise resulting in the issuance of 595,562 shares.

On February 24, 2023, two investors exercised their warrants resulting in the issuance of 600,000 shares and proceeds of $240,000 to the Company.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Cardio Ventures, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cardio Ventures, Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2023

Lakewood, CO

June 26, 2023

CARDIO VENTURES, INC.

CONSOLIDATED BALANCE SHEETS

at December 31, 2022 and December 31, 2021

	December 31,	December 31,
Particulars	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$216,177	$25,850
Accounts receivable, net of allowances	161,979	100,000
Inventory	855,777	123,519
Prepaids and other current assets	692,242	731,140
Total current assets	1,926,175	980,509

Property, plant, and equipment, net	$377,421	$761,364
Long Term Receivable	430,333	-
Loans & Advances ( Related Party)	1,575,834	-
Total assets	4,309,763	1,741,873
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank Overdraft Facility	$3,123,046	$391,176
Notes Payable : AVRA Medical Inc.	3,000,000
Current maturities of long-term debt, bank	120,880	134,476
Accounts payable	618,852	217,808
Deferred tax liability	20,597	9,061
Other accrued liabilities	202,148	216,332
Total current liabilities	$7,085,523	$968,853
Long-term debt, bank	-	134,477
Total liabilities	$7,085,523	$1,103,330
Stockholders’ (deficit) equity :
Common stock, 10,105,000 shares authorized, $0.001 par value, 5,010 shares and 100,010 shares issued and outstanding as of December 31, 2022, and 2021, respectively	$5,001	$100,001
Translation adjustment	15,521	(3,390)
Short Provision for Income Tax	342	(779)
Retained earnings	(3,696,541)	(357,205)
Accumulated other comprehensive income (loss)	899,916	899,916
Total stockholders’ (deficit) equity	(2,775,760)	638,544
Total stockholders’ (deficit) equity	(2,775,760)	638,544
Total liabilities and stockholders’ (deficit) equity	4,309,763	1,741,873

CARDIO VENTURES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND SHAREHOLDERS’ EQUITY

for the year ending December 31, 2022, and December 31, 2021

	December 31,	December 31,
Particulars	2022	2021
Revenue:
Export Of Service	$-	$2,841,332
System Sales	1,438,969	-
Warranty Sales	19,346	-
Total revenue	1,458,315	2,841,332

Cost of revenue:	968,721	881,082

Gross profit	489,594	1,960,249

Operating expenses:
Selling, general and administrative	$3,872,897	$2,322,230
R&D	10,323	62,735

Total operating expenses	3,883,221	2,384,965

Loss from operations	(3,393,626)	(424,716)

Interest and other income, net	$5,134	$1,256

Loss before taxes	(3,388,493)	(423,459)

Net income	(3,388,493)	(423,459)

Net loss per share - basic and diluted	-676	-0

Weighted average common shares outstanding - basic and diluted	5,010	2,856,845

CARDIO VENTURES, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	December 31,	December 31,
Particulars	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(3,388,493)	$(542,637)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	119,758	86,982
Investment loss	-	899,916
Translation diff	69,189	(4,904)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	398,395	(694,657)
Prepaid and other current assets	(755,338)	(449,672)
Net Cash Used in Operating Activities	(3,556,490)	(704,973)

INVESTING ACTIVITIES:
Long Term Receivable	(430,333)	-
Purchase of Fixed Assets	-	(38,964)
Dr. Sudhir Prem Srivastava Loan	(1,575,834)	-
Sale of Fixed Assets	484,510	-
Purchase of Equipment	(220,324)	-
Net Cash Used in Investing Activities	(1,741,981)	(38,964)

FINANCING ACTIVITIES:
Proceeds from Long Term Borrowings	2,583,798	660,129
Proceeds from Notes	3,000,000
Share capital	(95,000)	(287,517)
Net Cash Provided by Financing Activities	5,488,798	372,611

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	190,327	(371,325)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	25,850	397,175

CASH AND CASH EQUIVALENTS - END OF PERIOD	216,177	25,850

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For December 31, 2022, and December 31, 2021

NOTE 1 – FINANCIAL STATEMENTS

Organization

Cardio Ventures Inc., a Delaware registered company, (“the Company”) through its wholly owned downstream subsidiary company, Sudhir Srivastava Innovations Private Limited, a private limited company registered in India, is engaged in the business of development, commercialization, manufacturing, and sale of medical and surgical robotic systems. The Company is structured to invest in four principal areas – surgical robotic systems and its allied accessories, instruments and similar technologies, surgical tools, and surgical robotic training. The Company has a wholly owned subsidiary “Otto Pvt. Ltd.”, a company registered in the Bahamas which, in turn, owns 99.9% of Sudhir Srivastava Innovations Pvt Ltd., India.

Basis of Presentation

The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The Company is in the business of assembly, manufacturing and selling of surgical robotic systems and is in its initial revenue growth stage. It is also involved in developing new technologies within the field of medical robotics. Being an initial revenue growth stage enterprise, it is devoting substantial efforts to establishing a new business, financial planning, raising capital, and research into innovative medical robotic products which may become part of the Company’s product portfolio going forward.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has recently launched its surgical robotic system in India, and it has so far been well received by the hospitals/medical institutions which is reflected by more orders being received by the Company. The Company has been able to raise financial resources to sustain its operations even though it has a negative working capital situation and operational losses due to its initial stages of operations and revenue growth. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. The Company regularly evaluates estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made by management.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Inventories

The Company has inventories of spares, components and parts as raw materials, semi-finished robotic systems as Work-in-progress and fully assembled surgical robotic systems and surgical instruments as Finished Goods. These are valued at cost or net realizable value whichever is less.

Loans and Advances:

The Company and its subsidiaries, during the course of their routine business operations, grant loans and advances to directors which are fully recoverable and/or adjustable against the financial assistance, if any, extended by them to the Company or its subsidiaries. The Company and its subsidiaries occasionally grant advances to its staff members which are fully recoverable from their salaries in the following month. Advances paid to suppliers/service providers as per their purchase order terms are fully adjustable against their invoices for supplies of goods or provision of services.

Concentrations of Supplier Risk

The Company is dependent on certain suppliers, some of which are single source suppliers, and the inability of these suppliers to deliver necessary components of the Company’s products in a timely manner at prices, quality levels and volumes that are acceptable, or the Company’s inability to efficiently manage these components from these suppliers, could have a material adverse effect on the Company’s business, prospects, financial condition and operating results.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019, using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2022, and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer or placement of a purchase order by the customer.

●	Identification of the performance obligations in the contract or the purchase order as the case may be.

●	Determination of the transaction price which is reflected in the purchase order placed by the customer.

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied as per the terms of the purchase order received from the customer.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

We recognize the revenue at the time when the risk and reward related to that equipment gets transferred immediately when we dispatch. We also sell instruments which are used by surgeons when they use our robotic system for surgeries. These instruments are like consumables for the hospitals, and we recognize the revenues for sale of instruments as and when the risk and reward related to those instruments get transferred immediately when we dispatch. In 2022, we had three surgical robotic systems sold and some instrument sales and the revenue for the same has been included in the P&L of 2022 on the abovementioned basis whereas in 2021, while there were no revenues from assembly, manufacturing and sale of surgical robotic systems and instruments, we had revenues from provision of services under a professional technology services agreement which has since been terminated.

Research and Development Costs

Research and development costs include, but are not limited to, outsourced engineering services, allocated facilities costs, internal engineering and development expenses, materials, internally developed software and related to development of the Company’s products and services and are expensed when incurred.

Our current primary research and development objectives focus on the development of our surgical robotic system and related future technologies. The successful development of this effort involves many uncertainties, including:

●	our ability to recruit and retain skilled engineering staff.

●	timing in finalizing systems design and specifications.

●	successful completion of safety tests.

●	our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications.

●	performance of a limited number of suppliers for certain raw materials and components.

●	performance of our third-party contractors that support our production and research and development activities including the quality of components and subassemblies; and

●	our ability to maintain rights from third parties for intellectual properties critical to research and development activities.

General and Administrative

●	General and administrative costs primarily consist of all personnel-related expenses for executive management, Sales and Marketing, Manufacturing and assembly and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate expenses like lease rent for the premises leased by the Company, utilities, and general insurance. General and administrative costs also include depreciation on fixed assets.

Property Plant & Equipment

Property Plant & Equipment is recorded at cost and depreciated using the straight-line method at rates determined as per estimated useful lives of the assets. The estimated useful lives used in in calculating depreciation are as follows:

Years
Office furniture and fixtures	4
Plant and equipment	4-8
Motor vehicles	3

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, as clarified by ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of ASC 740.

ASC 740-10 requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the “more-likely-than-not” threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Long-lived Assets

In accordance with ASC 360, “Property Plant and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to : significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset and current expectation that the asset will more than likely not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the discounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain circumstances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Foreign Currency Translation

The functional currency of the Company is the United States dollar. The functional currency of the Company’s subsidiary company in India is Indian Rupees. The financial statements of the Company’s subsidiaries were translated to United States dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated financial statements as Translation adjustments in shareholder equity(deficit).

Earnings per share

Basic earning/loss per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of shares outstanding during the year.

Fair Value of Financial Instruments

Financial Instrument included in our consolidated financial statements consist principally of accounts receivable, amounts due to/from related parties and promissory notes payable. The carrying amounts of cash and cash equivalents, loans and advances and promissory notes approximate fair value of these financial instruments.

Related Party Disclosure

The disclosure of related party is given below: -

Name of related party and description of relationship

Key Management Personnel	Sudhir Prem Srivastava

Vishwajyoti Srivastava

Associate company	Telegnosis Private Limited

Holding Company	Otto Private Limited

Demand Notes Payable

Sudhir Srivastava Innovations Pvt Ltd has availed a $2,913,210 working capital line of credit facility with HDFC Bank (OD AC 50200060619790) which bears interest at HDFC MCLR i.e. 7.25% p.a. and are secured by a pledge of fixed deposits of $2,872,111 provided by Dr. Sudhir Prem Srivastava and $41,099 provided by the Company. The outstanding balance under this line of credit was $2,762,962 at December 31, 2022. and $391,176 on December 31, 2021.

The abovementioned Overdraft facility is additionally secured by personal guarantee of Dr. Sudhir Prem Srivastava.

Sudhir Srivastava Innovations Pvt Ltd, Company has also availed another Working Capital Overdraft facility of US $ 362,640 with HDFC Bank (OD AC 50200072074161) which bears interest at HDFC MCLR7.25 i.e.% p.a. This facility is primarily secured by a charge over the current assets of the Company. The outstanding balance under this line of credit was $360,084 on December 31, 2022 and $0 at December 31, 2021.

The abovementioned Working Capital Overdraft facility is also additionally secured by personal guarantee of Dr. Sudhir Prem Srivastava.

Subsequent Event:

The Merger

On April 14, 2023, the Company (“Closing”), the Company consummated the acquisition by merger of CardioVentures, Inc., a Delaware corporation (“CardioVentures”), pursuant to Merger Agreement dated November 7, 2022 (the “Merger Agreement”), by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), CardioVentures and Dr. Sudhir Srivastava, who, through his holding company, owned a controlling interest in CardioVentures.

CardioVentures, through a subsidiary, owns a controlling interest in Sudhir Srivastava Innovations Pvt. Ltd., an Indian private limited company (“SSI - India”). Based in Haryana, India, SSI-India is engaged in the business of developing innovative surgical robotic technologies with a vision to make the benefits of robotic surgery affordable and accessible to a larger part of the global population. SSII’s product range includes its proprietary “SSI Mantra” surgical robotic system and a wide range of surgical instruments capable of supporting a variety of cardiac and other surgical procedures. The Company now intends to focus on the business of SSI-India and has plans to globally expand the presence of its technologically advanced, user-friendly, and cost-effective surgical robotic solutions.

Pursuant to the Merger Agreement, at Closing, Merger Sub merged with and into CardioVentures (the “Merger”). In the Merger, holders of the outstanding shares of common stock of CardioVentures (including certain parties who provided interim convertible financing during the pendency of the Merger Agreement, were issued 135,808,884 shares of SSII common stock, representing approximately 95% of issued and outstanding SSII common stock post-Merger, with the existing shareholders of SSII holding approximately 6,544,344 shares of SSII common stock representing approximately 5% of issued and outstanding common stock post-Merger.

In addition to the foregoing, upon completion of the Merger, the holders of SSII common stock received shares of newly designated Series A Non-Convertible Preferred Stock (the “Series A Preferred Shares”).

The Series A Preferred Shares vote together with shares of SSII common stock as a single class on all matters presented to a vote of shareholders, except as required by law and entitle the holders of the Series A Preferred Shares to exercise 51.0% of the total voting power of the Company. The Series A Preferred Shares are not convertible into common stock, do not have any dividend rights and have a nominal liquidation preference. The Series A Preferred Shares also have certain protective provisions, such as requiring the vote of a majority of Series A Preferred Shares to change or amend their rights, powers, privileges, limitations and restrictions. The Series A Preferred Shares are automatically redeemable by the Company for nominal consideration at such time as the holders of the Series A Preferred Shares own less than 50% of the shares of SSII common stock received in the Merger.

In addition to the foregoing, following Closing, the Company issued 3,818,028 post-Merger shares of SSII common stock to Dr. Frederic Moll, an investor who provided $3,000,000 in interim financing to the Company pending consummation of the Merger. These shares were issued pursuant to the Investment Agreement with Dr. Moll dated April 7, 2023, which was described in and included as an Exhibit to the Company’s Current Report on Form 8-K, dated April 14, 2023.

The securities issued in connection with the Merger were issued pursuant to the exemptions from registration of Section 4(a)(2) of the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

As a result of the foregoing, a “Change in Control” of the Company occurred, with Dr. Sudhir Srivastava, through his holding company, becoming the Company’s principal and controlling shareholder.

Concurrent with consummation of the Merger, Dr. Sudhir Srivastava, through his subsidiary, assigned patents, trademarks and other intellectual property used in the development, commercialization, manufacturing and sale of its medical and surgical robotic systems and products (the “SSII Intellectual Property”) to a wholly owned subsidiary of SSII.

At Closing, the Company’s articles of incorporation were amended to:

1.	change the Company’s corporate name to “SS Innovations International, Inc.;”

2.	effect the one for ten Reverse Stock Split:

3.	authorize the designation of the Series A Preferred Shares; and

4.	AVRA shall have increased its authorized common stock to 250,000,000 shares.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2022

SS INNOVATIONS INTERNATIONAL INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2022

ASSETS	AVRA Medical Robotics, Inc.	Cardio Ventures Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
CURRENT ASSETS
Cash and cash equivalents	$1,351,364	$216,177	-		$1,567,541
Accounts receivable, net of allowances	-	161,979	-		161,979
Notes Receivables - Acquisition	3,000,000	-	(3,000,000)	(a)	-
Inventory	-	855,777	-		855,777
Prepaids and other current assets	8,678.00	$692,242	-		$700,920
Total Current Assets	$4,360,042	$1,926,175	$(3,000,000)		$3,286,217
Property, plant, and equipment, net	11,399	$377,421	-		388,820
Long Term Receivable		$430,333			430,333
Loans & Advances ( Related Party)	-	$1,575,834	2,000,000	(c)	3,575,834
Total Non Current Assets	$11,399	$2,383,588	$2,000,000		$4,394,987
TOTAL ASSETS	$4,371,442	$4,309,763	$(1,000,000)		$7,681,204

LIABILITIES AND OWNER’S EQUITY
CURRENT LIABILITIES
Bank Overdraft Facility	$-	$3,123,046	-		$3,123,046
Notes payable - related party	4,000,000	3,000,000	(3,000,000)	(a)	-
			(4,000,000)	(b)
Current maturities of long-term debt, bank	-	120,880	-		120,880
Accounts payable	-	618,852	-		618,852
Deferred tax liability	-	20,597	-		20,597
Accrued Expenses	5,700.00	202,148	-		207,848
Accrued Interest	45,529	-	(45,529)	(b)	$-
Total Current Liabilities	4,051,229	7,085,523	$(7,045,529)		$4,091,223
Stockholders’ (deficit)/equity:
Common stock	5,389	5,001	$7,649	(c)	18,039
Translation Adjustments		15,521		(c)	15,521
Additional paid in capital	11,005,895		$4,045,529	(b)	17,136,789
			$2,085,365	(c)
Accumulated other comprehensive income (loss)		899,916			899,916
Accumulated deficit	(10,691,071)	(3,696,198)	$(93,014)	(c)	$(14,480,283)
Total stockholders’ (deficit) equity	320,213	$(2,775,760)	$6,045,529		$3,589,982

TOTAL LIABILITIES AND OWNER’S EQUITY	$4,371,442	$4,309,763	$(1,000,000)		$7,681,205

SS INNOVATIONS INTERNATIONAL INC.
PROFORMA STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE	AVRA Medical Robotics, Inc.	Cardio Ventures Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue
Sales	$-	$1,458,315			$1,458,315
Total Revenue	$-	$1,458,315			$1,458,315
Cost of Revenue		$968,721			$968,721
Total Cost of Sales		$968,721			$968,721
Gross Profit (Loss)	$-	$489,594			$489,594
Operating expenses
Selling, general and administrative	$1,239,179	$3,872,897			$5,112,076
R&D	72,959	10,323			$83,282
Compensation Expense	1,135,468				$1,135,468
Total Operating expenses	$2,447,606	$3,883,220			$6,330,826
Other Income & expenses, net	234,594	5,134	(93,014)	(c)	$146,714
Net income	$(2,213,012)	$(3,388,492)	$(93,014)		$(5,694,518)

Weighted average common shares outstanding - basic and diluted	40,878,824	5,010			40,878,824
Net loss per common share - basic and diluted	(0.05)	(676.35)			(0.14)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINE FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The Company’s historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the business combination, (ii) factually supportable, and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of AVRA MEDICAL ROBOTICS, INC.’s assets acquired, and liabilities assumed and conformed to the accounting policies of the acquired company to its own accounting policies.

The pro forma combined financial statements do not necessarily reflect what the combined Company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of AVRA MEDICAL ROBOTICS, INC. as a result of restructuring activities and other planned cost savings initiatives following the completion of the business combination.

Pursuant to the Merger Agreement, at Closing, Merger Sub merged with and into CardioVentures (the “Merger”). In the Merger, holders of the outstanding shares of common stock of CardioVentures (including certain parties who provided interim convertible financing during the pendency of the Merger Agreement, were issued 135,808,884 shares of SSII common stock, representing approximately 95% of issued and outstanding shares of SSII common stock post-Merger, with the existing shareholders of SSII holding approximately 6,544,344 shares of SSII common stock representing approximately 5% of issued and outstanding shares of SSII common stock post-Merger..

Note 2 – Pro Forma Adjustments

a)	Represents the elimination of AVRA Medical Robotics Inc Notes Receivables and the Notes Payable from the acquisition.

b)	Represents the conversion of Notes Payable of $4,045,529 into additional Paid-up capital upon the Merger.

c)	Represents the adjustment for remaining 2,000,000 notes payable issued after 31st December 2022 and accrued interest of $93,014 and its conversion into shares of 7,647,871 as on date of merger.

SS INNOVATIONS INTERNATIONAL, INC. F/K/A AVRA MEDICAL ROBOTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$6,596,224	$1,351,364
Accounts receivable, net of allowances	1,512,055	-
Notes Receivables - Acquisition	-	3,000,000
Inventory	4,171,178	-
Prepaids and other current assets	7,048,574	8,678
Total Current Assets	19,328,031	4,360,042

Non-Current Assets:

Property, plant, and equipment, net	661,582	11,399
Long Term Receivable	2,209,050	-
Loans & Advances ( Related Party)	1,860,333	-
Total Non-Current Assets	4,730,966	11,399
Total Assets	$24,058,996	$4,371,441

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Bank Overdraft Facility	$6,118,214	$-
Notes Payable	-	4,000,000
Current maturities of long-term debt, bank	-	-
Accounts payable	175,808	-
Deferred tax liability	6,603	-
Other accrued liabilities	1,995,716	51,229
Total Current Liabilities	8,296,341	4,051,229

Other accrued liabilities-Non current	-
Total Liabilities	8,296,341	4,051,229

Commitments and contingencies

Stockholders’ (deficit) equity :
Common stock, 250,000,000 shares authorized, $0.0001 par value,169,117,202 shares and 53,887,738 shares issued and outstanding as of September 30, 2023, and December 31,2022 respectively	16,911	5,389
Translation adjustment	(262,646)	-
Additional Paid in Capital	36,194,435	11,005,895
Accumulated other comprehensive income (loss)	899,917	-
Accumulated deficit	(21,085,962)	(10,691,071)
Total stockholders’ (deficit) equity	15,762,655	320,213
Total liabilities and stockholders’ (deficit) equity	$24,058,996	$4,371,441

See accompanying notes to unaudited Condensed Consolidated Financial Statements

SS INNOVATIONS INTERNATIONAL, INC. F/K/A AVRA MEDICAL ROBOTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine months ended
	September 30,	September 30,
	2023	2022
REVENUES
System Sales	$4,404,447	-
Warranty Sales	112,011	-
Cost of revenue	(3,621,275)	-
GROSS (LOSS) PROFIT	895,182	-

OPERATING EXPENSES:
Compensation Expense	1,592,309	819,732
Salaries & Payroll Expenses	2,293,888	-
Selling, general and administrative	1,646,121	330,900
TOTAL OPERATING EXPENSES	5,532,319	1,150,632

Loss from operations	(4,637,136)	(1,150,632)

OTHER INCOME (EXPENSE):
Interest Earned	-	$106
Interest and other income, net	(185,269)	110,000
TOTAL OTHER (EXPENSE) INCOME	(185,269)	110,106

NET LOSS	(4,822,406)	$(1,040,525)
Net loss attributable to SS Innovations International, Inc.	(4,822,406)	$(1,040,525)

Net loss per share - basic and diluted	(0)	(0)
Weighted average	114,855,607	38,471,501

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

SS INNOVATIONS INTERNATIONAL, INC. F/K/A AVRA MEDICAL ROBOTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

(Unaudited)

	Common Stock		Common Stock		Common Stock to be Issued		Additional Paid-In	Additional Paid-In	Treasury	Accumulated	Accumulated other Comprehensive	Total Stockholders’
	Number	Amount	Number	Amount	Number	Amount	Capital	Capital	Stock	Deficit	Income (loss)	Equity
BALANCE AT DECEMBER 31, 2022	53,887,738	$5,388	-	-	-	-	$11,005,896	-	-	$(10,691,071)	$-	$320,213

Stock based compensation expense	-	-	-	-	-	-	1,597,693	-	-	-	-	1,597,693
Conversion of debt to equity	-	-	-	-	-	-		-	-	-	-
Stock issued for services	-	-	-	-	-	-	432,672	-	-	-	-	432,672
Security offerings	-	-	-	-	-	-	-	-	-	-	-	-
Treasury Stock	-	-	-	-	-	-	-	-	-	-	-	-
Common stock issuable for services	-	-	-	-	-	-	-	-	-	-	-	-
Common stock issued	11,555,599	1,156	-	-	-	-	-	-	-	-	-	1,155
Net loss			-	-	-	-	-	-	-	$(2,004,320)	-	(2,004,320)
BALANCE AT MARCH 31, 2023	65,443,337	$6,544	-	-	-	$-	$13,036,261	-	$-	$(12,695,391)	$-	347,414

Recapitalization	$(65,443,337)	$(6544)	6,544,334	$654	-	-	$(13,036,261)	$13,042,151	-		-	-
Conversion of Notes Payable to equity	-	-	7,709,871	$771	-	-	-	$6,137,770	-	-	-	6,138,541
Recapitalization	-	-	131,917,051	$13,191	-	-	-	$(13,191)	-	$(4,556,208)	-	(4,556,208)
Accumulated other Comprehensive income(loss)	-	-	-	-	-	-	-	-	-	-	$742,271	742,271
Net loss	-	-	-	-	-	-	-		-	$(1,850,423)	-	(1,850,423)
BALANCE AT JUNE 30, 2023	-	-	146,171,256	14,616	-	-	-	19,166,730	-	$(19,102,022)	$742,271	821,595

Exercise of Options	-	-	-	-	-	-	-	-	-	-	-	-
Notes Converted	-	-	22,945,946	$2,295	-	-	-	$16,977,705	-	-	-	16,980,000
Exercise of Option	-	-	-	-	-	-	-	$50,000	-	-	-	50,000
Accumulated other Comprehensive income(loss)	-	-	-	-	-	-	-	-	-	-	$(105,000)	(105,000)
Net loss	-	-	-	-	-	-	-	-	-	$(1,983,940)	-	(1,983,940)
BALANCE AT SEPTEMBER 30, 2023	-	-	169,117,202	16,911	-	-	-	36,194,435	-	(21,085,962)	$637,271	15,762,655

BALANCE AT DECEMBER 31, 2021	37,849,405	$3,785	37,849,405	$3,785	4,265,295	$458,519	$8,183,082	$8,183,082	$-	$(8,504,060)	-	141,326
Stock based compensation expense	-	-	-	-	-	-	27476	27,476	-	-	-	27,476
Conversion of debt to equity	-	-	-	-	-	-	-	-	-	-	-	-
Stock issued for services	-	-	-	-	-	-	-	-	-	-	-	-
Security offerings	-	-	-	-	-	-	-	-	-	-	-	-
Treasury stock	-	-	-	-	-	-	-	-	(26,000)	-	-	-
Common stock issuable for services			-	-	133,234	764	-	-	-	-	-	764
Common stock issued			-	-	-	-	-	-	-		-	-
Net loss	-	-	-	-	-	-	-	-	-	(80,421)	-	(80,421)
BALANCE AT MARCH 31, 2022	37,849,405	3,785	37,849,405	$3,785	4,398,529	$459,283	$8,210,558	$8,210,558	$(26,000)	$(8,584,481)	-	$89,145

Stock based compensation expense	-	-	-	-	-	-	25,189	25,189	-	-	-	25,189
Conversion of debt to equity	-	-	-	-	-	-	-	-	-	-	-	-
Stock issued for services	240,270	24	240270	24	-	-	72,057	72,057	-	-	-	72,081
Security offerings	-	-	-	-	-	-	-	-	-	-	-	-
Common stock issuable for services	-	-	-	-	-	-	-	-	-	-	-	-
Common stock issued	-	-	-	-	458,947	41,337	-	-	-	-	-	41,337
Net loss	-	-	-	-	-	-	-	-	-	-170,001	-	-170,001
BALANCE AT JUNE 30, 2022	38,089,675	3,809	38,089,675	3809	4,857,476	500,620	8,307,804	8,307,804	(26,000)	(8,754,483)	-	57,751

Stock Based Compensation expense	-	-	-	-	-	-	$616,349	-	-	-	-	616,349
Common stock issuable for services	2,742,647	274	-	-	602,383	$48411	$463,300	-	-	-	-	511,985
Conversion of debt to equity	-	-	-	-	-	-	-	-	-	-	-	-
Treasury Stock	-	-	-	-	-	-	-	-	-	26,000	-	26,000
Common stock issued	-	-	-	-	1,134,220	$(89,368)	-	-	-	-	-	(89,368)
Net loss	-	-	-	-	-	-	-	-	-	(790,104)	-	(790,104)
BALANCE AT SEPTEMBER 30, 2022	40,832,322	4,083	-	-	4,325,639	459,662	$9,387,453	-	(26,000)	(9,518,587)	-	332,612

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

SS INNOVATIONS INTERNATIONAL, INC. F/K/A AVRA MEDICAL ROBOTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months ended
	September 30,	September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(4,822,406)	$(1,040,525)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	227,219	6,864
Interest	25,315	-
Translation diff	(262,646)	-
Prepaid expenses and other assets	(12,723,129)	-
Stock compensation expense	1,597,693	819,732
Accounts payable and accrued expenses	2,126,898	(89,782)
Net cash used in operating activities	(13,831,054)	(303,711)
Cash flows from investing activities:
Notes Receivables - Acquisition	0	-
Long Term Receivable	(4,069,383)	-
Purchase of property and equipment	(877,403)	-
Net cash used in investing activities	(4,946,786)	-
Cash flows from financing activities:
Proceeds from loan	-	-
Proceeds from Bank Overdraft Facility	6,118,214	-
Proceeds from securities offering	446,188	412,080
Repayment of Warrants	(12,360)	-
Proceeds from Notes Converted	22,980,000	-
Proceeds from Options Exercised	50,000	-
Recapitalization	(4,559,341)	-
Proceeds from notes payable	(1,000,000)	-
Net cash provided by financing activities	24,022,701	412,080
Net change in cash	5,244,861	108,369
Cash at beginning of year	1,351,364	405,774
Cash at end of year	$6,596,224	$514,143
	-	-
Supplemental disclosure of cash flow information:
Cash paid for income taxes	-	-
Cash paid for interest	-	-

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

SS INNOVATIONS INTERNATIONAL, INC. F/K/A AVRA MEDICAL ROBOTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – COMPANY AND BASIS OF PRESENTATION

Organization

SS Innovations International, Inc. (the “Company” or “SSII”) was incorporated as AVRA Surgical Microsystems, Inc. in the State of Florida on February 4, 2015. Effective November 5, 2015, the Company’s corporate name was changed to Avra Medical Robotics, Inc. The Company was established and is continuing to develop advanced medical and surgical robotic systems.

On April 14, 2023, a wholly owned subsidiary of the Company merged with CardioVentures, Inc., a Delaware corporation (“CardioVentures”), which is the indirect parent of Sudhir Srivastava Innovations Pvt. Ltd., an Indian private limited company engaged in the business of developing innovative surgical robotic technologies. As a result of such a transaction, a “change in control” of the Company took place. In addition, among other matters, the Company changed its name to “SS Innovations International, Inc.” and implemented a one for ten reverse stock split. The financial statements, financial information and share and per share information contained in this report reflect the operations of both the Company and CardioVentures and give pro forma effect to the reverse stock split.

The significant accounting policies of SSII were described in Note 1 to the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, and were also included in financial statements subsequently filed under cover of a Form 8-K/A on June 26, 2023. There have been no significant changes in the Company’s significant accounting policies for the quarterly period ended September 30, 2023.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company has a working capital surplus of US$ 11,031,690 and an accumulated deficit of $21,085,962 as of September 30, 2023. The Company also had a net loss of $4,822,406 for the nine months ended September 30, 2023.

The Company launched the commercial sale of its “SSI Mantra” surgical robotic system in India in the last quarter of 2022, which has been well received by hospitals and healthcare institutions there and in the quarter ended September 30, 2023, the Company recorded its first export sale to Dubai, UAE. As of September 30, 2023, the Company has sold overall twelve surgical robotic systems and is now generating regular revenues as additional purchase orders are also being received. In addition to these twelve surgical robotic systems sold, Company has also installed two systems on pay per use basis in two hospitals in India for a predefined number of procedures post which the Company expects to receive regular purchase order for its surgical robotic system from these hospitals. Considering that the pay-per-use model installations at two hospitals were done towards the latter part of the quarter and not many procedures were done as yet on these two installations, no revenues have yet been recognized from these two installations during the quarter ended September 30, 2023. During the quarter ended September 30, 2023, the Company has also installed its surgical robotic system in Johns Hopkins hospital under an agreement for conducting medical education training program with human cadaver and/or animal anatomical tissue specimens.

The Company has also been able to augment its financial resources to further supplement its operations and in this regard, on April 15, 2023, the Company executed a Convertible Promissory Note (the “Line of Credit Note”) with Sushruta Pvt Ltd. (“SPL”), the Bahamian holding company owned by Dr. Sudhir Srivastava, our Chairman, Chief Executive Officer and principal shareholder. Pursuant to the Line of Credit Note, SPL, in its discretion could make multiple advances to the Company through December 31, 2023 (the “Maturity Date”), in an aggregate amount of up to $US 20.0 million for working capital purposes and the advances under the Line of Credit Note do not bear interest and are due and payable on or before the Maturity Date. SPL, at its option, could also convert the principal amount of any advance into shares of our common stock, at a conversion price of US$0.74 per share. As of September 27, 2023, SPL had advanced a total of US$16,980,000 advances under the Line of Credit Note. On September 27, 2023, SPL exercised its option to convert the outstanding balance US$16,980,00 balance of the Line of Credit Note in full into 22,945,946 shares of our common stock at a conversion price of US$0.74 per share.

This conversion of funds advanced under the Line of Credit Note and subsequently converted into equity has resulted in a significant improvement in the Company’s stockholders’ equity and working capital position. As of September 30, 2023, the Company had stockholders’ equity of US$ 15.76 million and a working capital surplus of US$ 11.03 million as compared to stockholders’ equity of US$ 821,595 and a working capital deficit of US$ 2.88 million as of June 30, 2023.

The management of the Company is making efforts to raise further funding to scale up operations and meet its longer-term capital needs. While management of the Company believes that it will be successful in its capital formation and planned expansion of its operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in generating additional revenues and ultimately achieving profitability. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission.  Therefore, they do not include all information and footnotes normally included in annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, and financial statements subsequently filed under cover of a Form 8-K/A on June 26, 2023. In the opinion of the Company’s management, the accompanying unaudited condensed financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company as of September 30, 2023, and the results of operations and cash flows for the periods presented. The results of operations for the quarterly period ended September 30, 2023, are not necessarily indicative of the operating results for the full fiscal year or any future period.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. The Company regularly evaluates estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made by management.

Cash and Cash Equivalents

The Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid investment with a maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

The Company’s account receivables are due from customers relating to contracts to supply surgical robotic systems, instruments, and accessories and to provide post sales warranty/maintenance services. The Company also sells surgical robotic systems under deferred payment arrangement and in such cases, the amounts due and recoverable beyond one year period at the balance sheet date are classified as long-term receivables. Collateral is currently not required. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers’ payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer’s ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. The allowance for doubtful accounts as of September 30, 2023, and December 31, 2022 amounted to $NIL and $NIL respectively.

Foreign Currency Translation

The Company’s reporting currency is U.S. Dollars. The accounts of one of the Company’s subsidiaries is maintained using the appropriate local currency, Indian Rupees (“INR”) as the functional currency. All assets and liabilities are translated into U.S. Dollars at balance sheet date, shareholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive (loss) gain. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations as foreign currency exchange variance.

The relevant translation rates are as follows: for the nine months ended September 30, 2023 closing rate at 83.09 US$: INR, average rate at 82.575 US$:INR.

Inventory

The Company’s inventory consists of finished goods in the form of fully assembled and tested surgical robotic system, semi-finished goods in the form of various sub-systems of the surgical robotic systems in various stages of assembly and manufacturing and raw material in the form of various mechanical, electrical, and other material components, parts, motors, encoders etc. which are not yet assembled/manufactured. The inventory is valued at the lower of cost (first-in, first-out) or estimated net realizable value. As of September 30, 2023, the Company valued the inventory at $4,171,178

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its principal cash balance in United States financial institutions, where deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company also maintains cash balances maintained with banks in India, where balances are insured by Deposit Insurance and Credit Guarantee Corporation of India (DICGC) to the extent of approximately US$ 6,100 per account and in the Bahamas, where deposits are insured by the Deposit Insurance Corporation of Bahamas insures deposits up to US$50,000 per account. As at September 30,2023, $ 6,263,878 of deposits were in excess of overall insurance coverage limits.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized:

●	Identification of a contract with a customer or placement of a purchase order by the customer.

●	Identification of the performance obligations in the contract or the purchase order as the case may be.

●	Determination of the transaction price which is reflected in the purchase order placed by the customer.

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied as per the terms of the purchase order received from the customer.

The Company accounts for revenues when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable. Product type and payment terms vary by client.

System Sales:

The Company recognizes the revenue at the time when the risk and reward related to that equipment gets transferred immediately when we dispatch.

Instrument Sales:

We also sell instruments which are used by surgeons when they use our robotic system to perform surgeries. These instruments are like consumables for the hospitals, and we recognize the revenues for sale of instruments as and when the risk and reward related to those instruments get transferred immediately when we dispatch.

Warranty and Annual Maintenance Contract Sales:

Warranty sales are a notional portion of the equipment sales value which is attributable towards the component of annual maintenance contract by application of ASC606 and is thus shown separately as Warranty sales. Once the warranty periods are over, the actual maintenance contracts would kick in and actual income from maintenance contracts would be recognized as such.

Unrealized Deferred Revenue:

The revenues attributable to the warranty is recognized over the period to which it relates. In nine month period ended September 30, 2023, we have sold nine surgical robotic systems and the revenues attributable to warranty is deferred for recognition over the period to which it relates. Due to application of ASC606, as of September 30, 2023, the sum of US$ 1,355,448 stands transferred to unrealized deferred revenue and due to this adjustment, the revenues and profitability for nine-month period ended September 30, 2023, is reflected less to the extent of this unrealized deferred revenue.

Property Plant & Equipment

Property Plant & Equipment is recorded at cost and depreciated using the straight-line method at rates determined as per estimated useful lives of the assets. The estimated useful lives used in in calculating depreciation are as follows:

Years
Office furniture and fixtures	4
Plant and equipment	4-8
Motor vehicles	3

Long-lived Assets

In accordance with ASC 360, “Property Plant and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to : significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset and current expectation that the asset will more than likely not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the discounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain circumstances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Stock Compensation Expense

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with Accounting Standards Codification (“ASC”) Topic 505, “Equity.” Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by ASC Topic 505.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740 “Income Taxes.” Under ASC Topic 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company applies the provisions of ASC Topic 740-10-05 “Accounting for Uncertainty in Income Taxes.” The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Basic and Diluted Loss per Share

In accordance with ASC Topic 260 “Earnings Per Share,” basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share gives effect to dilutive convertible securities, options, warrants and other potential common stock outstanding during the period, only in periods in which such effect is dilutive. The Company has stock options, warrants, and convertible promissory notes that may be converted to outstanding potential common shares.

Research and Development Costs

In accordance with ASC Topic 730 “Research and Development”, with the exception of intellectual property that is purchased from another enterprise and has alternative future use, research and development expenses are charged to operations as incurred.

Fair Value of Financial Instruments

Our financial instruments consist principally of accounts receivable, amounts due to related parties and promissory notes payable. The carrying amounts of cash and cash equivalents and promissory notes approximate fair value because of the short-term nature of these items.

Recent Accounting Pronouncements

Compensation—Stock Compensation

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” that provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The new guidance became effective for the Company on January 1, 2018 and was applied on a prospective basis, as required. The adoption of this standard did not have an impact on the financial statements or the related disclosures.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing GAAP for sales-type leases, direct financing leases and operating leases. Unlike current guidance, however, a lease with collectability uncertainties may be classified as a sales-type lease. If collectability of lease payments, plus any amount necessary to satisfy a lessee residual value guarantee, is not probable, lease payments received will be recognized as a deposit liability and the underlying assets will not be derecognized until collectability of the remaining amounts becomes probable. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted, and must be adopted using a modified retrospective transition. The Company did not adopt the standard effective January 1, 2019, utilizing the lessor practical expedient. On November 15, 2019, the FASB issued ASU 2019-10 which amended the effective dates for ASC 842, to give implementation relief. Under the FASB’s new framework, two “buckets” were defined, bucket 1 includes public companies that are SEC filers but excludes “Small Reporting Companies” (SRC’s). Bucket 2 includes all other entities, including SRC’s. Bucket 2 entities have to apply ASC 842 for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company’s property and equipment relating to continuing operations consisted of the following:

	Period Ended
	September 30,	December 31,
	2023	2022
Land & Building
Machinery and equipment	$283,608	$-
Furniture and Fittings	$136,507	$-
Computer and office equipment	$257,623	$98,592
Motor Vehicle	$184,916	$-
R & D Equipment’s	$39,998	$-
Website	$36,122	$36,122
Server & Networking	$22,194	$-
Leasehold improvements	$51,149
Property and equipment at cost	1,012,116	134,714
Less - accumulated depreciation	(350,534)	(123,315)
Property and equipment, net	$661,582	$11,399

Depreciation expenses for the nine months ended September 30, 2023, and 2022 amounted to $227,599 and $6,864 respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2023, and December 31, 2022:

	Period Ended
	September 30,	December 31,
Accounts Receivable	2023	2022
Accounts receivable	$1,512,055	$-
Less: Allowance for doubtful accounts	-
Accounts receivable, net	$1,512,055	$-

Long Term Receivables	$2,209,050
	$2,209,050	-

The Company performed an analysis of the trade receivables related to SSI India and determined, based on the deferred payment terms of the contracts, that a $2,209,050 may not be due and collectible in next one year and thus company classified these receivables as long-term Receivable.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of September 30, 2023, and December 31, 2022:

	Period Ended
	September 30,	December 31,
	2023	2022
Accounts payable	175,808	$-
Other accrued liabilities	1,995,716	51,229
Total accounts payable and accrued expenses	$2,171,524	$51,229

NOTE 6 - NOTES PAYABLE

On April 15, 2023, the Company executed a Convertible Promissory Note (the “Line of Credit Note”) with Sushruta Pvt Ltd. (“SPL”), the Bahamian holding company owned by Dr. Sudhir Srivastava, our Chairman, Chief Executive Officer, and principal shareholder. Pursuant to the Line of Credit Note, SPL, in its discretion may make multiple advances to the Company through December 31, 2023 (the “Maturity Date”), in an aggregate amount of up to $US 20.0 million for working capital purposes. The advances under the Line of Credit Note do not bear interest and are due and payable on or before the Maturity Date. SPL may, at its option, convert the principal amount of any advance into shares of our common stock, at a conversion price of US$0.74 per share. As of September 25, 2023, US$16,980,000 in advances that were outstanding under the Line of Credit Note, were converted into 22,945,946 shares issued to SPL at the conversion price of $0.74 per share.

NOTE 7 – BANK OVERDRAFT

Bank Overdraft consisted of the following as of September 30, 2023, and December 31, 2022.

	Period Ended
	September 30,	December 31,
	2023	2022
HDFC Bank Limited OD against FDs	$4,827,882
HDFC Bank Ltd WCOD	$1,290,332

Bank Overdraft	$6,118,214	$-

The HDFC Bank OD against FDs of US$4,827,882 is secured by Fixed Deposits of US$ 4,964,496 provided by the Company. During the quarter ended September 30, 2023, the Company replaced the Fixed Deposits earlier provided by Dr. Sudhir Srivastava as security for this facility, by the Fixed Deposits out of its own funds, thereby improving the net working capital position of the Company. The HDFC Bank WCOD is secured by all the current assets of the Company. Both HDFC Bank OD against FDs as well as HDFC Bank WCOD facilities are additionally secured by personal guarantees provided by Dr Sudhir Srivastava.

NOTE 8 – MERGER

On April 14, 2023 (“Closing”), the Company consummated the acquisition of CardioVentures, Inc., a Delaware corporation (“CardioVentures”), pursuant to a Merger Agreement dated November 7, 2022 (the “Merger Agreement”), by and among the Company, a wholly owned subsidiary of the Company (“Merger Sub”), CardioVentures and Dr. Sudhir Srivastava, who, through his holding company, owned a controlling interest in CardioVentures.

CardioVentures, through a subsidiary, owns a controlling interest in Sudhir Srivastava Innovations Pvt. Ltd., an Indian private limited company (“SSI-India”). Based in Haryana, India, SSI-India is engaged in the business of developing innovative surgical robotic technologies with a vision to make the benefits of robotic surgery affordable and accessible to a larger part of the global population. SSII’s product range includes its proprietary “SSI Mantra” surgical robotic system and a wide range of surgical instruments capable of supporting a variety of cardiac and other surgical procedures. The Company now intends to focus on the business of SSI-India and has plans to globally expand the presence of its technologically advanced, user-friendly, and cost-effective surgical robotic solutions.

Pursuant to the Merger Agreement, at Closing, Merger Sub merged with and into CardioVentures (the “Merger”). In the Merger, holders of the outstanding shares of common stock of CardioVentures (including certain parties who provided interim convertible financing during the pendency of the Merger Agreement, were issued 135,808,884 shares of SSII common stock, representing approximately 95% of issued and outstanding shares of SSII common stock post-Merger, with the existing shareholders of SSII holding approximately 6,544,344 shares of SSII common stock representing approximately 5% of issued and outstanding shares of SSII common stock post-Merger.

Pursuant to the Merger Agreement, at Closing, the holders of CardioVentures common stock also received shares of newly designated Series A Non-Convertible Preferred Stock (the “Series A Preferred Shares”).

The Series A Preferred Shares vote together with shares of SSII common stock as a single class on all matters presented to a vote of shareholders, except as required by law, and entitle the holders of the Series A Preferred Shares to exercise 51.0% of the total voting power of the Company. The Series A Preferred Shares are not convertible into common stock, do not have any dividend rights and have a nominal liquidation preference. The Series A Preferred Shares also have certain protective provisions, such as requiring the vote of a majority of Series A Preferred Shares to change or amend their rights, powers, privileges, limitations and restrictions. The Series A Preferred Shares will be automatically redeemed by the Company for nominal consideration at such time as the holders of the Series A Preferred Shares own less than 50% of the shares of SSII common stock received in the Merger.

Contemporaneously with the Closing, the Company also changed its name to “SS Innovations International, Inc.,” effected a one for ten reverse stock split and increased its authorized common stock to 250,000,000 shares.

In addition to the foregoing, following Closing, the Company issued 14,029,170 post-Merger shares of SSII common stock to Dr. Frederic Moll and one other accredited investor, who each provided $3,000,000 in interim financing to the Company pending consummation of the Merger. Pursuant to his investment agreement with the Company, dated April 7, 2023, which included his $3,000,000 investment, and which was described in and included as an Exhibit to the Company’s Report on Form 8-K, dated April 14, 2023, Dr. Moll received 7% of SSI’s post-merger issued and outstanding common stock on a fully diluted basis or an aggregate of 10,149,232 SSI Shares.

As a result of the foregoing, a “Change in Control” of the Company occurred, with Dr. Sudhir Srivastava becoming the Company’s principal and controlling shareholder.

Concurrent with consummation of the Merger, Dr. Sudhir Srivastava, through his holding company, assigned patents, trademarks and other intellectual property used in the development, commercialization, manufacturing and sale of its medical and surgical robotic systems and products (the “SSII Intellectual Property”) to a wholly owned subsidiary of SSII.

NOTE 9 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 250,000,000 shares of common stock, $0.0001 par value per share plus 5,000,000 shares of preferred stock, par value $0.0001.

At Closing of the Merger on April 14, 2023, 135,808,884 shares of our common stock and 1,000 Series A Preferred Shares were issued to CardioVentures. This includes common stock that was issued to Dr. Frederic Moll and one other accredited investor, who each provided $3,000,000 in interim financing to the Company pending consummation of the Merger. Following the Merger an additional 3,818,028 shares of our common stock were issued to Dr. Frederic Moll per his interim financing agreement with the Company.

As of September 25, 2023, US$16,980,000 in advances that were outstanding under the Line of Credit Note, were converted into 22,945,946 shares issued to Sushruta Pvt Ltd at the conversion price of $0.74 per share.

Holders of common stock are entitled to one vote for each share of common stock.

NOTE 10 – COMMITMENTS

Employment Agreements

At closing of the Merger, Alen Sands York and Ettore Tomasetti resigned as directors of the Company and Barry F. Cohen, Dr. Ray Powers and Dr. Farhan Taghizadeh resigned as Chief Executive Officer and Acting Chief Financial Officer, Chief Operating Officer, and Chief Medical Officer of the Company, respectively. Mr. Cohen continues as a director of the Company and assumed the office of Chief Operating Officer–Americas and to this effect, an employment agreement effective April 14, 2023, was executed between the Company and Mr. Cohen.

Mr. Cohen’s employment agreement is for a 36-month period and provides for a base salary of US$ 15,000 per month.

In addition to the above, Dr. Sudhir Srivastava became a director, Chairman and Chief Executive Officer of SSII, Dr. Vishwajyoti P. Srivastava, the son of Dr. Sudhir Srivastava, became a director and President and Chief Operating Officer–South Asia and Anup Sethi became Chief Financial Officer of the Company. The Company, through Otto Pvt. Ltd., a wholly owned subsidiary, is also party to employment agreements with each of Dr. Sudhir Srivastava, Dr. Vishwajyoti P. Srivastava and Anup Sethi. Dr. Sudhir Srivastava’s employment agreement is for a five (5) year period expiring in September 2026 and provides for an annual base salary of US$600,000. Dr. Vishwajyoti P. Srivastava’s employment agreement is for a five (5) year period expiring in September 2026 and provides for an annual base salary of US$200,000. Mr. Sethi’s employment agreement is for a five (5) year period expiring in January 2028 and provides for an annual base salary of US$175,000.

Each of the employment agreements contain customary confidentiality, assignment of proprietary rights, non-competition, and non- solicitation provisions.

Lease

The Company occupies office and laboratory space in Orlando, Florida under a lease agreement that expired on July 31, 2018. Effective August 1, 2018, and expiring July 31, 2019, the Company signed a new agreement, with monthly payments of $1,829.25 plus applicable sales tax. Effective August 1, 2019, the Company signed a year lease agreement, providing that the Company pay insurance, maintenance, and taxes with a monthly lease expense of $2,454.75 plus applicable sales tax. Effective January 15, 2020, the Company amended its August 1, 2019, lease agreement reducing its monthly lease payment to $2,223 plus applicable sales tax. the Company signed a lease that was effective August 1, 2020, through July 31, 2021, which provides that the Company pay insurance, maintenance, and taxes with a monthly lease expense of $1,474.17 plus applicable sales tax.

Effective November 1, 2022, the Company signed an amendment which further modified the August 1, 2020, agreement, reducing the monthly lease expense to $404.68 including applicable sales tax. Either party may cancel the agreement at any time with 30 days’ notice. On July 31, 2023, the Company relocated its Orlando facility to a new location at 11583 University Blvd, Orlando FL 32817. The Company occupies that space on a month-to-month basis at a cost of $194 per month.

The Company, through its SSI-India subsidiary, occupies office, manufacturing, and assembly space in Gurugram, Haryana (India) under a lease agreement entered into in March 2021, with monthly payments of US$ 16,528 plus applicable taxes. This lease expires in March 2030. Effective June 01, 2023, SSI-India subsidiary signed another lease agreement for occupying an additional space of 21,600 sq ft on the ground floor of the same building where its current facility is located, to further expand its manufacturing and assembly capacity. This lease provides for a monthly payment of US$ 12,033 plus taxes and expires on May 31, 2032, subject to further renewal on mutually acceptable terms. In December 2020, SSI India had leased a house to provide residential accommodation to Dr Sudhir Srivastava pursuant to the terms of his employment agreement. This lease agreement has since been terminated and effective August 1, 2023, SSI India leased another house to provide residential accommodation to Dr Sudhir Srivastava. This lease provides for a monthly payment of US$ 16,349 plus taxes.

NOTE 11 – RELATED PARTY TRANSACTIONS

As of September 30, 2023, and December 31, 2022, there was $1,860,333 and $0 in amounts due to related parties, respectively. The advances are unsecured, non-interest bearing and due on demand.

	Period Ended
	September 30,	December 31,
	2023	2022
Loan payable	1,860,333
Loan payable	$1,860,333	-

On April 15, 2023, the Company executed a Convertible Promissory Note (the “Line of Credit Note”) with Sushruta Pvt Ltd. (“SPL”), the Bahamian holding company owned by Dr. Sudhir Srivastava, our Chairman, Chief Executive Officer and principal shareholder. Pursuant to the Line of Credit Note, SPL, in its discretion may make multiple advances to the Company through December 31, 2023 (the “Maturity Date”), in an aggregate amount of up to US$ 20.0 million for working capital purposes. The advances under the Line of Credit Note do not bear interest and are due and payable on or before the Maturity Date.

SPL may, at its option, convert the principal amount of any advance into shares of our common stock, at a conversion price of US$0.74 per share. As of June 30, 2023, US$1,225,000 in advances were outstanding under the Line of Credit Note and during the quarter ended September 30, 2023, SPL made further advances aggregating to US$ 15,755,000, thereby making a total of US$16,980,000 advances under the Line of Credit Note. On 27 September 2023, SPL, exercised its option of converting the full amount of advances made under the SPL Note amounting to a total of US$16,980,000 into shares of our common stock at a conversion price of US$0.74 per share and accordingly 22,945,946 shares of our common stock were issued to SPL during the quarter ended September 30, 2023.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through Oct 31, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this Offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$7,380
FINRA filing fee		$8,000
Nasdaq listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees		*
Miscellaneous expenses		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Under Section 607.0850 of the Florida Business Corporation Act, the Company has the authority to indemnify its directors and officers to the extent provided for in such statute. Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, employment agreements and non-employee director appointment letters provide for indemnification of our directors and officers to the fullest extent permitted by the Florida Business Corporation Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities

During the past two years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act, as amended (to the extent applicable, the following information has been adjusted to give effect to a 10-for-1 reverse stock split implemented in April 2014):

(a) On June 16, 2022, the Company issued 24,027 shares of common stock to a law firm as payment in full for the accrued but unpaid legal fees.

(b) On July 1, 2022, the Company paid $5,000 and issued to a consultant an immediately vested option for 252,000 shares of common stock with an exercise price of $1.00 per share as a performance bonus and for foregoing all accrued and unpaid fees due for 2022 and for foregoing a portion of the fees due for the remaining five months of calendar year 2022.

(c) On July 1, 2022, the Company issued to its then Chief Executive Officer and current Chief Operating Officer - Americas an immediately vested option for 540,000 shares of common stock with an exercise price of $1.00 per share as a performance bonus and for foregoing all of his 2022 salary.

(d) On July 1, 2022, the Company issued to its then Chief Medical Officer an immediately vested option for 50,000 common shares with an exercise price of $1.00 per share as a performance bonus. The Company also issued 4,000 shares of its common stock such officer pursuant to his employment agreement with the Company.

(e) On July 1, 2022, the Company issued to its then Chief Strategy Officer an immediately vested option for 50,000 shares of common stock with an exercise price of $1.00 per share as a performance bonus. The Company also issued 16,000 shares of its common stock such officer pursuant to his stock grant and employment agreements with the Company.

(f) On July 1, 2022, the Company issued 2,725 shares of common stock to a law firm as payment for legal fees.

(g) On July 1, 2022 the Company issued a total of 56,975 shares of common stock to several consultants in payment for services rendered.

(h) In July 2022, four investors exercised outstanding options to exchange their membership interest in Avra Air LLC, an affiliated of the Company for a total of 30,103 shares of the Company’s common stock.

(i) During the quarter ended December 31, 2022, the Company issued and sold 440,100 shares of our common stock to 21 accredited investors in a private offering at $2.50 per share, generating gross proceeds of $1,100,250.

(j) On September 7, 2022, Avra Air LLC redeemed the 49.8% voting rights held by the Company in such limited liability company in exchange for waiving the payment of any royalty fees owed by the Company to Avra Air LLC and the issuance of 5,200 shares of the Company’s common stock.

(j) On February 1, 2023, the Company issued 500 shares of our common stock to our then Chief Medical Officer pursuant to his employment agreement with the Company.

(k) During the first quarter of 2023 the Company issued a total of 67,000 shares of common stock to five accredited investors in private transactions at prices per share ranging from $2.50 to $4.00, generating gross proceeds of $189,500 to the Company.

(l) On February 24, 2023, the Company issued a total of 60,000 shares of our common stock to two accredited investors as a result of their exercising two warrants resulting in proceeds of $240,000 to the Company.

(m) On March 4, 2023, the Company issued 660 shares to a vendor for consulting services.

(m) Upon closing of our acquisition by merger of CardioVentures, Inc. on April 14, 2023, 135,808,884 shares of our common stock and 1,000 shares of our Series A Preferred Stock were issued to Sushruta Pvt. Ltd. (“SPL”), the Bahamian holding company owned by Dr. Sudhir Srivastava, our new Chairman, Chief Executive Officer and principal shareholder.

(n) Following closing our acquisition by merger of its Merger on April 14, 2023, the Company issued 10,149,232 shares of SSII common stock to Dr. Frederic Moll and 3,879,938 shares of common stock to a second investor, in exchange for $3 million and $3 million in interim financing provided to the Company pending closing of the acquisition, respectively.

(o) On April 15, 2023, the Company executed a Convertible Promissory Note (the “Line of Credit Note”) with SPL. Pursuant to the Line of Credit Note, SPL, in its discretion. agreed make multiple advances to the Company through December 31, 2023 (the “Maturity Date”), in an aggregate amount of up to $20.0 million for working capital purposes. The advances under the Line of Credit Note did not bear interest and were due and payable on or before the Maturity Date. SPL could, at its option, convert the principal amount of any advance into shares of our common stock, at a conversion price of $0.74 per share. A total of $16,980,000 in advances that were made under the Line of Credit Note were converted into 22,945,946 of our common stock on September 25, 2023.

(p) On July 24, 2023, the Company issued 50,000 shares of our common stock to our former Chief Medical Officer upon exercise of a stock option held by him generating gross proceeds of $50,000.

(q) In October, 2023, the Company issued a total of 90,514 shares of our common stock to two investors upon their exercise of previously issued warrants generating gross proceeds of $362,054.

(r) Effective February 14, 2024, the Company sold $1,000,000 in principal amount of 7% Convertible One-Year Promissory Notes (the “Bridge Notes”) to two investors in a private transaction, one of whom was Sushruta. Interest on the Bridge Notes accrues at the rate of 7% per annum and is payable together with the principal amount on the maturity date, which is one year from issuance. At the option of the noteholder, the Bridge Notes may be converted at any time prior to maturity into Shares at a conversion price of $4.45, subject to adjustment for stock splits, stock dividends and similar recapitalization events.

All of the foregoing securities were issued in accordance with the exemption from registration afforded by Section 4(a) (2) of and/or Regulation D or Rule 701 promulgated under the Securities Act, as amended, as the persons receiving such shares having provided the Company with appropriate representations as to their investment intent and their status as “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement*
3.1(i)	Amended and Restated Articles of Incorporation(1)
3.1(ii)	Articles of Amendment to Amended and Restated Articles of Incorporation(2)
3.2	By-Laws(1)
4.2	Form of Underwriters’ Warrant*
5.1	Opinion of Lewis Brisbois Bisgaard & Smith LLP*
10.1	2016 Incentive Stock Plan(1)+
10.2	Employment Agreement with Dr, Sudhir Srivastava(2)
10.3	Employment Agreement with Dr. Vishwajyoti P. Srivastava(2)+
10.6	Employment Agreement with Anup Sethi(2)+
10.7	Employment Agreement with Barry F. Cohen(3)+
10.8	Promissory Note made in favor of Sushruta Pvt. Ltd.(3)
10.9	Form of Director Appointment Agreement(1)+
10.10	Form of Indemnification Agreement(1)+
14.1	Code of Ethical Conduct(1)
21.1	List of Subsidiaries*
23.1	Consent of BF Borgers CPA PC
23.2	Consent of Lewis Brisbois Bisgaard & Smith LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (see signature page to this Registration Statement on Form S-1)
99.1	Form of Audit Committee Charter*
99.2	Form of Compensation Committee Charter*
99.3	Form of Nominating and Corporate Governance Committee Charter*
107	Filing Fee Table
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	To be filed by amendment.

(1)	Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-216054) and incorporated herein by reference.

(2)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 19, 2023 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company’s Current Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on August 8, 2023 and incorporated herein by reference.

+	Indicates management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules. No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Gurugram, Haryana, India on February 14, 2024.

SS INNOVATIONS INTERNATIONAL, INC.

By:	/s/ Sudhir Prem Srivastava, M.D.
Sudhir Prem Srivastava, M.D.
Chairman and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Anup Sethi
Anup Sethi
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sudhir Prem Srivastava, M.D. and Anup Sethi and each of them, as a true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for each of them and in each name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement and any other registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as each might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Sudhir Prem Srivastava, M.D.	Chairman and Chief Executive Officer
Sudhir Prem Srivastava, M.D.	(Principal Executive Officer)

/s/ Anup Sethi	Chief Financial Officer
Anup Sethi	(Principal Financial And Accounting Officer)

/s/ Vishwajyoti P. Srivastava. M.D.	President, Chief Operating Officer – South Asia and Director
Vishwajyoti P. Srivastava M.D.

/s/ Barry F. Cohen	Chief Operating Officer – Americas and Director
Barry F. Cohen

/s/ Dr. Mylswamy Annadurai	Director
Dr. Mylswamy Annadurai

/s/ Dr. S.P. Somashekhar	Director
Dr. S.P. Somashekhar